COMPASS
GROUP

02034855

29 May 2002

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 07 2002
WASH. D.C. 164 SECTION

SUPPL

Ladies And Gentlemen

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I PRESS RELEASES

(i) Compass Group PLC update on offer for Seiyo Food Systems, Inc. – 50.1% acceptance condition exceeded (January 22, 2002).

(ii) Compass Group PLC announces three important contract wins in France (January 28, 2002).

(iii) Compass Group PLC confirms acceptance of its offer for Seiyo Food Systems, Inc. (January 30, 2002).

(iv) Compass Group PLC £200 million 10 per cent. First Mortgage Debenture Stock due 2018 (February 13, 2002).

(v) Compass Group PLC Chairman's AGM statement (February 15, 2002).

(vi) Compass Group PLC Notice of Interim Results (February 21, 2002).

(vii) Industry Classification of Compass Group PLC (February 21, 2002).

(viii) Partnership between "Assistance Publique – Paris Hospitals" and Compass (March 4, 2002).

(ix) Compass Group PLC announces the acquisition of Bon Appetit (March 6, 2002).

dw 6/17

Compass Group PLC
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA.
Telephone 01932 573000 Facsimile 01932 569956

(x) Compass Group PLC meeting (March 11, 2002).

(xi) Compass Group PLC – Seiyo Food Systems, Inc. partial sale of Japanese high street restaurant business (March 12, 2002).

(xii) Compass Group trading update: Compass Group announces strong first half trading (March 20, 2002).

(xiii) Compass Group appoint Peter Blackburn and Sven Kado as non-executive directors (April 10, 2002).

(xiv) Compass Group announces significant contract gain for Morrison in North America (April 11, 2002).

(xv) Acquisition of the entire issued share capital of Gruppo Events Limited (April 12, 2002).

(xvi) Compass Group wins two important new UK education contracts (April 17, 2002).

(xvii) Compass Group PLC – new directors declarations (April 24, 2002).

(xviii) Compass Group PLC – bond mandate (April 25, 2002).

(xix) Compass Group presentation at Lehman Brothers 2002 global services conference (May 8, 2002).

(xx) Compass Group PLC wins Boeing contract (May 14, 2002).

(xxi) Compass Group PLC – interim unaudited results for the six months ended 31 March 2002 (May 21, 2002).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

(i) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 903,100 ordinary shares in the Company to participants in the Company's commitment share plan (January 29, 2002).

(ii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 677,130 ordinary shares in the Company to participants in the Company's commitment share plan (February 4, 2002).

(iii) Notification from the Department of Trade and Industry relating to the proposed acquisition by Compass of Restorama, Rail Gourmet and Gourmet Nova (February 6, 2002).

(iv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 1,801,131 ordinary shares in the Company to participants in the Company's commitment share plan (February 12, 2002).

(v) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 344,266 ordinary shares in the Company to past and present participants in the Company's sharesave scheme (February 14, 2002).

(vi) Notification from Compass Group PLC in accordance with Rule 9.31(b) of the UKLA Listing Rules (February 18, 2002).

(vii) Notification from Compass Group PLC relating to changes in the interests of directors resulting *inter alia* from the maturity of awards under the Company's long-term incentive plans (February 25, 2002).

(viii) Notification from the Department of Trade and Industry relating to the bid by Compass for Restorama, Rail Gourmet and Gourmet Nova referred to the UK Competition Authorities (February 26, 2002).

(ix) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 232,436 ordinary shares in the Company to participants in the Company's commitment share plan (March 4, 2002).

(x) Notification from the Office of Fair Trading inviting comments in relation to the proposed acquisition by Compass Group PLC of Rail Gourmet UK (March 6, 2002).

(xi) Notification from Compass Group PLC relating to the early redemption of £200 million 10 per cent. First Mortgage Debenture Stock 2018 (March 7, 2002).

(xii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 42,546 ordinary shares in the Company to past and present participants in the Company's commitment share plan and sharesave scheme (March 22, 2002).

(xiii) Notification from the Department of Trade and Industry relating to the referral by Melanie Johnson of Compass Group's acquisition of Rail Gourmet Holding AG, Restorama AG and Gourmet Nova (March 26, 2002).

(xiv) Notification from Compass Group PLC relating to the acquisition by Michael Bailey (Chief Executive) of 81,212 ordinary shares in the Company (March 26, 2002).

(xv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 62,462 ordinary shares in the Company to participants in the Company's commitment share plan (April 2, 2002).

(xvi) Notification from the Competition Commission relating to the inquiry into the acquisition of Rail Gourmet Holding AG, Restorama AG and Gourmet Nova by Compass Group PLC - statement of issues and hypothetical remedies (May 1, 2002).

(xvii) Notification from the Office of Fair Trading relating to the proposed acquisition of Rail Gourmet Holding AG – merger update (May 1, 2002).

(xviii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 3,251 ordinary shares in the Company to past and present participants in the Company's sharesave scheme (May 1, 2002).

(xix) Notification from Compass Group PLC relating to an application to the UK Listing Authority for admission to the Official List of the Company's £2,000,000,000 Euro Medium Term Note Programme (May 7, 2002).

(xx) Notification from Countryside Properties PLC relating to a pre-letting to Compass Group PLC of Aymer House in Chertsey, Surrey as the Company's new corporate headquarters (May 23, 2002).

(xxi) Notification from Compass Group PLC of grants to certain executive directors of share options under the terms of the Company's executive share option plan (May 23, 2002).

(xxii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 59,747 ordinary shares in the Company to past and present participants in the Company's commitment share plan and sharesave scheme (May 22, 2002).

COMPASS
GROUP

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

(i) Compass Group PLC – Circular to the holders of the £200,000,000 10 per cent. First Mortgage Debenture Stock 2018 (the "Stock") of the Company relating to a proposal for the early redemption of the Stock (February 12, 2002).

(ii) Compass Group PLC – Information Memorandum incorporating listing particulars in relation to the Company's £2,000,000,000 Euro Medium Term Note Programme (May 3, 2002).

(iii) Compass Group PLC – Interim Unaudited Results for the six months ended 31 March 2002 (May 21, 2002).

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

(i) Companies Form No. 88(2) Return of allotment of shares in relation to the acquisition by Compass Group PLC of Gruppo Events Limited (April 9, 2002).

(ii) Companies Form No. 288a Appointment of Peter Hugh Blackburn as a director of Compass Group PLC (April 10, 2002).

(iii) Companies Form No. 288a Appointment of Sven Kado as a director of Compass Group PLC (April 10, 2002).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on (+44) 01932 573159.

Yours sincerely

Andrew V Derham
Deputy Company Secretary

Enclosures

82-5161

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 4083914

Company name in full Compass Group PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	632,900		
Nominal value of each share	£ 0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100.00%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: The entire issued share capital of Gruppo Events Limited

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BAT TRUSTEES (JERSEY) LIMITED	Class of shares allotted	Number allotted
Address: SIR WALTER RALEIGH HOUSE, 48/50 ESPLANADE, ST HELIER, JERSEY	Ordinary	632,900
UK Postcode: J E 1 4 H H		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 8/5/2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

THE SECRETARY, COMPASS GROUP PLC, COWLEY HOUSE, GUILDFORD STREET,
CHERTSEY, SURREY, KT16 9BA
Tel 01932 573000
DX number DX exchange

82-5161

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4083914

Company Name in full Compass Group PLC

Appointment form

	Day	Month	Year		Day	Month	Year
Date of appointment	10	04	2002	†Date of Birth	17	12	1940

Appointment as director X as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Notes on completion appear on reverse.

Forename(s) PETER HUGH

Surname BLACKBURN

Previous Forename(s) Previous Surname(s)

Usual residential address WATERSMEET, 12 PROMENADE SQUARE

Post town HARROGATE Postcode HG1 2PH

County / Region NORTH YORKSHIRE Country ENGLAND

†Nationality BRITISH †Business occupation COMPANY DIRECTOR

†Other directorships (additional space overleaf) SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 19/4/02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 24/4/2002

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

THE SECRETARY, COMPASS GROUP PLC, COWLEY HOUSE, GUILDFORD STREET, CHERTSEY, SURREY,
KT16 9BA

Tel 01932 573000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4083914

† Directors only. † Other directorships

ALCON LABORATORIES (UK) LIMITED (30/06/2001)
NESTEC YORK LIMITED (01/07/2001)
NESTLE HOLDINGS (UK) PLC (01/07/2001)
NESTLE UK LIMITED (01/07/2001)
NORTHERN FOODS PLC
RAW PRODUCTS LIMITED (01/07/2001)
SIG PLC
ST. LEONARD'S HOSPICE YORK
THE FOOD AND DRINK FEDERATION

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

82-5161

SECRETARIAT

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

Appointment form

	Day	Month	Year
Date of appointment	10	04	2002
†Date of Birth	10	10	1944

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MR   *Honours etc:

Notes on completion appear on reverse.

Forename(s): SVEN

Surname: KADO

Previous Forename(s):   Previous Surname(s):

Usual residential address PIENZENAUERSTR 31A

Post town: 81679 MUNICH   Postcode:

County / Region: Country: GERMANY

†Nationality: GERMANY   †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 4/22/2002

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature]   **Date** 24/4/2002

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

THE SECRETARY, COMPASS GROUP PLC, COWLEY HOUSE, GUILDFORD STREET, CHERTSEY, SURREY,
KT16 9BA

Tel 01932 573000

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4083914

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

82-5161

Interim Report 2002

Quality










moto



COMPASS
GROUP

Chairman's Statement

Introduction
The successful growth of the Group over the years has been achieved through a combination of acquisitions and organic growth with steady margin improvement. This growth has been achieved within our core foodservice markets – a strategy which will be continued.

On 10 April 2002 we strengthened the Group Board with the addition of two new non-executive directors.

Peter Blackburn is Chairman of Northern Foods plc and the current President of the Food and Drink Federation. He is also a non-executive director of SIG plc. Mr Blackburn recently retired as Chairman and Chief Executive of Nestlé UK, the British subsidiary of the Swiss food giant having held a number of senior positions with Rowntree Mackintosh plc including Chairman of the UK and Eire Region.

Sven Kado is Chairman of Marsh & McLennan Holdings GmbH. In a career spanning more than 30 years, Sven has held a number of senior positions in finance including Chief Financial Officer at Nixdorf Computer AG, Chief Financial Officer at Dyckerhoff AG and senior advisor at Principal Finance Group/Nomura International.

I am delighted to welcome Peter and Sven to the Board of Compass Group. Peter is highly respected in the food and beverage sector and Sven, with his excellent track record in finance, is a well known business figure in Europe and in Germany in particular. I am sure that their experience and expertise will ensure that they make a significant contribution to the development of Compass Group.

Both will be members of the Audit, Remuneration and Nomination committees in addition to their roles on the Group Board.

Dividend
An interim dividend of 2.1p (net) per ordinary share of 10p each has been declared on the existing share capital, an increase of 11% over last year's figure.

Payment will be made on 3 October 2002 to shareholders on the register at the close of business on 23 August 2002. The ex-dividend date will be 21 August 2002.

Prospects
The foodservice market continues to grow for contract foodservice providers as the trend towards outsourcing continues. We are the clear market leader but still have only a small share of the worldwide market. We look forward with confidence to a future of continuing growth as well as margin improvement.

F H Mackay
Chairman

Chief Executive's Report

I am pleased to report that we have achieved another half year of record turnover and operating profits. Group margins continue to improve.

Reported turnover increased by 23% to £5,014 million, whilst like for like turnover growth was 7%.

	2002 £m	Reported Growth %	Like for like Growth %
Turnover			
UK	1,254	9	6
Continental Europe and the rest of the world	1,754	25	8
North America	1,805	37	7
	4,813	24	7
UK fuel	201	(4)	(4)
Total	5,014	23	7
Operating profit			
UK	149	13	10
Continental Europe and the rest of the world	94	34	10
North America	86	41	11
Total	329	25	11

Like for like growth adjusts for acquisitions, disposals and exchange rate movements and compares the results against the half year for 2001 which have been prepared on a consistent basis. Operating profit is before goodwill amortisation and exceptional items and excludes associates.

Operating profit before goodwill amortisation, exceptional items and associates was up 25% at £329 million (2001: £263 million) and profit before taxation, goodwill amortisation and exceptional items was 10% up at £258 million (2001: £234 million) when compared to the first half of last year. On a like for like basis, total operating profit before exceptional items and goodwill amortisation increased by 11%.

Like for like margins in all operating divisions continue to improve. Synergies within the UK business are on track to deliver the predicted incremental £20 million of benefit for the full year, giving rise to £40 million of total synergies for 2002. An incremental £8 million was achieved in the current half year. Including these synergies, margin improvements continue to be in line with management expectations and a like for like increase in the overall Group margin of 30 basis points has been achieved – 60 basis points in the UK, 20 basis points in Continental Europe and rest of the world, and 20 basis points in North America.

Exceptional items total £15 million of which £5 million relates to the final cost of the UK integration of Granada Restaurants. In addition, exceptional items include the final cost of a commitment plan of £10 million entered into to retain senior employees.

This plan will result in the issue of 9,931,031 new Compass Group shares of which 7,988,197 had been issued as at 31 March 2002. The goodwill amortisation in the period was £117 million.

The tax rate for the first half of 2002 is 28.0% on the profit on ordinary activities before taxation, goodwill amortisation and exceptional items. The Directors believe this to be a prudent estimate of the full year rate. The Group has adopted FRS 19 "Deferred Tax" for the first time this half year. FRS 19 does not have an impact on tax paid and the effect on the restated 2001 tax charge is explained in note 4 to the interim financial statements.

Basic earnings per share before goodwill amortisation and exceptional items on a reported basis decreased from 8.5 pence to 8.0 pence. However, 2001's half year results benefited from the inclusion of £103 million of imputed interest income, relating to the unwinding of the discounting of the hotel disposal proceeds, which did not attract tax. Calculating 2001 on a proforma basis for a normal tax charge would give earnings per share growth in the half year to 31 March 2002 of 11%.

The Group continues to deliver strong rates of business retention, demonstrating the benefit of focus on improving client and customer satisfaction levels, and a retention rate of over 95% has again been achieved.

Compass Group is pleased to announce a number of significant new contract wins and contract extensions including:

United Kingdom

Select Service Partner has signed a series of new airport contracts at Liverpool (seven year contract), Glasgow (eight years) and Exeter (five years) plus a new contract at Prestwick (ten years) with annual turnover of more than £11.5 million;

Germany and Belgium

Eurest has cemented its relationship with Ford by retaining the contract for factories in Cologne and Aachen and has also been awarded new contracts at Saarluis in Germany and at Genk and Lommel in Belgium (both previously self operated). The annual value of these contracts is Euro 8 million.

North America

Last week the Group announced that Eurest Dining Services, Canteen Vending and minority-owned partner Thompson Hospitality had signed a ten year contract with Boeing with annual revenues of US$40 million.

Divisional Performance

United Kingdom

The UK has had a good first half year with like for like growth within our target ranges as shown by the following chart:

	Turnover			Operating Profit		
UK like for like results	2002 £m	2001 £m	Growth %	2002 £m	2001 £m	Growth %
Total excluding Roadside and Fuel	966	915	6	91	81	12
Roadside						
– Motorway estate	140	132	6	22	20	10
– Other roadside estate	117	110	6	21	19	11
– Standalone Travelodge	27	25	8	11	10	10
	284	267	6	54	49	10
Total excluding fuel	1,250	1,182	6	145	130	11
Fuel	201	209	(4)	4	5	(20)
Total	1,451	1,391	4	149	135	10

Growth in contract and concessions has been aided by the following notable contract gains and extensions:

Business and Industry

Major developments during the period include:

- Land Securities Trillium: a ten year contract worth £15 million a year to provide catering services to the BBC in London and Scotland;
- Restaurant Associates: six months after its UK launch the division has gained 12 new contracts with a combined total turnover of £60 million. Clients include Deutsche Bank, J Walter Thompson and Esporta plc;
- Other notable contract wins and extensions include: Inland Revenue, Centrica, Clerical Medical and Norwich Union Healthcare.

Leisure and Hospitality

Letheby & Christopher have won the following notable contracts:

- Arena Leisure: a five year deal to provide specialist catering services at six of the UK's most popular racecourses. Annual turnover £5.5 million;
- Silverstone: a three year, £5 million per annum contract with Octagon Motorsports to operate conferencing, banqueting and hospitality catering services.

Education
Scolarest have secured the following notable contract gains:

- Bedfordshire County Council: a seven year contract, valued at £5.5 million per annum to provide catering services at 174 schools;
- Essex County Council: a two year contract, valued at £11 million per annum for catering services at 380 schools;
- City University: a ten year contract with annual turnover of £1.7 million;
- University of North London: a ten year contract with annual turnover of £1.1 million.

The pleasing 6% like for like growth in turnover for the Roadside Division is being driven by the continuing introduction of Group brands into these locations and positive results from the upgrading of the first 14 Little Chef sites. A further 11 Little Chef sites are expected to be upgraded in the second half of the year.

North America
Turnover of £1,805 million was 37% up on the preceding year and operating profit (before goodwill amortisation) of £86 million was 41% up (£61 million). Like for like turnover growth was 7% and the margin on a like for like basis was up from 4.6% in 2001 to 4.8%.

The growth in like for like turnover of 7% has been calculated excluding current year acquisition turnover of £23 million and adjusting 2001's reported results of £1,315 million for the pre-acquisition results of 2001's acquisitions (£313 million) and translation differences of £32 million. Healthcare and education have delivered strong like for like turnover growth of 14% and 16% respectively with the tougher economic environment that has existed in North America having a detrimental effect on the division's existing business and industry and vending estate. Record net new contract gains, stimulated by increased interest in outsourcing, have helped the business and industry division grow by 4% and contain vending's reduction to 3%, both on a like for like basis. Concessions grew a pleasing 10% fuelled by good contract gains at sporting venues.

Notable events during the period included the following major contract gains:

Business and Industry

- Restaurant Associates has signed a five year contract with Lehman Brothers in New York to cater for 4,500 customers, worth $5 million a year;
- Eurest in Canada has signed contracts with IBM, TD Bank Financial Group, Celestica and Oracle. The contract with IBM is worth $7 million a year.

Healthcare
Morrison Management Services, acquired by the Group in April 2001, announced in April 2002 that it had signed an initial five year agreement with The Fountains Retirement Communities Inc. to provide dining services management for 17 communities across the USA. The agreement, worth more than $20 million annually in managed volume, marks the largest retirement community alliance in the for-profit senior living market. Morrison has also gained the contracts to serve 1,000 people daily at the Good Samaritan Hospital in Vincennes, Indiana and 2,000 meals daily at Owensboro Mercy Health System in Kansas.

Education
Today Compass Group announces that Chartwells School Dining Services has gained the contract with the Louisiana State University (LSU) to provide foodservice at all LSU sporting events building on Chartwell's existing business with LSU. American Football games at LSU regularly attract over 80,000 spectators. Chartwells has gained a number of prestigious new contracts during the first half including St Louis University, State University of New York-Purchase, Oakland University, Michigan and Winston-Salem/Forsyth County Schools, North Carolina. These contracts represent annual revenues of $39.5 million.

Continental Europe and the Rest of the World
Turnover of £1,754 million was 25% up from £1,403 million and operating profit excluding associates (before goodwill amortisation) of £94 million was 34% up from £70 million. Like for like turnover was up 8% and the like for like margin of 5.6% was also up from 5.4%.

Notable events during the period included the following major contract gains:

Business and Industry

France

In January, the Group gained three significant contracts with Eurotunnel, Mutuelles du Mans and the European Parliament in Strasbourg, totalling more than Euro 22 million in annual turnover;

Japan

Compass Group Japan has won the contract to provide catering services for Asahi National Broadcasting, serving over 650,000 meals a year with annual turnover of ¥220 million;

In addition, contracts awarded included:

- NTT for ¥1.6 billion turnover per annum;
- Mitsui Sumitomo for ¥157 million turnover per annum;
- GKN for ¥73 million turnover per annum;

Turkey

A contract with Genoto, a subsidiary of Volkswagen, for sites in five cities and a contract with Pepsi Cola for two bottling factories in Ankara and Izmir;

Germany

A contract with Stadtwerke München has been awarded to Eurest and Selecta. The contract, which was previously self-operated, reflects the benefit of being able to offer vending alongside foodservice and has annual revenues of Euro 3 million.

Vending

Selecta, acquired by the Group in May 2001, continues to add value to our total foodservice offering, particularly in partnership with Eurest. In the period Selecta has installed over 2,500 machines in Compass-operated locations.

Healthcare

Norway

Medirest has been awarded the contract for the newly built Norland Hospital BF patient hotel in Bodo with annual revenues in excess of Euro 1 million;

France

A three year contract with Assistance Publique – Paris Hospitals worth Euro 14 million per annum;

Australia

Recent contract gains include the Mountain View Retirement Home in Murwillimbah, part of Australian Retirement Homes Group and the Adventist Retirement Village in Victoria Point, which was previously self-operated.

Concessions

Germany

SSP has been awarded a ten year contract for the newly refurbished Terminal C at Dusseldorf International Airport with annual revenues of Euro 3 million;

Hong Kong

Two new units in the arrivals hall at Hong Kong International Airport – the contract is for seven years with annual revenues of over HK$20 million;

Austria

A ten year contract to provide food and beverage services at the International Airport of Innsbruck, the country's second largest airport with annual revenues of Euro 1 million.

Remote Site

In January the Group announced the signing of a "preferred supplier" agreement with Chevron Texaco believed to be the largest ever negotiated in the catering industry. The contract will have an annual value of more than US$200 million when fully mobilised. Operations in Kazakhstan are now fully operational with ESS preparing more than 10,000 meals a day.

Education

In Japan a contract with the Osaka Industrial University has been won with annual revenues of ¥42 million per annum.

Financing

Cash flow generation from operations continues to be strong with a positive free cash flow before capital expenditure in the period of £216 million (2001: £31 million). This is after a working capital outflow of £106 million (2001: £98 million). Capital expenditure absorbed £193 million in the half year resulting in a free cash flow after capital expenditure of £23 million (2001: £(111) million).

Chief Executive's Report
continued

Net debt at 31 March 2002 of £2,998 million has increased from £2,390 million at 30 September 2001 principally as a result of spending £502 million on acquisitions including debt in subsidiaries acquired.

In May 2002, the Group has broadened its sources of finance and extended the maturity profile of its debt by raising US$750 million from the US private placement market, Euro 600 million by way of a first Euro denominated public bond and £200 million with a new Sterling public bond.

The proceeds of some £1 billion will be used to repay existing bank debt. Bank facilities of £1 billion mature in June 2002.

Moody's Investors Service and Standard & Poor's have recently confirmed their credit ratings for Compass Group of Baa1 and BBB + respectively. Both ratings have a stable outlook.

Acquisitions
With the acquisition of Seiyo Food Systems, the Group has made an important strategic move resulting in a market-leading position in Japan.

On 30 January 2002, the Group completed the acquisition of 80% of Seiyo Foods for £325 million including net debt assumed and costs. Seiyo provides the Group with the ideal platform to exploit the opportunities arising from the ongoing development and consolidation of the £21 billion Japanese foodservice market. Seiyo has a strong presence in each of the key market segments of contract catering, concessions and motorway service areas. Seiyo also has a 24.7% investment in Yoshinoya D&C Co. Ltd, a leading Tokyo listed Japanese fast food retailer.

At the time of Compass Group's announcement of its intention to acquire Seiyo Foods, the company had already commenced the sale of its loss-making restaurants business, CASA. In March 2002 Seiyo announced agreement on the disposal of substantially all of this business and proceeds from this disposal, which are due to be received in May 2002, are in line with Compass Group management expectations.

In addition to the acquisition of Seiyo Foods, the Group has announced two further key acquisitions in the first half, which completed just after the half year end;

- Restorama, Rail Gourmet and parts of Gourmet Nova: In December 2001, the Group announced the acquisition of Restorama AG and Rail Gourmet AG from SAirlines AG and parts of Swissair's Gourmet Nova business for a total consideration of £41 million. Restorama provides foodservice in the business and industry sector in Switzerland, Germany and Austria. Rail Gourmet is a leading provider of on board foodservice to customers travelling by rail in Europe. The UK part is subject to clearance by the Competition Commission with an announcement due by 8 July 2002.
- Bon Appétit: In March 2002 the Group announced the acquisition in North America of Bon Appétit Management Company for £114 million. This is an important move, strengthening the Group's profile on the US West Coast, in particular in business and industry and education foodservice.

Outlook
We have continued to make a number of impressive high profile contract gains and our contract retention rates are robust. We expect a reduction in acquisition activity going forward and with our focus on organic growth coupled with the integration of past acquisitions we remain confident that our expectations of organic turnover and margin rate increases will be delivered.

Michael J Bailey
Chief Executive

Auditors' Report

Independent Review Report to Compass Group PLC

Introduction
We have been instructed by the company to review the financial information for the six months ended 31 March 2002 which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2002.

Deloitte & Touche
Chartered Accountants

Hill House
1 Little New Street
London EC4A 3TR

21 May 2002

Consolidated Profit and Loss Account

For the six months ended 31 March 2002

	Before goodwill amortisation & exceptional items £m	Goodwill amortisation & exceptional items £m	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed As restated £m	Year ended 30 Sep 2001 Audited As restated £m
Turnover (note 2)					
Continuing operations	**4,884**	–	**4,884**	4,079	8,716
Acquisitions	**130**	–	**130**	–	–
	5,014	–	**5,014**	4,079	8,716
Operating costs (note 3)	**(4,685)**	**(132)**	**(4,817)**	(3,970)	(8,374)
Operating profit					
Continuing operations	**326**	**(127)**	**199**	109	342
Acquisitions	**3**	**(5)**	**(2)**	–	–
	329	**(132)**	**197**	109	342
Share of operating profits of associated undertakings					
Continuing operations	**1**	–	**1**	4	5
Acquisitions	**3**	–	**3**	–	–
	4	–	**4**	4	5
Total operating profit: Group and share of associated undertakings (note 2)	**333**	**(132)**	**201**	113	347
Reversal of discounting of net proceeds from disposal of businesses to net present value	–	–	–	103	127
Other interest receivable and similar income	**12**	–	**12**	7	17
Total interest receivable and similar income	**12**	–	**12**	110	144
Interest payable and similar charges	**(87)**	–	**(87)**	(144)	(237)
Net interest	**(75)**	–	**(75)**	(34)	(93)
Profit on ordinary activities before taxation	**258**	**(132)**	**126**	79	254
Tax on profit on ordinary activities (note 4)	**(72)**	**4**	**(68)**	(16)	(92)
Profit on ordinary activities after taxation	**186**	**(128)**	**58**	63	162
Equity minority interests	**(8)**	–	**(8)**	(7)	(16)
Profit for the financial period	**178**	**(128)**	**50**	56	146
Equity dividends (note 5)	**(47)**	–	**(47)**	(42)	(126)
Profit for the period retained	**131**	**(128)**	**3**	14	20
Basic earnings per ordinary share (note 6)			**2.2p**	2.5p	6.6p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items (note 6)	**8.0p**			8.5p	20.0p
Diluted earnings per ordinary share (note 6)			**2.2p**	2.5p	6.5p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items (note 6)	**7.9p**			8.4p	19.8p

The half year results are unaudited but have been reviewed by the auditors. The above amounts are derived from continuing operations.

The results for the year ended 30 September 2001 do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985 and have been extracted from the Group's published accounts for that year which have been filed with the Registrar of Companies. The audit report on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Consolidated Statement of Total Recognised Gains and Losses

For the six months ended 31 March 2002

	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed As restated £m	Year ended 30 Sep 2001 Audited As restated £m
Profit for the financial period	**50**	56	146
Currency translation differences on foreign currency net investments	**(46)**	(62)	(84)
Total gains and losses recognised in the period	**4**	(6)	62
Prior year adjustment (note 4)	**(7)**		
Total gains and losses recognised since last annual report	**(3)**		

Reconciliation of Movements in Consolidated Shareholders' Funds

For the six months ended 31 March 2002

	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed As restated £m	Year ended 30 Sep 2001 Audited As restated £m
Profit for the financial period	**50**	56	146
Dividends	**(47)**	(42)	(126)
	3	14	20
Currency translation differences on foreign currency net investments	**(46)**	(62)	(84)
Issue of shares	**42**	11	24
Shares to be issued	**(23)**	13	28
Net reduction in shareholders' funds	**(24)**	(24)	(12)
Opening shareholders' funds	**2,782**	2,798	2,798
Prior year adjustment (note 4)	**–**	(4)	(4)
Opening shareholders' funds as restated	**2,782**	2,794	2,794
Closing shareholders' funds as restated	**2,758**	2,770	2,782

Consolidated Balance Sheet

As at 31 March 2002

	Notes	31 Mar 2002 Reviewed £m	31 Mar 2001 Reviewed As restated £m	30 Sep 2001 Audited As restated £m
Fixed assets				
Intangible assets		**4,424**	3,203	4,200
Tangible assets		**2,237**	1,727	2,081
Investments		**147**	117	27
		6,808	5,047	6,308
Current assets				
Stocks		**204**	160	181
Debtors: amounts falling due within one year		**1,359**	1,064	1,178
amounts falling due after more than one year		**370**	167	285
Businesses held for resale		**122**	2,821	75
Investments		**12**	–	12
Cash at bank and in hand		**402**	468	692
		2,469	4,680	2,423
Creditors: amount falling due within one year		**(2,935)**	(2,669)	(2,838)
Net current (liabilities)/assets		**(466)**	2,011	(415)
Total assets less current liabilities		**6,342**	7,058	5,893
Creditors: amounts falling due after more than one year		**(3,087)**	(3,893)	(2,699)
Provisions for liabilities and charges	7	**(400)**	(359)	(377)
Equity minority interests		**(97)**	(36)	(35)
Net assets		**2,758**	2,770	2,782
Capital and reserves				
Called up share capital		**223**	221	222
Shares to be issued		**9**	17	32
Share premium account	8	**62**	1	11
Merger reserve	8	**4,170**	4,170	4,170
Profit and loss account	8	**(1,706)**	(1,639)	(1,653)
Total equity shareholders' funds		**2,758**	2,770	2,782

Consolidated Cash Flow Statement

For the six months ended 31 March 2002

	£m	Half year ended 31 Mar 2002 Reviewed £m	£m	Half year ended 31 Mar 2001 Reviewed £m	£m	Year ended 30 Sep 2001 Audited £m
Net cash inflow from operating activities (note I)		**328**		239		748
Exceptional reorganisation costs		**(15)**		(19)		(44)
Net cash inflow after exceptional items		**313**		220		704
Dividends from associated undertakings		**–**		–		2
Returns on investments and servicing of finance						
Interest received	**10**		5		16	
Interest paid	**(86)**		(152)		(258)	
Interest element of finance lease rental payments	**(2)**		(1)		(3)	
Dividends paid to minority interests	**(1)**		(1)		(5)	
Net cash outflow from returns on investments and servicing of finance		**(79)**		(149)		(250)
Taxation						
Tax received	**16**		5		19	
Tax paid	**(34)**		(45)		(118)	
Net tax paid		**(18)**		(40)		(99)
Free cash flow before capital expenditure and financial investment		**216**		31		357
Capital expenditure and financial investment						
Purchase of tangible fixed assets	**(216)**		(155)		(355)	
Sale of tangible fixed assets	**23**		13		30	
Sale/purchase of own shares, net	**–**		–		1	
Total capital expenditure and financial investment		**(193)**		(142)		(324)
Acquisitions and disposals						
Purchase of subsidiary undertakings	**(244)**		(302)		(1,337)	
Net (costs)/proceeds from hotel disposal	**(15)**		211		2,806	
Sale of subsidiary companies	**–**		25		25	
Total acquisitions and disposals		**(259)**		(66)		1,494
Equity dividends paid		**(42)**		(121)		(121)
Net cash (outflow)/inflow from investing activities		**(494)**		(329)		1,049
Net cash (outflow)/inflow before financing		**(278)**		(298)		1,406
Financing						
Issue of ordinary share capital	**6**		11		24	
Debt due within a year:						
Decrease in bank loans and loan notes	**(492)**		(454)		(430)	
Debt due after a year:						
Increase/(decrease) in bank loans and loan notes	**481**		668		(440)	
Capital element of finance lease rentals	**(7)**		(5)		(15)	
Net cash (outflow)/inflow from financing		**(12)**		220		(861)
(Decrease)/increase in cash in the period		**(290)**		(78)		545
Reconciliation of net cash flow to movement in net debt (note II)						
(Decrease)/increase in cash in the period		**(290)**		(78)		545
Cash inflow/(outflow) from change in debt and lease finance		**18**		(209)		885
Change in net debt resulting from cash flows		**(272)**		(287)		1,430
Changes in finance leases and loans acquired with subsidiaries		**(266)**		(12)		(73)
Effect of foreign exchange rate change		**(70)**		(54)		(51)
Movement in net debt in the period		**(608)**		(353)		1,306
Opening net debt		**(2,390)**		(3,696)		(3,696)
Closing net debt		**(2,998)**		(4,049)		(2,390)

Notes to the Consolidated Cash Flow Statement

For the six months ended 31 March 2002

	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed £m	Year ended 30 Sep 2001 Audited £m
I Reconciliation of operating profit to net cash inflow from operating activities:			
Operating profit before goodwill amortisation and exceptional items	**333**	268	676
Depreciation	**113**	83	170
EBITDA	**446**	351	846
(Profit) on disposal of fixed assets and businesses	**–**	(1)	(7)
Share of profit of associated undertakings	**(4)**	(5)	(7)
Decrease in provisions for liabilities and charges	**(8)**	(8)	(33)
Increase in stocks	**(11)**	(6)	(8)
Increase in debtors	**(147)**	(127)	(153)
Increase in creditors	**52**	35	110
Net cash inflow from operating activities	**328**	239	748

	1 Oct 2001 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	31 Mar 2002 £m
II Analysis of net debt:						
Cash at bank and in hand	**692**	**(293)**	**3**	**–**	**–**	**402**
Overdrafts	**(47)**	**3**	**–**	**–**	**–**	**(44)**
	645	**(290)**	**3**	**–**	**–**	**358**
Debt due within one year	**(437)**	**492**	**(6)**	**(110)**	**(327)**	**(388)**
Debt due after one year	**(2,547)**	**(481)**	**(66)**	**(148)**	**327**	**(2,915)**
Finance leases	**(51)**	**7**	**(1)**	**–**	**(8)**	**(53)**
	(3,035)	**18**	**(73)**	**(258)**	**(8)**	**(3,356)**
Total	**(2,390)**	**(272)**	**(70)**	**(258)**	**(8)**	**(2,998)**

Other non-cash changes in respect of debt represent amounts which were previously considered repayable in more than one year now due in less than one year.

Notes to the Financial Statements

For the six months ended 31 March 2002

1 Basis of preparation

The results of Compass Group PLC for the six months ended 31 March 2002 have been prepared on the basis of the accounting policies disclosed in the 2001 Annual Report with the exception that deferred taxation is now stated in accordance with FRS19, "Deferred Tax" on a full liability basis and comparative financial information has been restated as necessary.

Certain items in the interim accounts as at 31 March 2001 have been restated on a consistent basis with the treatment adopted in the accounts as at 30 September 2001.

Notes to the Financial Statements

continued

2 Turnover and operating profit	Continuing Operations £m	Acquisitions £m	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed £m	Year ended 30 Sep 2001 Audited £m
Turnover					
Foodservice					
Geographical analysis:					
– United Kingdom	**1,451**	**4**	**1,455**	1,361	2,877
– Continental Europe and the rest of the world	**1,651**	**103**	**1,754**	1,403	3,013
– North America	**1,782**	**23**	**1,805**	1,315	2,826
	4,884	**130**	**5,014**	4,079	8,716
Operating profit					
(before goodwill amortisation and exceptional items)					
Foodservice					
– The Company and its subsidiary companies	**326**	**3**	**329**	263	669
– Associated undertakings	**1**	**3**	**4**	5	7
	327	**6**	**333**	268	676
Geographical analysis:					
– United Kingdom					
The Company and its subsidiary companies	**149**	**–**	**149**	132	377
Associated undertakings	**1**	**–**	**1**	1	1
– Continental Europe and the rest of the world					
The Company and its subsidiary companies	**92**	**2**	**94**	70	153
Associated undertakings	**–**	**3**	**3**	4	6
– North America	**85**	**1**	**86**	61	139
	327	**6**	**333**	268	676
Amortisation of goodwill:					
– United Kingdom	**(75)**	**–**	**(75)**	(72)	(149)
– Continental Europe and the rest of the world	**(14)**	**(4)**	**(18)**	(8)	(31)
– North America	**(23)**	**(1)**	**(24)**	(6)	(25)
	(112)	**(5)**	**(117)**	(86)	(205)
Exceptional items:					
– United Kingdom	**(12)**	**–**	**(12)**	(69)	(115)
– Continental Europe and the rest of the world	**(2)**	**–**	**(2)**	–	(6)
– North America	**(1)**	**–**	**(1)**	–	(3)
	(127)	**(5)**	**(132)**	(155)	(329)
Total operating profit	**200**	**1**	**201**	113	347

Total operating profit after goodwill amortisation and exceptional items for the half year ended 31 March 2002 relates to foodservice analysed as UK £63 million, Continental Europe and the rest of the world £77 million, and North America £61 million (2001 half year: £(8) million, £66 million and £55 million respectively and full year ended 30 September 2001: £114 million, £122 million and £111 million respectively).

Notes to the Financial Statements

continued

3 Exceptional operating items – continuing operations	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed £m	Year ended 30 Sep 2001 Audited £m
Reorganisation			
– costs incurred	**3**	15	40
– accrued costs	**2**	4	12
– assets written off	**–**	37	44
Employee share schemes	**10**	13	28
	15	69	124

During 2000, the Group acquired Granada Restaurants and has since combined this with the Group's existing UK operations. Costs incurred relate to reorganisation costs of the UK business and the writing off of the net book amount of duplicate assets. Employee share schemes relate to the Commitment Plan which was entered into with effect from 27 July 2000 to retain senior employees which matured on 27 January 2002 and will result in the issue of 9,931,031 new Compass Group PLC shares of which 7,988,197 had been issued as at 31 March 2002.

4 Tax on profit on ordinary activities	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed As restated £m	Year ended 30 Sep 2001 Audited As restated £m
UK corporation tax	**29**	17	37
Overseas tax payable	**27**	18	52
	56	35	89
UK deferred tax	**15**	5	25
Impact of discounting UK deferred tax	**(2)**	(1)	(2)
Overseas deferred tax	**8**	5	27
Impact of discounting on overseas deferred tax	**(5)**	(4)	(14)
	72	40	125
Adjustments in respect of prior years:			
UK corporation tax	**(4)**	–	1
Overseas tax payable	**–**	(4)	(3)
	68	36	123
Overseas tax on share of profits of associated undertakings	**4**	1	4
Total tax charge before exceptional items	**72**	37	127
Tax on exceptional items:			
UK corporation tax	**–**	(6)	(18)
UK deferred tax	**(4)**	(15)	(17)
Tax on ordinary activities after exceptional items	**68**	16	92

United Kingdom corporation tax has been charged at 30% (2001: 30%). The Group tax charge is reduced below this rate since tax is charged at a lower effective rate on overseas earnings.

FRS 19 "Deferred Tax" has been adopted with a consequential restatement of prior periods. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group has decided to adopt the policy of discounting deferred tax balances as permitted by FRS 19.

The effect of the restatement of 2001 is to increase the tax charge on profit on ordinary activities before taxation, goodwill amortisation and exceptional items, having excluded imputed interest income, which does not attract tax, ("the ordinary tax charge") by 1.3 percentage points. This equates to £6 million in the year to 30 September 2001 and £2 million in the half year to 31 March 2001.

The ordinary tax charge for the year to 30 September 2001 has increased by £6 million as described above, but there is an additional exceptional UK deferred tax credit of £6 million. The total tax charge has thus remained constant at £92 million. However, the restatement has increased the currency translation loss on foreign currency net investment by £3 million from £81 million to £84 million.

For the half year to 31 March 2001 the net impact is to reduce the total tax charge from £29 million to £16 million. The ordinary tax charge has been increased by £2 million but there is an exceptional UK deferred tax credit of £15 million giving a net reduction of £13 million.

Notes to the Financial Statements

continued

5 Dividends	Per share	Half year ended 31 Mar 2002 Reviewed £m	Per share	Half year ended 31 Mar 2001 Reviewed £m	Per share	Year ended 30 Sep 2001 Audited £m
Dividends on ordinary shares of 10p each						
Interim	**2.1p**	**47**	1.9p	42	1.9p	42
Final	**–**	**–**	–	–	3.8p	84
	2.1p	**47**	1.9p	42	5.7p	126

6 Earnings per share	Half year ended 31 Mar 2002 Before goodwill amortisation & exceptional items Reviewed £m	Half year ended 31 Mar 2002 After goodwill amortisation & exceptional items Reviewed £m	Half year ended 31 Mar 2001 Before goodwill amortisation & exceptional items Reviewed As restated £m	Half year ended 31 Mar 2001 After goodwill amortisation & exceptional items Reviewed As restated £m	Year ended 30 Sep 2001 Before goodwill amortisation & exceptional items Audited As restated £m	Year ended 30 Sep 2001 After goodwill amortisation & exceptional items Audited As restated £m
Attributable profit for basic and diluted earnings per share	**178**	**50**	189	56	446	146
	millions	millions	millions	millions	millions	millions
Average number of shares in issue	**2,221**	**2,221**	2,214	2,214	2,215	2,215
Shares to be issued	**2**	**2**	2	2	10	10
Average number of shares for basic earnings per share	**2,223**	**2,223**	2,216	2,216	2,225	2,225
Dilutive share options	**34**	**34**	32	32	26	26
Average number of shares for diluted earnings per share	**2,257**	**2,257**	2,248	2,248	2,251	2,251
Basic earnings per share	**8.0p**	**2.2p**	8.5p	2.5p	20.0p	6.6p
Diluted earnings per share	**7.9p**	**2.2p**	8.4p	2.5p	19.8p	6.5p

Earnings per share before goodwill amortisation and exceptional items has been shown to disclose the impact of goodwill amortisation and exceptional items on underlying earnings.

7 Provisions for liabilities and charges	Insurance, pensions and other post employment benefits £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2001	**(219)**	**(69)**	**(78)**	**(11)**	**(377)**
Arising from acquisitions	**(17)**	**(8)**	**(5)**	**–**	**(30)**
Expenditure in the period	**1**	**6**	**1**	**–**	**8**
Charged to profit and loss account	**(3)**	**–**	**–**	**–**	**(3)**
Credited to profit and loss account	**–**	**2**	**–**	**–**	**2**
Currency adjustment	**(1)**	**1**	**–**	**–**	**–**
At 31 March 2002	**(239)**	**(68)**	**(82)**	**(11)**	**(400)**

Insurance, pensions and other post employment benefits relate to the costs of self funded pension and insurance schemes or statutory retirement arrangements and are essentially long term in nature. Onerous contracts represent the liabilities in respect of leases on non-utilised properties and other contracts. The duration of these contracts ranges from 2 to 17 years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

Notes to the Financial Statements

continued

8 Reserves	Share premium account £m	Merger reserve £m	Consolidated profit and loss account: Before goodwill written off £m	Goodwill written off £m	Total £m
At 1 October 2001	**11**	**4,170**	**479**	**(2,132)**	**(1,653)**
Foreign exchange reserve movements	**–**	**–**	**(46)**	**–**	**(46)**
Premium on ordinary shares issued, net of expenses	**51**	**–**	**(10)**	**–**	**(10)**
Retained profit for the period	**–**	**–**	**3**	**–**	**3**
At 31 March 2002	**62**	**4,170**	**426**	**(2,132)**	**(1,706)**

9 Post balance sheet events

On 6 March 2002, the Group announced the acquisition of Bon Appétit Management Company for US$156 million (£114 million). This acquisition was completed in April 2002.

The Group announced on 24 December 2001 the acquisition of Restorama AG and Rail Gourmet AG and parts of Swissair's Gourmet Nova business for a total consideration of CHF97 million (£41 million). The acquisition of parts of Gourmet Nova completed in the six months to 31 March 2002 and completion of the remaining businesses took place on 5 April 2002 with the payment of the balance of consideration due of CHF85 million (£35 million) including debt assumed.

Since 31 March 2002, the Group has raised some £1 billion of finance which will be used to repay existing debt as detailed in the Chief Executive's Report.

10 Exchange rates	Translation rate	Closing rate
Exchange rates for major currencies used during the period after taking into account the Group's hedging arrangements were:		
Australian Dollar	2.63	2.67
Canadian Dollar	2.08	2.27
Danish Krone	12.16	12.13
Euro	1.63	1.63
Norwegian Krone	12.95	12.58
Swedish Krona	15.14	14.75
Swiss Franc	2.48	2.39
US Dollar	1.37	1.42

11 This announcement is being sent to all shareholders on the register at 20 May 2002 and is available to the general public at Cowley House, Guildford Street, Chertsey, Surrey, KT16 9BA (the company's registered office) during office hours.

Directors and Corporate Information

Chairman
Francis H Mackay

Group Chief Executive
Michael J Bailey

Directors
Peter H Blackburn*
Denis P Cassidy*
Peter E B Cawdron**
Alain F Dupuis
Valerie F Gooding*
Sven Kado*
Andrew P Lynch FCA

Secretary
Ronald M Morley FCCA

* Non-executive
** Non-executive deputy chairman

Auditors
Deloitte & Touche
Hill House
1 Little New Street
London EC4A 3TR

Solicitors
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Stockbrokers
ABN Amro Group
250 Bishopsgate
London EC2M 4AA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Financial Advisors
Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registered Office
Compass Group PLC
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA
Tel +44 1932 573 000
Fax +44 1932 569 956
www.compass-group.com

Registrars and transfer office
All administrative enquiries relating to shareholdings should, in the first instance, be directed to Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone (within the UK): 0870 162 3100 and (from overseas): +44 20 8639 2157, e-mail: ssd@capita-irg.com

American Depositary Receipts (ADRs)
Further information about the Company's ADR programme can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone (within the US toll free): 1-888 BNY-ADRS and from overseas +1 610 312 5315, e-mail: shareowner-svcs@bankofny.com and from websites: www.adrbny.com and www.stock.bankofny.com

Individual Savings Accounts (ISAs)
Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate Personal Equity Plans and Individual Savings Accounts, 5th Floor, City Plaza, 2 Pinfold Street, Sheffield S1 2QZ Client Liaison Department, telephone 0114 252 9166 or fax 0114 252 8039.

Share dealing service
Compass Group has established a low-cost postal share dealing service. Shareholders wishing to take advantage of the service should contact Hoare Govett Limited, Low-Cost Share Dealing Department for details, telephone 020 7678 8300.

Share price information
The current price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone 0906 843 3250 and Compass Group's corporate website.

Unsolicited mail
Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preference Service ("MPS"), FREEPOST 22, London W1E 7EZ. MPS will then notify the bodies that support its service that you do not wish to receive unsolicited mail.











www.compass-group.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or transferred all of your holding of the £200,000,000 10 per cent. First Mortgage Debenture Stock 2018 of Compass Group PLC, you should send this document, together with the accompanying Form of Proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Compass Group PLC

(Incorporated in England and Wales with Registered Number 4083914)

Proposal for the early redemption of the £200,000,000 10 per cent. First Mortgage Debenture Stock 2018 of Compass Group PLC

An explanatory letter from the Chairman of the Company giving details of the Proposal and the Extraordinary Resolution to implement it is set out in this document.

Your attention is drawn to the Notice set out on pages 13 and 14 convening the Meeting of Stockholders to be held at 9.30 a.m. on Thursday 7 March 2002 at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS.

THE ACTION TO BE TAKEN BY STOCKHOLDERS IS SET OUT ON PAGE 8. Please complete and sign or seal (as appropriate) the enclosed Form of Proxy in accordance with the instructions printed thereon and return it by post to Capita IRG plc, PO Box 25, Beckenham, Kent, BR3 4BR or by hand only, during normal business hours to Capita IRG plc at Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible, but in any event not later than 9.30 a.m. on Tuesday 5 March 2002.

In view of the quorum requirement for the Meeting (set out on page 7), it is important that you attend the Meeting either in person or by proxy.

Contents

EXPECTED TIMETABLE

Latest time for receipt of Forms of Proxy	9.30 a.m. Tuesday 5 March 2002
Register of Stockholders closed	Tuesday 5 March 2002
Stockholders' Meeting	9.30 a.m. Thursday 7 March 2002
Execution of Supplemental Trust Deed	Thursday 7 March 2002
Reference gilt yield established	3.00 p.m. Thursday 7 March 2002
Stock redeemed	Thursday 14 March 2002

Note: this timetable is indicative only and may be subject to amendment without notice.

DEFINITIONS

Business Day	means a day (other than a Saturday or Sunday) on which banks are generally open for business in the City of London
Compass or the Company	Compass Group PLC
Directors	the Board of Directors of the Company
Extraordinary Resolution	the resolution to be proposed at the Meeting as set out at the end of this document
Granada	Granada Group PLC
Granada Compass	Granada Compass PLC
Listing Rules	the listing rules of the UK Listing Authority
London Stock Exchange	the London Stock Exchange plc
Meeting	the meeting of Stockholders to be held at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS at 9.30 am on Thursday 7 March 2002, including any adjournment thereof
Official List	the Official List of the UK Listing Authority
Proposal	the proposal for the early redemption of the Stock as set out in this document
Redemption Yield	a yield calculated on the basis set out by the United Kingdom Debt Management Office in the paper "Formulae for Calculating Gilt Prices from Yields" page 4, Section one: Price/Yield Formulae "Conventional Gilts; Double-dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-Coupon Date" (published 8/6/1998).

Stock	the 10 per cent. First Mortgage Debenture Stock 2018 of the Company
Stockholders	registered holders of the Stock
Tenth Supplemental Trust Deed	the tenth supplemental trust deed to the Trust Deed, the form of which is to be laid before the Meeting
Trust Deed	the trust deed dated 18 February 1993 (the ***Original Trust Deed***) made between Forte Plc, Forte (U.K.) Limited and The Prudential Assurance Company Limited as trustee (the ***Trustee***), as supplemented by a deed also dated 18 February 1993 between Forte (U.K.) Limited and the Trustee, as supplemented by a second supplemental trust deed dated 2 August 1996 between Forte Plc, Forte (U.K.) Limited, Granada, August Hotels Limited and certain other subsidiaries of Granada (as named therein) and the Trustee, as further supplemented by a third supplemental trust deed dated 28 July 2000 between Granada, Granada Compass, Hospitality Holdings Limited (***Hospitality Holdings***), Heritage Hotels Limited, Posthouse Hotels Limited, Meridien Hotels Limited, Waldorf Hotel Company Limited (the ***Current Charging Companies***) and the Trustee, as further supplemented by a fourth supplemental trust deed dated 13 December 2000, a fifth supplemental trust deed dated 6 February 2001, a sixth supplemental trust deed dated 13 February 2001, each made between Granada, Granada Compass, Hospitality Holdings, the Company, the Current Charging Companies and the Trustee, a seventh supplemental trust deed dated 23 March 2001 between the Company, the Current Charging Companies, Forte (U.K.) Limited and the Trustee, an eighth supplemental trust deed dated 3 April 2001 between the Company, Posthouse Hotels Limited, Waldorf Hotel Company Limited, Forte (U.K.) Limited and the Trustee and a ninth supplemental trust deed dated 15 June 2001 between Compass, Waldorf Hotel Company Limited and the Trustee.
Trustee	The Prudential Assurance Company Limited
UK Listing Authority	the Financial Services Authority acting in its capacity as the competent authority under the Financial Services and Markets Act 2000

Compass Group PLC

(Registered in England under number 4083914)

Directors:
Francis Henry Mackay
Michael John Bailey
Andrew Patrick Lynch
Alain Francois Dupuis
Peter Edward Blackburn Cawdron
Denis Patrick Cassidy
Valerie Frances Gooding

Registered office
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA

12 February 2002

To the holders of the £200,000,000 10 per cent. First Mortgage Debenture Stock 2018 of the Company

Dear Stockholder,

Proposal for the early redemption of the Stock

Today the Company announced that it would put forward a proposal to Stockholders for the early redemption of the Stock (the ***Proposal***). This letter sets out the reasons for, and further details of, the Proposal.

The reasons for the Proposal

On 15 February 2001, Compass was substituted for Granada as principal debtor under the Stock. At the time of the substitution, the Stock was secured by means of first legal mortgages in favour of the Trustee over eight hotels: the Excelsior, Heathrow; the Waldorf Méridien, London; the Kensington Posthouse, London; the Forte Crest, Heathrow; the Castle Hotel, Windsor; the Randolph Hotel, Oxford; the Shakespeare Hotel, Stratford-upon-Avon and the Queens Hotel, Cheltenham (the ***Charged Properties***). Each of the companies which owned these hotels, Heritage Hotels Limited, Posthouse Hotels Limited, Méridien Hotels Limited and Waldorf Hotel Company Limited had in addition granted a first floating charge in favour of the Trustee over certain of its assets and undertaking to secure payments due under the Stock.

In October 2000, the Board of Granada Compass had announced its intention to sell the businesses comprising the Forte Hotel Group (which were previously part of Granada) by way of an auction process and that the Board of Compass would continue to implement this strategy following its demerger from Granada Compass. In the circular dated 20 December 2000, sent to Stockholders in connection with the proposed substitution referred to above, it was stated that once it was in a position to do so, Compass would consult with a Committee of Stockholders established by the Association of British Insurers to agree further proposals with regard to the Stock following the disposal of the Charged Properties and, if required under the terms and conditions of the Stock, would seek the approval of Stockholders to such proposals.

All of the Charged Properties have now been sold as part of the disposal process described above. The sale of the Charged Properties necessitated their release from the security granted

in favour of the Trustee and the provision of substitute collateral to the satisfaction of the Trustee, such that the aggregate value of the cash and other property charged in favour of the Trustee was not less than 175 per cent. of the aggregate nominal amount of the Stock then outstanding.

The disposal of the Charged Properties did not require Stockholder consent. However, Compass has subsequently held discussions with a Committee of Stockholders convened by the Association of British Insurers representing 63.7 per cent of the outstanding Stock (the ***ABI Committee***). Following these discussions, it has been concluded that there is no suitable property (other than cash) available that can be used to secure the Stock on a long term basis.

In view of the high coupon payable on the Stock and the requirement for cash collateralisation equal to 175 per cent. of the principal amount of the Stock outstanding, the Directors have concluded that it is in the best interests of the Company to redeem the Stock.

Following negotiations with the ABI committee, agreement has been reached to proceed with a proposal to redeem the stock at the price described below.

The Proposal

It is proposed that the terms of the Trust Deed be amended so that Stock is redeemed at a price (the ***Adjusted Redemption Price***) which is equivalent to a yield of 0.4 per cent. above the yield of the 8 per cent. Treasury Stock due 2015. Stockholders will be entitled to all interest accrued on the Stock up to and including the date of redemption, subject to any deduction of tax required by law. If the Extraordinary Resolution is passed, the Stock will be redeemed on Thursday 14 March 2002, or if for any reason, the Meeting of Stockholders convened by the notice set out in this circular is adjourned, the day following four business days after such adjourned meeting is held (the ***Redemption Date***). The Adjusted Redemption Price will be calculated by reference to the price of the 8 per cent. Treasury Stock due 2015 at 3.00 p.m. on the day of the Meeting (or adjourned meeting, as the case may be) at which the Extraordinary Resolution is passed.

The ABI Committee has examined the Proposal, and all of its members found it acceptable. These members (who represent approximately £127.498 million in nominal amount of the Stock which is equivalent to approximately 63.7 per cent. of the outstanding nominal value of the Stock) have indicated that they intend to vote in favour of the Extraordinary Resolution in respect of their holdings.

The Directors consider that the terms of the Proposal are in the best interests of the Company.

Financial effects of the Proposal

The Adjusted Redemption Price of the Stock will be the higher of par and the price at which the Redemption Yield on the Stock is equal to a yield of 0.4 per cent above the Redemption Yield on a reference gilt (the 8 per cent. Treasury Stock due 2015) at 3.00 p.m. on the day of the Meeting.

The following table is for **illustrative** purposes only and sets out the economic effect of the Proposal:

Approximate mid-market price for £100 nominal amount of the Stock, excluding accrued interest, on 8 February 2002 (the latest practicable date before the printing of this document)	**£141.80**
Adjusted Redemption Price for £100 nominal amount of the Stock, excluding accrued interest, calculated using the formula set out in Part 1 to this document, using for this purpose the relevant gilt yield on 8 February 2002 (the latest practicable date before the printing of this document)	**£149.64**

In addition, assuming that the Stock is redeemed on Thursday 14 March 2002, accrued interest (subject to any deduction of tax required by law) of £0.66298 per £100 nominal amount of the Stock will be payable.

Extraordinary Resolution

For the Proposal to become effective it must be sanctioned by an Extraordinary Resolution of Stockholders.

The Extraordinary Resolution provides for the terms of the Stock to be amended so that the Stock is redeemed prior to its stated redemption date in 2018. The Stockholders, under paragraph 16(D) and 16(E) of the Second Schedule to the Trust Deed, have the power to sanction modifications in respect of their rights against the Company and to assent to the modification of the provisions contained in the Trust Deed and to authorise the Trustee to agree to and execute any supplemental trust deed which contains such modification. The proposed modifications vary such rights and the proposed changes amend the provisions contained in the Trust Deed relating to the redemption of the Stock.

The Extraordinary Resolution will be passed if it is approved by a majority consisting of not less than three-fourths of the persons voting upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes given on such poll. If passed, the Extraordinary Resolution will be binding upon all Stockholders whether or not they were present at the Meeting and whether or not they voted in favour.

The quorum required for the Meeting is Stockholders present in person or by proxy representing a clear majority in nominal amount of all the outstanding Stock. If the Meeting has to be adjourned for lack of quorum, it will be adjourned to such day and time, not being less than ten nor more than 28 days thereafter, and to such place as may be appointed by the Chairman of the Meeting. At such adjourned Meeting, the Stockholder or Stockholders present in person or by proxy will form a quorum, whatever the nominal amount of Stock held by them.

Implementation of the Proposal

The proposed amendment to the Trust Deed will take effect, assuming that the Extraordinary Resolution is validly passed at the Meeting, when the Trustee enters into the Tenth Supplemental Trust Deed with the Company, which is expected to occur shortly after the Meeting. If the Extraordinary Resolution is validly passed at the meeting on Thursday 7 March 2002, the Stock will be redeemed on Thursday 14 March 2002. If the Extraordinary Resolution

is passed at an adjourned Meeting, it will be redeemed four business days after the Meeting at which the Extraordinary Resolution is passed.

It is anticipated that the register of Stockholders will be closed at the close of business on Tuesday 5 March 2002. If the Extraordinary Resolution is passed, the register of Stockholders will not be re-opened and no transfer of Stock will be registered thereafter.

On the redemption date, if the Extraordinary Resolution is passed, the Stock will no longer be a CREST eligible security and any Stockholder holding uncertificated Stock will be treated as if they were holding certificated stock.

Cheques in pounds sterling for the principal monies, and accrued interest (less income tax where required by law to be deducted) up to (and including) the redemption date, will be despatched by first class post on the redemption date to Stockholders at their registered addresses (or, in the case of joint holders, to the first-named holder at the relevant registered address) on the register of Stockholders at the close of business on the date on which such register closes. In the case of joint holders, a cheque will be made payable to the first-named joint holder on the register of Stockholders.

All documents and cheques sent by or to Stockholders will be sent at their own risk. In order to receive their entitlement under the Proposal, Stockholders need take no action in relation to their Stock certificates, which will automatically cease to be valid after the redemption date and should be destroyed following receipt of payment.

UK taxation

Information on UK taxation can be found in Part II to this document.

If you are in any doubt as to your tax position in relation to the proposed early redemption of the Stock, you should consult your professional adviser.

Trustee

In accordance with its normal practice, The Prudential Assurance Company Limited, as Trustee, expresses no opinion as to the merits of the Proposal, the terms of which were not negotiated by it. It has, however, authorised it to be stated that, on the basis of the information contained in this document (which it advises Stockholders to read carefully), it has no objection to the form in which the Proposal and Notice of the Meeting are presented to Stockholders for their consideration.

Additional information

Certain additional information is set out in Part III to this document, including details of where you can inspect copies of the Trust Deed and the Tenth Supplemental Trust Deed.

Action to be taken

The Company is anxious to avoid the additional expense and the inconvenience to Stockholders which will arise if it becomes necessary to adjourn the Meeting for lack of a quorum. **Stockholders are therefore requested to complete and sign or seal (as appropriate) the Form of Proxy accompanying this letter and return it by post to Capita IRG plc, PO Box 25, Beckenham, Kent, BR3 4BR or by hand only, during normal business hours to Capita IRG plc, at Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible and, in any event, so as to be received not later than**

9.30 a.m. on Tuesday 5 March 2002. The return of a Form of Proxy will not prevent a Stockholder from attending the Meeting and voting in person if he or she so wishes.

Yours sincerely

Francis Mackay
Chairman

PART I: PROPOSED AMENDMENT TO THE TRUST DEED

The Conditions of the Stock set out in Part 1 of the First Schedule to the Trust Deed shall be amended on the execution of the Tenth Supplemental Trust Deed by the insertion of the following as a new paragraph 3 and the consequential renumbering of the remaining paragraphs of the Conditions:

"3. Redemption of the Stock

On Thursday 14 March 2002 (or, if for any reason the meeting of the Stockholders convened by the notice dated 12 February 2002 is adjourned, on the day falling four business days (being a day other than a Saturday or a Sunday on which banks are generally open for business in the City of London) (the ***Redemption Date***) after such adjourned meeting is held), the Company will redeem all of the Stock for the time being outstanding at a price (the ***Adjusted Redemption Price***) which shall be the higher of the following, together with interest accrued up to and including the Redemption Date, subject to any deduction of tax required by law:

(i) par; and

(ii) that price expressed as a percentage (rounded to three decimal places, 0.0005 being rounded down) (as reported in writing by Barclays Capital to the Company and the Trustee) at which the Redemption Yield on the Stock on the Calculation Date is equal to 0.40 per cent. plus the Redemption Yield at 3.00 p.m. (London time) on that date of 8 per cent. Treasury Stock due 2015 or if such stock is no longer in issue, of such other United Kingdom government stock as the Trustee, with the advice of three leading brokers operating in the gilt-edged market and/or gilt-edged market makers, shall determine to be appropriate. For such purposes, ***Calculation Date*** means the date of the meeting or (as the case may be) adjourned meeting at which the Extraordinary Resolution to approve the early redemption of the Stock at the Adjusted Redemption Price is passed, and ***Redemption Yield*** means a yield calculated on the basis set out by the United Kingdom Debt Management Office in the paper "Formulae for Calculating Gilt Prices from Yields" page 4, Section one: Price/Yield Formulae "Conventional Gilts; Double-dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-Coupon Date" (published 8/6/1998).

All Stock so redeemed will be cancelled forthwith and may not be reissued or resold."

PART II: UK TAXATION

The following is a summary of the Company's understanding of current law and practice in the United Kingdom relating to the taxation of the Stock if the Extraordinary Resolution is passed and the Stock is redeemed early. The summary relates only to the position of persons who are the absolute beneficial owners of the Stock and may not apply to certain classes of persons such as dealers. Stockholders who are in any doubt as to their tax position or who may be subject to tax in jurisdictions other than the United Kingdom should seek their own professional advice.

UK corporate entities

Taxation of proceeds of redemption

In general, Stockholders who are within the charge to UK corporation tax will be charged to tax as income in each accounting period by reference to profits and gains on Stock shown in their statutory accounts and calculated in accordance with such Stockholder's authorised accounting methods. Accordingly, for such Stockholders, the tax consequences of the redemption will be determined by the accounting method employed.

Taxation of accrued interest

As with all interest payable on the Stock, a Stockholder subject to UK corporation tax may be chargeable to corporation tax under the loan relationship regime in respect of the accrued interest payable on the redemption of the Stock, subject to any available reliefs.

UK individuals

Taxation of proceeds of redemption

The Stock constitutes a ***Qualifying Corporate Bond*** within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, the redemption of the Stock will not cause a Stockholder within the charge to UK capital gains tax to realise a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

Taxation of accrued interest

The accrued interest on the Stock up to the date of redemption will be taxable as income at the individual's marginal tax rate.

Withholding Tax

No UK tax should be withheld on the redemption payment or on any accrued interest paid in respect of the Stock.

PART III: ADDITIONAL INFORMATION

(1) The nominal value of the Stock outstanding as at the date hereof is £200,000,000.

(2) None of the Directors of the Company has a holding or beneficial interest in the Stock.

(3) The following table sets out the closing middle market quotations for £100 nominal amount of the Stock, ex interest, as derived from the Daily Official List of the London Stock Exchange on the first dealing day in each of the six months preceding the date of this document and on 8 February 2002 (the latest practicable date before the printing of this document):

Date	**Stock price (£)**
3 September 2001	140.75
1 October 2001	140.625
1 November 2001	145.625
3 December 2001	144
2 January 2002	139.875
1 February 2002	142
8 February 2002	142

(4) Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document until Thursday 7 March 2002 or such later date as the Meeting and any adjournment thereof is concluded and at the Meeting (or any adjournment thereof) for at least 15 minutes prior to and during the Meeting (or any adjournment thereof):

(a) the Trust Deed; and

(b) a draft (subject to modification) of the Tenth Supplemental Trust Deed to give effect to the Proposal

(5) Based on an Adjusted Redemption Price calculated using the formula set out in Part I to this document and the relevant gilt yield at the close of business on 8 February 2002 (the latest practicable date before the printing of this document), the estimated amount that the Company is required to pay to redeem the Stock would be £299.273 million before accrued interest.

NOTICE OF MEETING OF STOCKHOLDERS

Compass Group PLC

NOTICE OF A MEETING of the holders of the £200,000,000 10 per cent. First Mortgage Debenture Stock 2018 (the *Stock*) (the *Stockholders*) of Compass Group PLC (the *Company*)

NOTICE IS HEREBY GIVEN that a meeting of the holders of the £200,000,000 10 per cent. First Mortgage Debenture Stock 2018 of the Company (the ***Stock***) will be held at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS on Thursday 7 March 2002 at 9.30 am for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution in accordance with the provisions of the Original Trust Deed (as supplemented) constituting and securing the Stock:

EXTRAORDINARY RESOLUTION

THAT this meeting of the holders of the £200,000,000 10 per cent. First Mortgage Debenture Stock 2018 of Compass Group PLC (the ***Stockholders***, the ***Stock*** and the ***Company*** respectively) constituted and secured by a trust deed dated 18 February 1993 (the ***Original Trust Deed***) and made between Forte Plc, Forte (U.K.) Limited and The Prudential Assurance Company Limited as trustee (the ***Trustee***), as supplemented by a deed supplemental thereto also dated 18 February 1993 between Forte (U.K.) Limited and the Trustee, as further supplemented by a second supplemental trust deed dated 2 August 1996 between Forte Plc, Forte (U.K.) Limited, Granada Group PLC (***Granada***), August Hotels Limited and certain other subsidiaries of Granada (as named therein) and the Trustee, as further supplemented by a third supplemental trust deed dated 28 July 2000 between Granada, Granada Compass PLC (***Granada Compass***), Hospitality Holdings Limited (***Hospitality Holdings***), Heritage Hotels Limited, Posthouse Hotels Limited, Méridien Hotels Limited, Waldorf Hotel Company Limited (the ***Current Charging Companies***) and the Trustee, as further supplemented by a fourth supplemental trust deed dated 13 December 2000, a fifth supplemental trust deed dated 6 February 2001, and a sixth supplemental trust dated 13 February 2001, each made between Granada, Granada Compass, Hospitality Holdings, the Company, the Current Charging Companies and the Trustee, a seventh supplemental trust deed dated 23 March 2001 between the Company, the Current Charging Companies, Forte (U.K.) Limited, and the Trustee, an eighth supplemental trust deed dated 3 April 2001 between the Company, Posthouse Hotels Limited, Waldorf Hotel Company Limited, Forte (UK) Limited and the Trustee and a ninth supplemental trust deed dated 15 June 2001 between Compass, Waldorf Hotel Company Limited and the Trustee (together with the Original Trust Deed, the ***Trust Deed***), hereby:

(1) sanctions and approves the proposal (the ***Proposal***) to which this Extraordinary Resolution relates which is defined and described in the circular dated 12 February 2002 from the Company addressed to the Stockholders and its implementation on and subject to the conditions set out therein;

(2) assents to the modification of the Trust Deed on the terms set out in the draft of the tenth supplemental trust deed (substantially in the form of the draft produced to the Meeting and for the purpose of identification signed by the Chairman of the Meeting) (the ***Tenth Supplemental Trust Deed***);

(3) authorises, directs, instructs and empowers the Trustee to concur in and execute the Tenth Supplemental Trust Deed with the Company in substantially the form of the draft produced to the Meeting and for the purpose of identification signed by the Chairman of the Meeting (with any such additions or modifications, if any, as shall be agreed between the Company and the Trustee);

(4) generally authorises and empowers the Trustee and the Company to concur in and execute and do, all such other deeds, instruments, acts and things as may be necessary or desirable to carry out and give effect to this Extraordinary Resolution and the implementation of the Proposal (the ***Ancillary Documents***); and

(5) sanctions and approves each and every abrogation, modification, compromise or arrangement in respect of the rights of the Stockholders against the Company or any of its property involved in or proposed to be effected by the Proposal, the Tenth Supplemental Trust Deed, the Ancillary Documents and/or this Extraordinary Resolution and their implementation".

By Order of the Board,
Ron Morley
Secretary

Registered Office:
Cowley House
Guildford Street
Chertsey,
Surrey KT16 9BA

Dated this 12 February 2002

Notes:

1. *A holder of Stock entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote in his place. A proxy need not be a holder of Stock.*
2. *To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or executed, or a notarially certified or office copy of such power or authority, must be deposited by post to Capita IRG plc, PO Box 25, Beckenham, Kent, BR3 4BR or by hand only, during normal business hours to Capita IRG plc at Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or at the registered office of the Company on any weekday (Saturdays, Sundays and bank and other public holidays excepted), in each case not less than 48 hours before the time appointed for holding the Meeting.*
3. *The deposit of a form of proxy will not preclude a holder of Stock from attending and voting at the Meeting in person.*

Printed by **St Ives Burrups** B653213/6795
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

82-5161

INFORMATION MEMORANDUM

COMPASS
GROUP

COMPASS GROUP PLC

(incorporated with limited liability in England and Wales under registered number 4083914)

£2,000,000,000
Euro Medium Term Note Programme

Under this £2,000,000,000 Euro Medium Term Note Programme (the "*Programme*"), Compass Group PLC (the "*Issuer*") may from time to time issue notes (the "*Notes*") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed £2,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "*Summary of the Programme*" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "*Dealer*" and together the "*Dealers*"), which appointment may be for a specific issue or on an ongoing basis. References in this Information Memorandum to the "*relevant Dealer*" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe such Notes.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "*UK Listing Authority*") for Notes issued under the Programme during the period of 12 months from the date of this Information Memorandum to be admitted to the official list of the UK Listing Authority (the "*Official List*") and to the London Stock Exchange plc (the "*London Stock Exchange*") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "*Terms and Conditions of the Notes*") of Notes will be set out in a pricing supplement (the "*Pricing Supplement*") which, with respect to Notes to be admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes.

The Issuer may agree with any Dealer that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes admitted to the Official List and to be traded on the London Stock Exchange) supplementary listing particulars or further listing particulars, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Schroder Salomon Smith Barney

Dealers

ABN AMRO

Banc of America Securities Limited

Barclays Capital

HSBC

The Royal Bank of Scotland

Schroder Salomon Smith Barney

The date of this Information Memorandum is 3rd May, 2002

The Issuer accepts responsibility for the information contained in this Information Memorandum. To the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

A copy of this Information Memorandum, which comprises the listing particulars approved by the UK Listing Authority as required by the Financial Services and Markets Act 2000, as amended (the "*Listing Particulars*") in relation to Notes admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities and issued during the period of 12 months from the date of this Information Memorandum, has been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of that Act. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List) will be available from FT Business Research Centre, operated by FT Electronic Publishing at Fitzroy House, 13-15 Epworth Street, London EC2A 4DL, and from the specified office set out below of each of the Paying Agents (as defined below). Any reference in this Information Memorandum to Listing Particulars means this Information Memorandum excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this Information Memorandum are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services and Markets Act 2000 or the Listing Rules of the UK Listing Authority. The Issuer believes that none of the information incorporated in this Information Memorandum by reference conflicts in any material respect with the information included in the Listing Particulars.

This Information Memorandum is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "*Documents Incorporated by Reference*"). This Information Memorandum shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Information Memorandum but not part of the Listing Particulars.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Issuer in connection with the Programme. No Dealer or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Information Memorandum or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised by the Issuer or the Trustee to give any information or to make any representation not contained in or not consistent with this Information Memorandum or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, any of the Dealers or the Trustee.

Neither this Information Memorandum nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, any of the Dealers or the Trustee that any recipient of this Information Memorandum or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Information Memorandum nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer, any of the Dealers or the Trustee to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Information Memorandum nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, *inter alia*, the documents incorporated by reference into this Information Memorandum (including the most recently published audited consolidated annual financial statements and, if published later, the most recently published unaudited interim consolidated financial statements (if any) of the Issuer) when deciding whether or not to purchase any Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "*Securities Act*") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "*Subscription and Sale*").

Neither this Information Memorandum nor any Pricing Supplement constitutes or may be used for or in connection with an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Information Memorandum and the offer or sale of Notes may be restricted by law in certain jurisdictions. None of the Issuer, the Dealers and the Trustee represents that this Information Memorandum may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers or the Trustee (save for the approval of this Information Memorandum as listing particulars by the UK Listing Authority and delivery of a copy of this Information Memorandum to the Registrar of Companies in England and Wales) which would permit a public offering of any Notes or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Information Memorandum nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Information Memorandum or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Information Memorandum and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Information Memorandum and the offer or sale of Notes in the United States, the United Kingdom and Japan (see "*Subscription and Sale*").

All references in this document to "*U.S. dollars*", "*U.S.$*" and "*$*" refer to United States dollars, to "*Sterling*" and "*£*" refer to pounds sterling and to "*euro*" and "*€*" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

TABLE OF CONTENTS

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as the stabilising manager in the applicable Pricing Supplement or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated in, and to form part of, this Information Memorandum (provided, however, that such incorporated documents do not form a part of the Listing Particulars):

(a) the most recently published audited consolidated annual financial statements and, if published later, the most recently published unaudited interim consolidated financial statements of the Issuer (see "*General Information*" for a description of the financial statements currently published by the Issuer); and

(b) all supplements or amendments to this Information Memorandum circulated by the Issuer from time to time,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Information Memorandum (but not the Listing Particulars) to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Memorandum.

The Issuer will provide, without charge, to each person to whom a copy of this Information Memorandum has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuer at its office set out at the end of this Information Memorandum. In addition, such documents will be available from the principal office in England of Salomon Brothers International Limited for Notes admitted to the Official List.

The Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "*Subscription and Sale*") to comply with sections 81 and 83 of the Financial Services and Markets Act 2000.

If the terms of the Programme are modified or amended in a manner which would make this Information Memorandum, as so modified or amended, inaccurate or misleading, a new information memorandum will be prepared.

SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Information Memorandum and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" *and* "Terms and Conditions of the Notes" *shall have the same meanings in this summary.*

Issuer:	Compass Group PLC
Description:	Euro Medium Term Note Programme
Arranger:	Salomon Brothers International Limited
Dealers:	ABN AMRO Bank N.V. Banc of America Securities Limited Barclays Bank PLC HSBC Bank plc The Royal Bank of Scotland plc Salomon Brothers International Limited and any other Dealers appointed in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "*Subscription and Sale*") including the following restrictions applicable at the date of this Information Memorandum. **Swiss Francs** Issues of Notes denominated in Swiss francs or carrying a Swiss franc-related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8th November, 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2nd December, 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (the "***Swiss Dealer***"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Notes. **Notes with a maturity of less than one year** Notes issued on terms that they must be redeemed before their first anniversary will constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent, (see "***Subscription and Sale***").
Issuing and Principal Paying Agent:	JPMorgan Chase Bank
Trustee:	Citicorp Trustee Company Limited
Programme Size:	Up to £2,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement) outstanding at any time. The

	Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.
Currencies:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer and the relevant Dealer.
Redenomination:	The applicable Pricing Supplement may provide that certain Notes may be redenominated in euro.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	The Notes will be issued in bearer form as described in "*Form of the Notes*".
Fixed Rate Notes:	Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.
Floating Rate Notes:	Floating Rate Notes will bear interest at a rate determined: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the Issuer and the relevant Dealer. The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.
Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption:	The applicable Pricing Supplement will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving the relevant period of notice specified in the Terms and Conditions (or such other notice period as is specified in the applicable Pricing Supplement) to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer. The applicable Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement. Notes issued on terms that they must be redeemed before their first anniversary are subject to restrictions on their denomination and distribution (see "*Certain Restrictions – Notes with a maturity of less than one year*").
Denomination of Notes:	Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency (see "*Certain Restrictions – Notes with a maturity of less than one year*").
Taxation:	All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by any Tax Jurisdiction, subject as provided in Condition 7. In the event that any such deduction is made, the Issuer will, save in certain limited circumstances provided in Condition 7, be required to pay additional amounts to cover the amounts so deducted.
Negative Pledge:	The terms of the Notes will contain a negative pledge provision as further described in Condition 3.
Cross Default:	The terms of the Notes will contain a cross default provision as further described in Condition 9.
Status of the Notes:	The Notes and any relevant Receipts and Coupons will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured (subject as aforesaid) obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.
Listing:	Application has been made for Notes issued under the Programme to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. The Notes may also be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer in relation to each Series. Unlisted Notes may also be issued. The applicable Pricing Supplement will state whether or not the relevant Notes are to be listed and, if so, on which stock exchange(s).
Governing Law:	The Notes will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are restrictions on the offer, sale and transfer of the Notes in the United States, the United Kingdom and Japan and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes (see "*Subscription and Sale*").

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global note (a "***Temporary Global Note***") or, if so specified in the applicable Pricing Supplement, a permanent global note (a "***Permanent Global Note***") which, in either case, will be delivered on or prior to the original issue date of the Tranche to a common depositary (the "***Common Depositary***") for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("***Euroclear***") and Clearstream Banking, société anonyme ("***Clearstream, Luxembourg***"). Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the "***Exchange Date***") which is 40 days after a Temporary Global Note is issued, interests in such Temporary Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Note of the same Series or (ii) for definitive Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification.

The applicable Pricing Supplement will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached upon either (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, "***Exchange Event***" means that (i) an Event of Default (as defined in Condition 9) has occurred and is continuing, (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no alternative clearing system satisfactory to the Trustee is available or (iii) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Notes represented by the Permanent Global Note in definitive form and a certificate to such effect signed by two Directors of the Issuer is given to the Trustee. The Issuer will promptly give notice to Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

> "ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "*Terms and Conditions of the Notes*"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved by the Issuer, the Agent and the Trustee.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

FORM OF PRICING SUPPLEMENT

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme.

[*Date*]

Compass Group PLC

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the £2,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 3rd May, 2002. This Pricing Supplement is supplemental to and must be read in conjunction with such Information Memorandum.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs.]

[If the Notes must be redeemed before the first anniversary of their date of issue, the minimum denomination must be £100,000 or its equivalent in any other currency.]

1.	Issuer:		Compass Group PLC
2.	(i)	Series Number:	[ ]
	(ii)	Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible*)
3.	Specified Currency or Currencies:		[ ]
4.	Aggregate Nominal Amount:		
	(i)	Series:	[ ]
	(ii)	Tranche:	[ ]
5.	(i)	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii)	Net proceeds (*Required only for listed issues*):	[ ]
6.	Specified Denominations:		[ ] [ ]
7.	(i)	Issue Date:	[ ]
	(ii)	Interest Commencement Date:	[ ]
8.	Maturity Date:		[*Fixed rate – specify date/Floating rate* – Interest Payment Date falling in or nearest to [*specify month*]]
9.	Interest Basis:		[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)

10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
11.	Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	Senior
14.	Listing:	[London/*specify other*/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] (*If payable other than annually, consider amending Condition 4*)
	(ii)	Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] (*NB: This will need to be amended in the case of long or short coupons*)
	(iii)	Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv)	Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
	(v)	Day Count Fraction:	[30/360 or Actual/Actual (ISMA) or *specify other*]
	(vi)	Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration* *NB: Only relevant where Day Count Fraction is Actual/Actual (ISMA)*]
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
17.	**Floating Rate Note Provisions**		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]

(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
(iii)	Additional Business Centre(s):	[ ]
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi)	Screen Rate Determination:	
	– Reference Rate:	[ ] (*Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement*)
	– Interest Determination Date(s):	[ ] (*Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR*)
	– Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(vii)	ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
(viii)	Margin(s):	[+/-] [ ] per cent. per annum
(ix)	Minimum Rate of Interest:	[ ] per cent. per annum
(x)	Maximum Rate of Interest:	[ ] per cent. per annum
(xi)	Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 *Other*] (*See Condition 4 for alternatives*)
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]

18.	**Zero Coupon Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Accrual Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ]
	(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(e)(iii) and 6(j) apply/*specify other*] *(Consider applicable Day Count Fraction if not U.S. dollar denominated)*
19.	**Index Linked Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Index/Formula:	[*give or annex details*]
	(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
	(iii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/*specify other*]
	(vi)	Additional Business Centre(s):	[ ]
	(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
	(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
	(ix)	Day Count Fraction:	[ ]
20.	**Dual Currency Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[ ]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*

	(i)	Optional Redemption Date(s):	[ ]
	(ii)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ]
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	[ ]
		(b) Maximum Redemption Amount:	[ ]
	(iv)	Notice period (if other than as set out in the Conditions):	[ ]
22.		Investor Put:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Optional Redemption Date(s):	[ ]
	(ii)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ]
	(iii)	Notice period (if other than as set out in the Conditions):	[ ]
23.	Final Redemption Amount of each Note:		[Nominal Amount/*specify other*/see Appendix]
24.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(e)):		[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date] [Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] *(Note that this item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate)*
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details. NB: a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*]

29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	[Not Applicable/*give details*]
	(ii) Instalment Date(s):	[Not Applicable/*give details*]
30.	Redenomination applicable:	Redenomination [not] applicable [(*if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Pricing Supplement*)]
31.	Other terms or special conditions:	[Not Applicable/*give details*]

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
33.	If non-syndicated, name of relevant Dealer:	[ ]
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
35.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

36.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
37.	Delivery:	Delivery [against/free of] payment
38.	Additional Paying Agent(s) (if any):	[ ]

ISIN:	[ ]
Common Code:	[ ]

[LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the £2,000,000,000 Euro Medium Term Note Programme of Compass Group PLC.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

If the applicable Pricing Supplement specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 4, 5, 6 (except Condition 6(b)), 10, 11, 12, 13 (insofar as such Notes are not listed or admitted to trade on any stock exchange) or 16, they will not necessitate the preparation of supplementary Listing Particulars. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, supplementary Listing Particulars will be prepared, if appropriate.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement (as defined below) in relation to any Tranche (as defined below) of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" *for a description of the content of Pricing Supplements which will specify which of such terms are to apply in relation to the relevant Notes.*

This Note is one of a Series (as defined below) of Notes issued by Compass Group PLC (the "***Issuer***") constituted by a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "***Trust Deed***") dated 3rd May, 2002 made between the Issuer and Citicorp Trustee Company Limited (the "***Trustee***", which expression shall include any successor as Trustee).

References herein to the "***Notes***" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "***Global Note***"), units of the lowest Specified Denomination (as defined in the applicable Pricing Supplement) in the Specified Currency (as defined in the applicable Pricing Supplement);

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the "***Agency Agreement***") dated 3rd May, 2002 and made between the Issuer, the Trustee, JPMorgan Chase Bank as issuing and principal paying agent and agent bank (the "***Agent***", which expression shall include any successor agent) and the other paying agents named therein (together with the Agent, the "***Paying Agents***", which expression shall include any additional or successor paying agents).

Interest bearing definitive Notes (unless otherwise indicated in the applicable Pricing Supplement) have interest coupons ("***Coupons***") and, if indicated in the applicable Pricing Supplement, talons for further Coupons ("***Talons***") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("***Receipts***") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions (the "***Conditions***") and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the Conditions, replace or modify the Conditions for the purposes of this Note. References to the "***applicable Pricing Supplement***" are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the "***Noteholders***", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "***Receiptholders***") and the holders of the Coupons (the "***Couponholders***", which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

As used herein, "***Tranche***" means Notes which are identical in all respects (including as to listing) and "***Series***" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the principal office for the time being of the Trustee being at 3rd May, 2002 at 3rd Floor, Cottons Centre, Hay's Lane, London SE1 2QT and at the specified office of each of the Paying Agents. Copies of

the applicable Pricing Supplement are obtainable during normal business hours at the specified office of each of the Paying Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the relevant Paying Agent as to its holding of such Notes and as to its identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are applicable to them. The statements in the Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed.

Words and expressions defined in the Trust Deed, the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in the Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1. FORM, DENOMINATION AND TITLE

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/Payment Basis shown in the applicable Pricing Supplement.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in the Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, any Paying Agent and the Trustee will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("***Euroclear***") and/or Clearstream Banking, société anonyme ("***Clearstream, Luxembourg***"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, any Paying Agent and the Trustee as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer, any Paying Agent and the Trustee as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "***Noteholder***" and "***holder of Notes***" and related expressions shall be construed accordingly. In determining whether a particular person is entitled to a particular nominal amount of Notes as aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved by the Issuer, the Agent and the Trustee.

2. STATUS OF THE NOTES

The Notes and any relevant Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured (subject as aforesaid) obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

3. NEGATIVE PLEDGE

(a) So long as any of the Notes remains outstanding (as defined in the Trust Deed), the Issuer shall not, and shall procure that no Material Subsidiary (as defined in Condition 9) shall, create or permit to subsist any mortgage, charge, pledge, encumbrance or lien (other than a lien arising by operation of law) upon the whole or any part of its property, assets or revenues, present or future, to secure (i) payment of any Relevant Indebtedness (as defined below) or (ii) any payment under any guarantee or indemnity granted by the Issuer or any Material Subsidiary in respect of any Relevant Indebtedness without in any such case at the same time according to the Notes, the Coupons and all amounts payable under the Trust Deed (unless they have already been so accorded) to the satisfaction of the Trustee the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity or such other security as the Trustee shall in its absolute discretion deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

(b) For the purposes of this Condition 3, "***Relevant Indebtedness***" means any indebtedness which (i) is in the form of or represented by bonds, notes, loan stock, depositary receipts or other securities issued otherwise than to constitute or represent advances made by banks and/or other lending institutions; (ii) at its date of issue is, or is intended by the issuer thereof to become, quoted, listed, traded or dealt in on any stock exchange, over-the-counter market or other securities market; and (iii) is in a currency other than pounds sterling or in connection with its distribution is, or is intended to be, offered or distributed directly or indirectly by or with the authorisation of the issuer thereof as to over 20 per cent. outside the United Kingdom.

4. INTEREST

(a) *Interest on Fixed Rate Notes*

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

As used in the Conditions, "***Fixed Interest Period***" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"***Day Count Fraction***" means, in respect of the calculation of an amount of interest in accordance with this Condition 4(a):

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "***Accrual Period***") is equal to or shorter than the Determination Period during which the

Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In the Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, one cent.

(b) *Interest on Floating Rate Notes and Index Linked Interest Notes*

(i) *Interest Payment Dates*

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "***Interest Payment Date***") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in the Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment

Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In the Conditions, "***Business Day***" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "***TARGET System***") is open.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) *ISDA Determination for Floating Rate Notes*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), "***ISDA Rate***" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "***ISDA Definitions***") and under which:

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("***LIBOR***") or on the Euro-zone inter-bank offered rate ("***EURIBOR***"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), "***Floating Rate***", "***Calculation Agent***", "***Floating Rate Option***", "***Designated Maturity***" and "***Reset Date***" have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Notes*

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii) *Minimum Rate of Interest and/or Maximum Rate of Interest*

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) *Determination of Rate of Interest and calculation of Interest Amounts*

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "***Interest Amount***") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"***Day Count Fraction***" means, in respect of the calculation of an amount of interest in accordance with this Condition 4(b):

(i) if "Actual/365" or "Actual/Actual" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) *Notification of Rate of Interest and Interest Amounts*

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "***London Business Day***" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets settle payments and are open for general business in London.

(vi) *Determination or Calculation by Trustee*

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Pricing Supplement, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee

shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(vii) *Certificates to be final*

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(b), whether by the Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) *Interest on Dual Currency Interest Notes*

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Pricing Supplement.

(d) *Interest on Partly Paid Notes*

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e) *Accrual of interest*

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

5. PAYMENTS

(a) *Method of payment*

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(b) *Presentation of definitive Notes, Receipts and Coupons*

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above

against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "***Long Maturity Note***" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

(c) *Payments in respect of Global Notes*

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) *General provisions applicable to payments*

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note.

Notwithstanding the foregoing provisions of this Condition 5, if any amount of principal and/or interest in respect of Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

(e) *Payment Day*

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "***Payment Day***" means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London;

(C) any Additional Financial Centre specified in the applicable Pricing Supplement; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) *Interpretation of principal and interest*

Any reference in the Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or under any undertaking or covenant given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 6(e)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in the Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertaking or covenant given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

6. REDEMPTION AND PURCHASE

(a) *Redemption at maturity*

Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

(b) *Redemption for tax reasons*

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note, an Index Linked Interest Note nor a Dual Currency Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note, an Index Linked Interest Note or a Dual Currency Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and the Agent and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if the Issuer satisfies the Trustee immediately before the giving of such notice that:

(i) on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 7 as a result of any change in, or amendment to, the laws or regulations of a Tax Jurisdiction (as defined in Condition 7) or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment and the Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 6(b) will be redeemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) *Redemption at the option of the Issuer (Issuer Call)*

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and to the Agent,

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed ("***Redeemed Notes***") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection

being hereinafter called the "***Selection Date***"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes or represented by a Global Note shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding or Notes outstanding represented by such Global Note bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first-mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a Global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

(d) *Redemption at the option of the Noteholders (Investor Put)*

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 13 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, in whole (but not in part), such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

To exercise the right provided in this Condition 6(d) to require redemption of this Note the holder of this Note must, if this Note is in definitive form and held outside Euroclear and Clearstream, Luxembourg, deliver, at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "***Put Notice***") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition 6(d) accompanied by, if this Note is in definitive form, this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control. If this Note is represented by a Global Note or is in definitive form and held through Euroclear or Clearstream, Luxembourg, to exercise the right provided in this Condition 6(d) to require redemption of this Note the holder of this Note must, within the notice period, give notice to the Agent of such exercise in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg (which may include notice being given on his instruction by Euroclear or Clearstream, Luxembourg or any common depositary for them to the Agent by electronic means) in a form acceptable to Euroclear and Clearstream, Luxembourg from time to time and, if this Note is represented by a Global Note, at the same time present or procure the presentation of the relevant Global Note to the Agent for notation accordingly.

(e) *Early Redemption Amounts*

For the purpose of paragraph (b) above and Condition 9, each Note will be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

(iii) in the case of a Zero Coupon Note, at an amount (the "***Amortised Face Amount***") calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^{y}$

where:

"***RP***" means the Reference Price;

"***AY***" means the Accrual Yield expressed as a decimal; and

"*y*" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Pricing Supplement.

(f) *Instalments*

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g) *Partly Paid Notes*

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(h) *Purchases*

The Issuer or any Subsidiary of the Issuer may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) *Cancellation*

All Notes which are redeemed pursuant to paragraphs (a), (b), (c) or (d) above will be cancelled or held for subsequent cancellation (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and any Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(j) *Late payment on Zero Coupon Notes*

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Note has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 13.

7. TAXATION

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of any Tax Jurisdiction (as defined below) unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with a Tax Jurisdiction other than the mere holding of such Note, Receipt or Coupon; or

(b) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 5(e)); or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(d) presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein:

(i) "***Tax Jurisdiction***" means the United Kingdom or any political subdivision or any authority thereof or therein having power to tax; and

(ii) "***Relevant Date***" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Trustee or the Agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 13.

8. PRESCRIPTION

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 7) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5(b) or any Talon which would be void pursuant to Condition 5(b).

9. EVENTS OF DEFAULT

(a) *Events of Default*

The Trustee at its absolute discretion may, and if so requested in writing by the holders of not less than one-fifth in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), give written notice to the Issuer that the Notes are, and they shall accordingly forthwith become, immediately due and repayable at their Early Redemption Amount together with accrued interest (as provided in the Trust Deed) (if applicable) if any of the following events (each an "***Event of Default***") shall occur:

(i) if default is made in the payment of any principal or interest due on the Notes or any of them on the due date and such default continues for a period of seven London Business Days (as defined in Condition 4(b)(v)); or

(ii) if the Issuer fails to perform or observe any of its other obligations under the Notes or the Trust Deed and in any such case (except where such failure is, in the opinion of the Trustee, incapable of remedy in which case no notice requiring remedy will be required) such failure continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer of notice requiring the same to be remedied; or

(iii) if any indebtedness for borrowed moneys (as defined in the Trust Deed) of the Issuer or any Material Subsidiary (as defined below) becomes due and repayable prematurely by reason of default howsoever described in relation thereto or the Issuer or any Material Subsidiary fails to make any payment in respect thereof when due or within any applicable grace period or if any guarantee or indemnity given by the Issuer or any Material Subsidiary in respect of any indebtedness for borrowed moneys is not honoured when due and called upon or if the

security for any such first-mentioned indebtedness for borrowed moneys or any such guarantee or indemnity becomes enforceable and steps are taken to enforce the same, provided that no event described in this Condition 9(a)(iii) shall constitute an Event of Default if the indebtedness for borrowed moneys or other relative liability when aggregated with other indebtedness for borrowed moneys and/or other liabilities relative to all (if any) other such events which have occurred and have not been satisfied is less than £10,000,000 or, if greater, an amount equal to 1.5 (one and one half) per cent. of Adjusted Shareholders' Funds (or, in either case, its equivalent in any other currency or currencies at the date that the same become due and repayable, such failure to pay occurs, such guarantee or indemnity is not honoured or such security becomes enforceable, as the case may be); or

(iv) if an order is made or an effective resolution passed for winding up or an administration order is made in relation to the Issuer or any Material Subsidiary (except in the case of a Material Subsidiary, a winding up for the purpose of a reconstruction or amalgamation, the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders, or a members' voluntary winding up in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to the Issuer or another Material Subsidiary or any Subsidiary of the Issuer which thereby becomes a Material Subsidiary); or

(v) if the Issuer or any Material Subsidiary stops or threatens to stop payment generally or ceases or threatens to cease to carry on its business or substantially the whole of its business (except (a) a cessation or threatened cessation for the purpose of a reconstruction or amalgamation, the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders, or (b) in connection with the transfer of all or the major part of the business, undertaking and assets of any Material Subsidiary either to the Issuer or another Material Subsidiary or any Subsidiary of the Issuer which thereby becomes a Material Subsidiary, or (c) by reason of a Permitted Disposal); or

(vi) if an encumbrancer takes possession or an administrative or other receiver is appointed of the whole or any material part of the undertaking or assets of the Issuer or any Material Subsidiary or if a distress, execution or any similar proceeding is levied or enforced upon or sued out against a material part of the undertaking or assets of any Material Subsidiary and is not discharged within 28 days or such longer period as the Trustee may agree; or

(vii) if the Issuer or any Material Subsidiary is deemed unable to pay its debts within the meaning of Section 123(1)(b), (c) or (d) of the Insolvency Act 1986, or the Issuer or any Material Subsidiary becomes unable to pay its debts as they fall due or the Issuer or any Material Subsidiary otherwise becomes insolvent, or the Issuer or any Material Subsidiary enters into a general assignment or an arrangement or composition with or for the benefit of its creditors generally or suspends making payments (whether of principal, premium (if any) or interest) with respect to all or any class of its debts or announces an intention to do so; or

(viii) if any kind of composition, scheme of arrangement, compromise or other similar arrangement involving the Issuer or any Material Subsidiary and the creditors of any of them generally (or any of such creditors) is entered into or made (except a composition, scheme of arrangement, compromise or other similar arrangement for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders); or

(ix) any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs,

PROVIDED, in the case of any Event of Default other than those described in paragraphs (i) and (in the case of a winding up or dissolution of the Issuer) (iv) above, the Trustee shall have certified that the Event of Default is, in its opinion, materially prejudicial to the interests of the Noteholders.

(b) *Enforcement*

The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation

to the Trust Deed, the Notes and any relevant Receipts or Coupons unless (i) it shall have been so directed by an Extraordinary Resolution or so requested in writing by the holders of at least one-fifth in nominal amount of the Notes then outstanding and (ii) it shall have been indemnified to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

(c) *Definitions*

For the purposes of these Conditions:

(i) "***Adjusted Shareholders' Funds***" means, at any time, the aggregate of (A) the amount paid up or credited as paid up on the share capital of the Issuer and (B) the aggregate amount standing to the credit of the consolidated capital and revenue reserves of the Issuer, including any share premium account reserve, merger reserve, capital redemption reserve and any credit balance on the profit and loss account reserve, all (save as provided in the following sentence) as shown in the then latest published audited consolidated accounts of the Issuer. In calculating the credit balance (if any) on the profit and loss account reserve, there shall first be added back the amount in respect of goodwill which, in the consolidated balance sheet of the Issuer as at 30th September, 2001, had been written off directly against such reserve;

(ii) "***Group***" means the Issuer and its Subsidiaries from time to time;

(iii) "***Material Subsidiary***" means at any time (A) any Subsidiary of the Issuer whose turnover or whose gross assets represent 10 per cent. or more of the consolidated turnover or, as the case may be, consolidated gross assets of the Group determined by reference to the latest published audited accounts of such Subsidiary and the latest published audited consolidated accounts of the Issuer and (B) in the case of such a transfer as is referred to in sub-paragraphs (a)(iv) and (a)(v) of this Condition 9, each transferee which is a Subsidiary of the Issuer, as from the effective date of such transfer (provided that the Subsidiary which so transfers its business, undertaking or assets shall (unless it would still qualify as a Material Subsidiary under (A) above) cease to be a Material Subsidiary from such effective date) but not (unless such transferee Subsidiary would otherwise be a Material Subsidiary by virtue of (A) above) beyond the date of the publication by the Issuer of the audited accounts in respect of the financial year beginning after that in which the effective date of such transfer occurs, all as more particularly defined in the Trust Deed. A report by two Directors of the Issuer that, in their opinion, a Subsidiary is or is not a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties;

(iv) "***Permitted Disposal***" means any sale, lease, transfer or other disposal by the Issuer or any Material Subsidiary, by one or more transactions or a series of transactions (whether related or not), of the whole or any part of the business, undertaking or assets of the Issuer or such Material Subsidiary, or any interest therein or the entry into by the Issuer or any Material Subsidiary of any contract so to sell, lease, transfer or otherwise dispose, subject to such sale, lease, transfer or other disposal or series of transactions (whether related or not):

(1) being at no less than the book value thereof or, if lower, the market value thereof (whether or not for cash consideration) or otherwise on arm's length terms; or

(2) being previously approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders; and

(v) "***Subsidiary***" means a subsidiary within the meaning of section 736 of the Companies Act 1985.

10. REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. PAYING AGENTS

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent; and

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or other relevant listing authority; and

(c) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive is introduced, the Issuer will ensure that it maintains a Paying Agent in a Member State of the European Union (other than the United Kingdom) that will not be obliged to withhold or deduct tax pursuant to any such Directive or law.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5(d). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and, in certain limited circumstances specified therein, of the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor paying agent.

12. EXCHANGE OF TALONS

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. NOTICES

All notices regarding the Notes will be deemed to be validly given if published in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the *Financial Times* in London. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules of any stock exchange or other relevant authority on which the Notes are for the time being listed or by which they have been admitted to listing. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If publication as provided above is not practicable, notice will be given in such other manner, and will be deemed to have been given on such date, as the Trustee shall approve.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or are admitted to listing by another relevant authority and the rules of that stock exchange or other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that stock exchange and/or other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. MEETINGS OF NOTEHOLDERS, MODIFICATION, WAIVER, AUTHORISATION, DETERMINATION AND SUBSTITUTION

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer if required in writing by Noteholders holding not less than five per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing not less than a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts or the Coupons or the Trust Deed (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of the Notes, the Receipts, the Coupons or the Trust Deed, or determine, without any such consent as aforesaid, that any Event of Default or potential Event of Default shall not be treated as such, where, in any such case, it is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders so to do or may agree, without any such consent as aforesaid, to any modification which is of a formal, minor or technical nature or to correct a manifest or proven error. Any such modification shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless otherwise agreed by the Trustee, any such modification shall be notified to the Noteholders by the Issuer in accordance with Condition 13 as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking or covenant given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

The Trustee may, without the consent of the Noteholders, agree with the Issuer, to the substitution in place of the Issuer (or of any previous substitute under this Condition 14) as the principal debtor under the Notes, the Receipts, the Coupons and the Trust Deed of a Subsidiary of the Issuer, subject to (a) the Notes being unconditionally and irrevocably guaranteed by the Issuer, (b) the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced by the substitution and (c) certain other conditions set out in the Trust Deed being complied with.

15. INDEMNIFICATION OF THE TRUSTEE AND TRUSTEE CONTRACTING WITH THE ISSUER

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified to its satisfaction.

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia*, (i) to enter into business transactions with the Issuer and/or any of its Subsidiaries and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or any of its Subsidiaries, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, the Receiptholders or the Couponholders and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

16. FURTHER ISSUES

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening single meetings of the Noteholders and the holders of the notes of other series in certain circumstances where the Trustee so decides.

17. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

18. GOVERNING LAW

The Trust Deed, the Agency Agreement, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer in order to refinance indebtedness and for the Group's general corporate purposes.

CAPITALISATION OF THE ISSUER

The following table sets out the audited capital and reserves and indebtedness of the Issuer and its consolidated subsidiaries as at 30th September, 2001.

	Notes	£m
Capital and Reserves		
Called up share capital	*1, 2*	222
Shares to be issued	*2*	32
Share premium account	*2*	11
Merger reserve		4,170
Profit and loss account		(1,646)
Total Equity Shareholders' Funds	*2*	2,789
Indebtedness		
Amounts falling due within one year		496
Amounts falling due after one year		2,586
Total Indebtedness	*4, 5, 6, 7, 8, 9*	3,082

Notes:

(1) 2,218,611,409 ordinary and fully paid up shares with a nominal value of 10p each (rounded to the nearest £1,000,000).

(2) Since 30th September, 2001, the Issuer has issued 13,673,272 ordinary and fully paid up shares with a nominal value of 10p each; 7,490,075 such ordinary shares have been issued in respect of "Shares to be issued" resulting in a reduction in "Shares to be issued" of £27 million, an increase in "Share premium account" of £26 million and an increase in "Called up share capital" of £1 million (each rounded to the nearest £1,000,000); 5,550,297 such ordinary shares have been issued in respect of the crystallisation of share based incentives (LTIPs) and in the exercise of share options resulting in an increase in "Share premium account" of £14 million (rounded to the nearest £1,000,000); and 632,900 such ordinary shares have been issued with a value of £3 million (rounded to the nearest £1,000,000) as part of the consideration for an acquisition, resulting in an increase in "Share premium account" of £3 milion (rounded to the nearest £1,000,000). Following such issues, as at 1st May, 2002, the Issuer's issued share capital comprised 2,232,284,681 ordinary and fully paid up shares with a nominal value of 10p each. There has been no material change to the Issuer's issued share capital since 1st May, 2002.

(3) As at the date of this document, the Issuer's authorised share capital comprises 3,000,010,000 ordinary shares with a nominal value of 10p each.

(4) As at 30th September, 2001 the Group had cash at bank and in hand of £692 million. On 14th March, 2002, £350 million of cash securing a 10 per cent. debenture loan stock due 2018 was released and applied to reduce indebtedness.

(5) As at 30th September, 2001 of the total indebtedness, the 10 per cent. loan stock due 2018 with a nominal value of £200 million, which is recorded in the financial statements of the Group for the year ended 30th September, 2001 at its fair value to the Group on acquisition, was secured with cash of £350 million. On 14th March, 2002, this loan stock was redeemed by the Issuer which reduced the secured indebtedness to £nil.

(6) Included in the above indebtedness figures is an amount of £51 million owing in respect of finance leases.

(7) As at 30th September 2001, the Group had contingent liabilities in respect of performance bonds and guarantees of indemnities and overdrafts of subsidiary and associated undertakings of £115 million but otherwise had no material contingent liabilities or material liabilities in respect of guarantees. As at 30th September, 2001, other than in respect of such performance bonds, indemnities and overdrafts, there were no material guarantees between any member of the Group and any third party.

(8) Since 30th September, 2001, indebtedness has increased by approximately £650 million in respect of businesses acquired.

(9) Since 30th September, 2001, the Issuer has paid approximately £127 million cash in dividends to shareholders.

(10) Save as disclosed above, there has been no material change in the consolidated capital and reserves, indebtedness or contingent liabilities and guarantees of the Issuer and its consolidated subsidiaries (on a consolidated basis) since 30th September, 2001.

DESCRIPTION OF THE ISSUER

Compass Group PLC

Introduction

Compass Group PLC (the "***Issuer***") was incorporated and registered in England and Wales on 29th September, 2000, initially under the name of Compass Demerger Limited prior to changing its name to Compass Group PLC and re-registering as a public limited company under the Companies Act 1985 (the "***Companies Act***") on 30th November, 2000. The Issuer was listed on the London Stock Exchange on 2nd February, 2001.

The Issuer's registered number is 4083914. The principal legislation under which the Issuer operates is the Companies Act and the regulations made under the Companies Act. The Issuer's registered head office is at Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA, United Kingdom.

History and background of the Issuer

The Compass Group business was initially formed following a management buyout of the contract services division of Grand Metropolitan in 1987, with the then Compass Group PLC ("***Former Compass Group***") listing on the London Stock Exchange in December 1988. This company became a member of the FTSE100 in 1998.

On 27th July, 2000, Former Compass Group and Granada Group PLC ("***Granada***") merged to create Granada Compass plc (the "***Merger***"). Following the Merger, in February 2001 the hospitality and media businesses of Granada Compass plc were separated by means of a demerger (the "***Demerger***").

The Demerger created two groups with separate listings on the London Stock Exchange:

- Granada Compass (renamed Granada plc) – a major independent media group; and
- Compass Group - one of the world's leading hospitality groups.

After the Demerger, the Issuer owned the Forte Hotel Group, previously part of Granada, with its brands *Le Méridien*, *Posthouse*, *Heritage Hotels*, and four *London Signature* properties. Following a number of approaches from parties expressing an interest in acquiring all or part of the Forte Hotel Group, the hotels business was sold to separate purchasers during the period of December 2000 to July 2001 raising for the Group approximately £3 billion net of tax and costs. The hotel disposals did not include the Travelodge budget hotel chain which is managed as part of the Issuer's UK Roadside business.

Foodservice market position

The total global foodservice market, which includes contract foodservice, concessions and vending, is estimated to represent revenues in excess of £240 billion. Of this total, contract foodservice is estimated to represent approximately £170 billion, of which approximately 30 per cent. is estimated to be outsourced. "Foodservice" is the term used to refer to the provision of food and related services to third parties in locations where the primary reason for the visit is not usually the purchase of food and drink. "Contract foodservice" comprises the key sectors of business and industry (employees at their place of work), education (feeding students and teachers), healthcare (customers include patients, visitors and staff at hospitals and residential nursing homes) and defence, offshore and remote site locations. "Concessions" comprises the sectors of travel, sports events and leisure (where customers are the public in travel-related sites such as airports and railway stations or at sporting and leisure facilities).

The main driver of growth in the contract foodservice market is the increased trend towards outsourcing, supplemented by the greater levels of spend per head and penetration.

The Issuer believes that it is well-placed to benefit from the growth opportunities available in its foodservice market. With its international presence, it is one of only two companies in this sector able to offer foodservices to multinational groups in all major markets and, as a result of its size, it benefits from economies of scale in purchasing and other areas.

Group overview and strategy

The Issuer is a world leading foodservice company with strong positions in growth markets globally. The business operates in over 90 countries, employing over 360,000 people world-wide.

The key elements of the Issuer's business strategy are as follows:

Focus on foodservice and vending – Compass Group was created following a management buyout of a division of Grand Metropolitan in 1987 and has built its world leading position by rigorously adhering to its core business of foodservice provision;

Market segmentation – The Group's market segmentation strategy enables it to focus on the specific requirements of different types of clients and customers. Accordingly, its operations cover the following sectors: business and industry, education, healthcare, defence, offshore and remote sites, motorway and roadside services, travel, sports and events and vending. The Issuer believes that this focus differentiates the Group from its competitors and promotes growth. The Issuer also believes that the ability to provide a focused foodservice offer for each sector, bundled together with vending, is a unique advantage for the Group. The Group also offers other "bundled" services where required, generally only in the healthcare, defence, offshore and remote site segments;

Foodservice branding – The Issuer has a portfolio of high quality foodservice brands, the majority of which it owns. Owned brands include *Upper Crust*, *Harry Ramsden's* and *Caffè Ritazza*. It also franchises brands such as *TGI Friday*, *Burger King* and *Krispy Kreme*. It has used its concession business, which operates in high traffic areas such as railway stations and airports, to introduce and develop its own brands. Name recognition and customer loyalty develop rapidly where potential customers are constantly seeing branded products as they commute through such high traffic areas. The selective introduction of foodservice brands has been a key influence in raising levels of penetration and spend per head at existing locations, improving contract retention and supporting new business generation; and

International development and multinational account capability – The Group's presence in over 90 countries provides a strong platform for future growth. The Issuer believes that it is one of only two truly global foodservice companies in the world. Its reputation and proven track record, combined with its ability to offer a full range of national and multinational foodservice and vending to large clients, provide it with a further key competitive advantage. Its aim is to achieve a top three position in each of the market sectors and geographies that it targets.

The Group's operating businesses include *Restaurant Associates*, *Roux*, *Flik*, *Patina*, *Leith's*, *Eurest*, *Select Service Partner*, *Selecta*, *Canteen*, *Vendepac*, *Moto*, *Scolarest*, *Chartwells*, *Crothall*, *Morrison* and *Medirest*. The Group also owns the budget hotel chain *Travelodge*, which is managed as part of the UK Roadside business.

Achievement of the Issuer's strategy will support the Group's target of continuing increases in return on invested capital. The Issuer intends to maintain an efficient balance sheet structure as it continues to deliver its strategic objectives. As part of this process, the Group will continue to monitor opportunities for acquisitions, divestments and the optimisation of its balance sheet.

Opportunities for future growth

The Issuer believes that there are significant opportunities for it to continue to leverage its extensive international platform to drive future growth as Compass Group has successfully done over the past decade.

Strong and growing markets – The total global foodservice market, which includes contract foodservice, concessions and vending, is estimated to represent revenues in excess of £240 billion. This market is highly fragmented with relatively low contractor penetration and, despite being the largest operator, the Issuer's sales represent less than 4 per cent. of the total. Contract foodservice represents revenues of approximately £170 billion globally, of which only approximately 30 per cent. is estimated to be outsourced. The Issuer expects the outsourced market to continue to grow over the medium term in line with historical growth rates. The main driver of growth is the increased trend towards outsourcing, as organisations in government and industry continue to review their cost bases and recognise the benefits outsourcing can bring.

The size of the market and low contractor penetration highlight the considerable scope for individual operators to continue to grow both organically and through consolidation of the market.

The Issuer has made in-fill acquisitions in recent years in existing geographic areas of operation, including Morrison in the US, Vendepac in the UK and Selecta in Europe, providing additional

revenue, and sector and geographic presence, whilst leveraging the benefits of the existing infrastructure. The Issuer also intends to continue to target international expansion to access new territories, through selective acquisitions such as that of Seiyo Foods in Japan.

Globalisation – The Issuer believes that those companies which are able to offer global coverage and provide the cost-efficiencies and best practice derived from large scale operations will be the best positioned to win multinational contracts. The Issuer operates in over 90 countries, which provides a strong platform from which to serve its clients, such as Philips, IBM, Unisys, Volkswagen and ChevronTexaco, who wish to place multinational foodservice contracts.

Segmentation – The Issuer has been careful to segment the markets that it serves, recognising the varying needs of clients and customers in different businesses and geographies. It believes that this sector focus enables it to provide relevant service tailored to the specific needs of the different sectors, such as those in healthcare who will have differing requirements from those in education. Similarly, the logistical skills and expertise required to service a remote site such as a mining camp will differ from those needed to serve lunches to office employees. The use of sector focused teams enables the Issuer to benefit from the opportunities in the higher growth sectors of healthcare, education and defence and to establish a strong presence in the business and industry and travel sectors.

Foodservice branding – The Issuer has a portfolio of high quality foodservice brands, the majority of which it owns. Owned brands include *Upper Crust*, *Harry Ramsden's* and *Caffè Ritazza*. It also franchises brands such as *TGI Friday*, *Burger King* and *Krispy Kreme*. The Issuer has used its concession business, which operates in high traffic areas such as railway stations and airports, to introduce and develop its own brands. Name recognition and customer loyalty develop rapidly where potential customers are constantly seeing branded products as they commute through such high traffic areas. The Group's development of owned brands using this strategy has delivered considerable success in the contract foodservice business as well as the concession business. Brands developed in the concession business can also be used elsewhere in the Group's business and the Group's foodservice contracts generally contain rights for the Group to introduce its own brands into these offerings where appropriate. Brand loyalty in turn contributes to customer and contract retention.

Economies of scale – As the Issuer grows in size, it will seek to continue its work to reduce costs, in particular its purchasing costs.

Transfer of best practice – The Issuer's businesses operate in fundamentally the same manner in each of its geographic areas of operation. As a result, there is a significant opportunity to transfer best practice throughout the Group's operations.

The Board

The Directors of the Issuer and their respective functions are:

Director	Function	Principal activities performed outside the Group
Francis Henry Mackay	Executive Chairman	Non-Executive Chairman of Kingfisher plc
Michael John Bailey	Chief Executive	–
Andrew Patrick Lynch	Financial Director	–
Alain Francois Dupuis	Executive Director	–
Peter Edward Blackburn Cawdron	Deputy Chairman and Senior Non-Executive Director	Non-Executive Director of The Capita Group plc, Christian Salvesen plc, Express Dairies plc, Johnston Press plc, ARM Holdings plc, Capital Radio plc, Girls' Education Company Limited, Lupus Capital plc, Private Investor Capital Limited, Prospect Digital Media Limited and Ragged Bears Limited

Director	Function	Principal activities performed outside the Group
Peter Hugh Blackburn	Non-Executive Director	Chairman of Northern Foods plc, President of The Food and Drink Federation and Non-Executive Director of SIG plc
Denis Patrick Cassidy	Non-Executive Director	Non-Executive Director of Forever Broadcasting plc
Valerie Frances Gooding CBE	Non-Executive Director	Chief Executive of BUPA and Non-Executive Director of BAA plc
Sven Kado	Non-Executive Director	Chairman of Marsh & McLennan Holdings GmbH

The business address of each of the Directors is Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA.

Subsidiaries

The following table shows the principal subsidiary and associated undertakings of the Issuer (being those which are considered by the Issuer to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits of the Group). All companies are wholly owned unless otherwise indicated.

Name	Registered Office	Principal activity
Hospitality Holdings Limited	Cowley House Guildford Street Chertsey Surrey KT16 9BA	Holding company for the Former Compass Group foodservice business and all of the Granada hospitality businesses
Compass Group Holdings PLC	Cowley House Guildford Street Chertsey Surrey KT16 9BA	Holding company for the Former Compass Group
Compass Group, UK and Ireland Limited	Parklands Court 24 Parklands Birmingham Great Park Rubery Birmingham West Midlands B45 9PZ	Holding company for the provision of foodservice in the UK
Compass Holdings, Inc.	2400 Yorkmont Road Charlotte NC 28217 USA	Holding company for the provision of foodservice in the USA
Compass Group Nederland B.V.	Paasheuvelweg 5 1105 RJ Amsterdam Z.O. The Netherlands	Holding company for the provision of foodservice in The Netherlands
Compass Group Deutschland GmbH	Industriestrasse 30-34 64760 Eschbom Germany	Holding company for the provision of foodservice in Germany
Compass Group Holdings Spain S.L.	Calle Cala Nona No. 15 - Son Cladera 07009 Palma de Mallorca, Spain	Holding company for the provision of foodservice in Spain
Compass Group Norge A/S	Loukketangen 1 OB N-1300 Sandvika Norway	Holding company for the provision of foodservice in Norway
Compass Group France SAS	189/193 Boulevard Malesherbes 75838 Paris CEDEX 17	Holding company for the provision of foodservice in France

Name	Registered Office	Principal activity
Compass Food Services Ltd	Parklands Court 24 Parklands Birmingham Great Park Rubery Birmingham West Midlands B45 9PZ	Holding company for restaurant and catering investments
Moto Hospitality Limited	Parklands Court 24 Parklands Birmingham Great Park Rubery Birmingham West Midlands B45 9PZ	Motorway operating company for motorway service areas
Compass Contract Services (U.K.) Ltd	Parklands Court 24 Parklands Birmingham Great Park Rubery Birmingham West Midlands B45 9PZ	Operation of catering establishments
Compass Services, UK and Ireland Ltd	Parklands Court 24 Parklands Birmingham Great Park Rubery Birmingham West Midlands B45 9PZ	Operation of catering establishments
Travelrest Services Limited	Parklands Court 24 Parklands Birmingham Great Park Rubery Birmingham West Midlands B45 9PZ	Operator of Little Chef and Travelodge brands

All interests are in the ordinary share capital. All companies operate principally in their country of incorporation.

SUMMARY FINANCIAL INFORMATION IN RESPECT OF THE ISSUER

The financial information relating to the Issuer set out below does not constitute statutory accounts within the meaning of section 240 of the Companies Act but has been extracted without material adjustment from the full consolidated accounts of Compass Group PLC for the financial year ended 30th September, 2001. Deloitte & Touche has reported under section 235 of the Act in respect of the statutory consolidated accounts for that year; their report was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act. Copies of these accounts have been delivered to the Registrar of Companies in England and Wales.

The following table sets out the consolidated profit and loss account of Compass Group PLC for the two financial years ended 30th September, 2001, and has been extracted from the published audited consolidated accounts.

Consolidated Profit and Loss Account

	Before goodwill amortisation and exceptional items £m	**Goodwill amortisation and exceptional items £m**	**Total 2001 £m**	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2000 £m
Turnover						
Continuing operations	**8,088**	–	**8,088**	5,770	–	5,770
Acquisitions	**628**	–	**628**	–	–	–
Total turnover	**8,716**	–	**8,716**	5,770	–	5,770
Operating profit						
Continuing operations	**640**	**(299)**	**341**	345	(44)	301
Acquisitions	**29**	**(28)**	**1**	–	–	–
	669	**(327)**	**342**	345	(44)	301
Share of profits of associated undertakings						
Continuing operations	**7**	**(2)**	**5**	11	(3)	8
Total operating profit: Group and share of associated undertakings	**676**	**(329)**	**347**	356	(47)	309
Net interest	**(93)**	–	**(93)**	(78)	–	(78)
Profit on ordinary activities before taxation	**583**	**(329)**	**254**	278	(47)	231
Tax on profit on ordinary activities	**(121)**	**29**	**(92)**	(61)	3	(58)
Profit on ordinary activities after taxation	**462**	**(300)**	**162**	217	(44)	173
Equity minority interests	**(16)**	–	**(16)**	(4)	–	(4)
Profit for the financial year	**446**	**(300)**	**146**	213	(44)	169
Equity dividends	**(126)**	–	**(126)**	(137)	–	(137)
Profit for the year retained	**320**	**(300)**	**20**	76	(44)	32

Consolidated Balance Sheet

The following table sets out the consolidated balance sheet of Compass Group PLC for the two financial years ended 30th September, 2001, and has been extracted from the published audited consolidated accounts.

	Total 2001 £m	Total 2000 £m
Fixed assets		
Intangible assets	**4,254**	3,113
Tangible assets	**2,081**	1,756
Investments	**27**	160
	6,362	5,029
Current assets		
Stocks	**181**	130
Debtors: amounts falling due within one year	**1,178**	968
amounts falling due after more than one year	**238**	198
Businesses held for resale	**75**	2,754
Investments	**12**	–
Cash at bank and in hand	**692**	583
	2,376	4,663
Creditors: amounts falling due within one year	**(2,838)**	(3,421)
Net current (liabilities)/assets	**(462)**	1,212
Total assets less current liabilities	**5,900**	6,241
Creditors: amounts falling due after more than one year	**(2,699)**	(3,053)
Provisions for liabilities and charges	**(377)**	(362)
Equity minority interests	**(35)**	(28)
Net assets	**2,789**	2,798
Capital and reserves		
Called up share capital	**222**	221
Shares to be issued	**32**	4
Share premium account	**11**	–
Merger reserve	**4,170**	4,158
Profit and loss account	**(1,646)**	(1,585)
Total equity shareholders' funds	**2,789**	2,798

UNITED KINGDOM TAXATION

The comments below, which are of a general nature, are based on the Issuer's understanding of current United Kingdom law and practice relating to the taxation of the Notes and deal primarily with the United Kingdom withholding tax treatment of payments of principal and interest in respect of the Notes. They relate only to the position of persons who are absolute beneficial owners of the Notes and may not apply to certain classes of Noteholder (such as dealers and persons connected with the Issuer). Any prospective Noteholders who may be subject to tax in a jurisdiction other than the United Kingdom or who are in doubt as to their tax position should consult their own professional advisers.

Interest on the Notes

1. *Payment of Interest on the Notes*

United Kingdom withholding tax (including such withholding or deduction for or on account of tax by issuers, paying agents and collecting agents) was abolished in relation to interest payments made (or, in the case of collecting agents, received) on or after 1st April, 2001 in respect of securities listed on a "recognised stock exchange", as defined in section 841 of the Income and Corporation Tax Act 1988 (the "***Act***"). The London Stock Exchange is such a recognised exchange. Under current Inland Revenue practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the UK Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that the Notes are and remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

If Notes have a maturity date less than one year from their Issue Date (and are not issued pursuant to any arrangement the effect of which is to render such Note part of a borrowing for a total term of one year or more), interest on such Notes may be paid without withholding or deduction on account of United Kingdom income tax.

Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Notes is paid to a person who belongs in the United Kingdom and the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest at the time the payment is made, provided that the Inland Revenue has not given a direction (in circumstances where it has reasonable grounds to believe that it is likely that the beneficial owner is not within the charge to United Kingdom corporation tax in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

In all other cases, an amount must be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. In relation to amounts payable on the redemption of Notes, Inland Revenue published practice indicates that the Inland Revenue will not exercise its powers to obtain information where such amounts are paid to or received for the benefit of an individual on or before 5th April, 2003. Information so obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Interest on the Notes constitutes United Kingdom source income for tax purposes and, as such, may be subject to income tax by direct assessment event where paid without withholding.

However, interest with a United Kingdom source received without deduction or withholding on account of United Kingdom tax will not be chargeable to United Kingdom tax in the hands of a Noteholder (other than certain trustees) who is not resident for tax purposes in the United Kingdom unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such Noteholders.

The references to "interest" above means "interest" as understood in United Kingdom tax law. The statements above do not take account of any different definitions of "interest" or "principal" which may prevail under any other law or which may be created by the terms and conditions of the Notes or any related documentation.

2. *Proposed EU Savings Directive*

On 18th July, 2001 the EU Commission published a proposal for a new directive regarding the taxation of savings income (followed on 13th December, 2001 with the publication of a revised draft directive). It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States (including Luxembourg but not including the United Kingdom) to opt instead for a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final, and may be subject to further amendment and/or clarification.

3. *Taxation of Discount and Premium*

Notes may be issued at an issue price of less than 100 per cent. of their nominal amount. Any payments in respect of the accrued discount on any such Notes will not be subject to any United Kingdom withholding or deduction for or on account of United Kingdom income tax as long as they do not constitute payments in respect of interest. However, amounts paid to or received on behalf of an individual after 5th April, 2003 on the redemption of such Notes will be subject to information reporting requirements as outlined above.

Where Notes are issued with a redemption premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest. Payments of interest are subject to United Kingdom withholding tax and in respect of Noteholders who are individuals, information reporting requirements as outlined above.

4. *Disposal (including Redemption)*

Noteholders which are companies within the charge to United Kingdom corporation tax may be subject to United Kingdom corporation tax on their holding, disposal or redemption of Notes. The nature of the tax charge will depend on the terms of the Note in question and the particular circumstances of the relevant Noteholder. In particular, Noteholders within the charge to United Kingdom corporation tax should have regard, among other matters, to the provisions of the "loan relationship" legislation contained in the Finance Act 1996, the chargeable gains legislation and the legislation applicable to foreign exchange gains and losses contained in the Finance Act 1993.

In a Consultation Document issued by the Inland revenue on 26th July, 2001 (followed on 19th December, 2001 with a technical Note and draft legislation), it is proposed that exchange gains and losses on debts which are loan relationships shall be included in the profits, gains or losses from the loan relationships which are taxable or relievable under the legislation in the Finance Act 1996. The new regime is intended to take effect for accounting periods beginning on or after 1st October, 2002.

Noteholders who are individuals or trustees and who are resident or ordinarily resident in the United Kingdom or who carry on a trade in the United Kingdom through a branch or agency to which the Notes are attributable may be subject to United Kingdom income or capital gains tax on their holding, disposal or redemption of Notes. The nature of the tax charge will depend on the terms of the Note in question and the particular circumstances of the relevant Noteholder. In particular such Noteholders should have regard to, among other matters, the chargeable gains legislation, the "accrued income scheme" and the "relevant discounted securities" legislation.

SUBSCRIPTION AND SALE

The Dealers have, in a programme agreement (the "***Programme Agreement***") dated 3rd May, 2002, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "*Form of the Notes*" and "*Terms and Conditions of the Notes*". In the Programme Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith. The Programme Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain limited circumstances prior to payment for such Notes being made to the Issuer.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the "***FSMA***") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(ii) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(iii) in relation to any Notes which must be redeemed before the first anniversary of the date of their issue, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(iv) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(v) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "***Securities and Exchange Law***") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Information Memorandum and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer, the Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.

GENERAL INFORMATION

Authorisation

The establishment of the Programme and the issue of Notes have been duly authorised by resolutions of the Board of Directors of the Issuer dated 24th April, 2002.

Listing of Notes

The listing of Notes on the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or before 3rd May, 2002.

Reliance by the Trustee

The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors or any other expert or any other person in accordance with the provisions of the Conditions of the Notes or the Trust Deed whether or not addressed to the Trustee and whether or not any such certificate or report or engagement letter or other document entered into by the Trustee and the Auditors or any such other expert or other person in connection therewith contains any limit on the liabilities (whether monetary or otherwise) of the Auditors or any such other expert or other person.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available from the registered office of the Issuer and from the specified office of the Paying Agent for the time being in London:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the consolidated audited financial statements of the Issuer in respect of the financial year ended 30th September, 2001;

(iii) the most recently published audited annual financial statements of the Issuer and the most recently published unaudited interim financial statements (if any) of the Issuer;

(iv) the Programme Agreement, the Trust Deed, the Agency Agreement and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(v) a copy of this Information Memorandum;

(vi) any future information memoranda, prospectuses, offering circulars and supplements including Pricing Supplements (save that, a Pricing Supplement relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Issuer and the relevant Paying Agent as to its holding of such Note and as to its identity) to this Information Memorandum and any other documents incorporated herein or therein by reference;

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document); and

(viii) the consolidated annual report and accounts of the Former Compass Group for each of the two financial years ended 30th September, 2000 and 30th September, 1999 respectively.

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Pricing Supplement.

Significant or Material Change

Save as disclosed in this Information Memorandum, there has been no significant change in the financial or trading position of the Group since 30th September, 2001 and there has been no material adverse change in the financial position or prospects of the Group since 30th September, 2001.

Litigation

Neither the Issuer nor any other member of the Group is or has been involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position of the Issuer or the Group.

Auditors

The auditors of the Issuer are Deloitte & Touche, chartered accountants, Hill House, 1 Little New Street, London EC4A 3TR who have audited the Issuer's accounts, without qualification, in accordance with generally accepted auditing standards in the United Kingdom for the financial year ended on 30th September, 2001.

THE ISSUER

Compass Group PLC
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA

ARRANGER

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Banc of America Securities Limited
1 Alie Street
London E1 8DE

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

HSBC Bank plc
Thames Exchange
10 Queen Street Place
London EC4R 1BQ

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB

TRUSTEE

Citicorp Trustee Company Limited
3rd Floor
Cottons Centre
Hay's Lane
London SE1 2QT

ISSUING AND PRINCIPAL PAYING AGENT

JPMorgan Chase Bank
Trinity Tower
9 Thomas More Street
London E1W 1YT

PAYING AGENT

J.P. Morgan
Bank Luxembourg S.A.
5 Rue Plaetis
L-2338 Luxembourg

AUTHORISED ADVISER

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB

LEGAL ADVISERS

To the Dealers and the Trustee
Allen & Overy
One New Change
London EC4M 9QQ

To the Issuer
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

AUDITORS

Deloitte & Touche
Hill House
1 Little New Street
London EC4A 3TR

Printed in England – 56549
PAGE BROS

82-5161

COMPASS
GROUP

Tel: 01932 573159
Fax: 01932 569957
E-mail andrew.derham@compasss-group.co.uk

Fax No: 020 7588 6057

4 February 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 651867

Dear Sir

Compass Group PLC – Commitment Share Plan

Compass Group PLC (the "Company") announces that on 1 February 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the "Trust"), subscribed for 677,130 ordinary shares in the Company (the "Shares").

The Shares were subscribed at 510.00p per Share, being the middle market quotation of a Share on 30 January 2002. Following this acquisition, the Trustee distributed all these shares to satisfy participants' entitlement under the Compass Group Commitment Share Plan.

Following the distribution of these shares, no shares are held by the Trustee.

Yours faithfully

Andrew V Derham
Deputy Company Secretary

82-5161

Full Text Announcement

Company	Dept Trade & Industry
TIDM	
Headline	Stmnt re Compass/Restorama
Released	14:33 6 Feb 2002
Number	0701R

RNS Number:0701R
Dept Trade & Industry
6 February 2002

PROPOSED ACQUISITION BY COMPASS OF RESTORMAMA, RAIL GOURMET AND GOURMET NOVA.

Competition Minister Melanie Johnson has asked the European Commission to refer part of a proposed merger of companies providing foodservices to the UK competition authorities.

The merger - which would result in the acquisition of Restorama AG, Rail Gourmet Holding AG and part of the business of Gormet Nova by Compass Group PLC - is currently being considered by the European Commission under EC Merger Regulation.

Melanie Johnson said:

'The Director General of Fair Trading has advised that the proposed merger appears to raise competition concerns in the UK in relation to the provision of on-train foodservices which warrant further investigation. I agree and am therefore requesting the European Commission to refer this aspect of the case to the UK.'

If the Commission refers this aspect of the merger to the UK authorities, it will be considered under the merger provisions of the Fair Trading Act.

NOTES FOR EDITORS

1. Rail Gourmet Holding AG, Restorama AG, Gourmet Nova Finland OY and the Manchester Airport (Sungate) business of Gourmet Nova UK (together 'RGR business') are a group of companies, which constitute part of the foodservice concerns of SAirlines (ultimately owned by SAirgroup ('Swissair')).

2. The proposed concentration between Compass and RGR Business was notified to the European Commission on 14th January 2002 under the terms of the EC Merger Regulation (Council Regulation 4064/89 as amended). In accordance with Article 19 of the Regulation, the UK received a copy of the notification on 16th January 2002.

2: Under Article 9(2)(a) of the EC Merger Regulation a Member State may inform the European Commission that a merger threatens to create or strengthen a dominant position as a result of which effective competition will be significantly impeded on a market within that Member

State which presents all the characteristics of a distinct market.

3. If the Commission agrees with the Member State's assessment it can either:

(a) deal with the case itself in order to restore effective competition on the market concerned; or
(b) refer the whole or part of the case to the Member State in question with a view to the application of the Member State's competition law.

4. The UK has previously made twelve Article 9 requests to the Commission for a case to be referred to the UK authorities. These requests were in the cases of Cargill/Cerestar (2001), Govia /Connex South Central (2001), C3d/ Rhone Capital /Go Ahead (2000), Interbrew SA/Bass Holdings Ltd (2000), Nabisco Group Holdings Corp/United Biscuits (Holdings) plc/Horizon Biscuit Company Ltd (2000), Hanson plc/Pioneer International Ltd (2000), Anglo American plc/Tarmac plc (1999), Exxon Corporation/Mobil Corporation (1999), Electricit de France/London Electricity plc (1999), Redland plc/Lafarge SA (1997), GEHE/Lloyds (1996), Tarmac/Steetley (1992).

END

Close

‹ Back / Next ›

82-5161

COMPASS
GROUP

Tel: 01932 573159
Fax: 01932 569957
E-mail andrew.derham@compasss-group.co.uk

Fax No: 020 7588 6057

12 February 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 299789

Dear Sir

Compass Group PLC – Commitment Share Plan

Compass Group PLC (the "Company") announces that on 11 February 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the "Trust"), subscribed for 1,801,131 ordinary shares in the Company (the "Shares").

The Shares were subscribed at 502.50p per Share, being the middle market quotation of a Share on 7 February 2002. Following this acquisition, the Trustee distributed all these shares to satisfy participants' entitlement under the Compass Group Commitment Share Plan.

Following the distribution of these shares, no shares are held by the Trustee.

Yours faithfully

Andrew V. Derham.

Andrew V Derham
Deputy Company Secretary

82-5161

COMPASS
GROUP

Tel: 01932 573159
Fax: 01932 569957
E-mail andrew.derham@compasss-group.co.uk

Fax No: 020 7588 6057

14 February 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 909327

Dear Sir

Compass Group PLC – Savings-Related Share Option Scheme

Compass Group PLC (the "Company") announces that on 14 February 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the "Trust"), subscribed for 344,266 ordinary shares in the Company (the "Shares").

The Shares were subscribed at 485.50p per Share, being the middle market quotation of a Share on 12 February 2002. Following this acquisition, the Trustee distributed all these shares to satisfy participants' entitlement under an offer made by the Company to employees at the time of the Granada Compass merger, whereby employees who exercised non-maturing sharesave options at that time would receive an additional allocation of shares after 27 January 2002.

Following the distribution of these shares, no shares are held by the Trustee.

Yours faithfully

Andrew V Derham
Deputy Company Secretary

82-5161

COMPASS
GROUP

Tel: 01932 573159
Fax: 01932 569957
E-mail andrew.derham@compasss-group.co.uk

18 February 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 891223

Dear Sir

Compass Group PLC Annual General Meeting – Special Business

In accordance with Rule 9.31(b) of the Listing Rules, please find enclosed two copies of the Resolutions passed by shareholders at the first Annual General Meeting of the Company held on Friday 15 February 2002.

Please confirm safe receipt and announcement of this notification.

Yours faithfully

Andrew V. Derham.

Andrew V Derham
Deputy Company Secretary

Compass Group PLC

UK Listing Authority Rule 9.31(b)

Set out below are the Resolutions passed as special business by the members of Compass Group PLC (the "Company") at the first Annual General Meeting of the Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 15 February 2002.

Ordinary Resolution Numbered 7
"That the directors be and are hereby generally and unconditionally authorised, pursuant to and for the purposes of section 80 of the Companies Act 1985, to allot relevant securities (as defined therein), but so that:

(i) the maximum aggregate nominal amount of such securities that may be allotted pursuant to this authority is £73.9 million consisting of 739 million ordinary shares of 10 pence each;

(ii) this authority shall replace all other authorities to allot relevant securities granted to the directors; and

(iii) this authority shall (unless previously renewed, varied or revoked by the Company in general meeting) expire at the conclusion of the Annual General Meeting of the Company to be held in 2007 or 14 February 2007 if earlier; and the Company may pursuant to this authority make any offer or agreement before the expiry of this authority which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired."

Special Resolution Numbered 8
"That, subject to the passing of Resolution number 7 above, the directors be and are hereby generally empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities within the meaning of section 94(2) of that Act for cash pursuant to the authority contained in Resolution 7 above as if section 89(1) of that Act did not apply to any such allotment provided that this power shall be limited to:

(i) the allotment of equity securities in connection with an issue to holders of ordinary shares of 10 pence each in the capital of the Company in proportion (as nearly as maybe) to their existing holdings of such ordinary shares but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal amount of £11 million consisting of 110 million ordinary shares of 10 pence each in the capital of the Company; and further provided that this power shall expire at the conclusion of the next Annual General Meeting of the Company or 14 May 2003 if earlier, save that the Company may make any offer or agreement before the expiry of this power which would or might require equity securities to be allotted after such expiry date and the directors may allot equity securities in pursuance of any such offer or agreement as if the power had not expired."

Special Resolution Numbered 9

"That the directors be and are hereby generally and unconditionally authorised, pursuant to Article 45 of the Company's Articles of Association and in accordance with section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of that Act) of any of the Company's ordinary shares subject to the following conditions:

(i) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 221,888,000 representing 10 per cent of the Company's issued ordinay share capital as at 11 December 2001;

(ii) the maximum price which may be paid for each ordinary share is 10 pence;

(iii) the maximum price (exclusive of expenses) which may be paid for each ordinary share shall not be more than 5% above the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made;

(iv) unless previously varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 18 months from the date of passing of this Resolution, whichever is the earlier; and

(v) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts."

Ordinary Resolution Numbered 10

"That the directors be and are hereby authorised to adopt the Compass Group PLC Management Share Option Plan a summary of which is set out in the Directors' Report on page 31 and the draft Rules of which have been produced to this Meeting and initialled by the Chairman for the purposes of identification, subject to such amendments thereto as may appear to the directors to be necessary or desirable."

82-5161

COMPASS
GROUP

Fax No. 020 7588 6057

25 February 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 933371

Dear Sir

Compass Group PLC wishes to notify the following changes in Directors' interests in ordinary shares in the Company ("Shares").

1. Long Term Incentive Plan Awards

Under the Compass Group PLC Long Term Incentive Plan, participants may become entitled to Shares if the Company satisfies a stringent performance target.

On 25 February 2002, awards were made under the Long Term Incentive Plan to the executive directors set out below. The number of Shares referred to is the maximum available if the performance target, which relates to a three year period ending on 30 September 2004, is satisfied in full.

Name	Shares under conditional award
Francis H Mackay	134,350
Michael J Bailey	134,350
Andrew P Lynch	71,130
Alain F Dupuis	59,275

2. Long Term Incentive Plan maturity

The following Directors' rights in respect of awards made under the Compass Group PLC Long Term Incentive Plan (which were granted for nil consideration) have matured. These Directors have obtained an interest in Shares as described below.

Compass Group PLC
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA.
Telephone 01932 573000 Facsimile 01932 569956
Registered number 4083914 Registered in England VAT number 466/4777/01

COMPASS
GROUP

Name	Number of Shares	Date
Francis H Mackay	858,020*	25 February 2002
Michael J Bailey	581,959*	25 February 2002
Andrew P Lynch	271,231*	25 February 2002
Alain F Dupuis	283,115	22 February 2002

*In the case of Messrs Mackay, Bailey and Lynch, the interest has been acquired, and is held, by family trusts in which they have a beneficial interest.

3. Commitment Plan maturity

The following Directors' rights in respect of awards made in 2000 under the Compass Group PLC Commitment Plan (which were granted for nil consideration) have matured. These Directors have obtained an interest in Shares as described below.

Name	Number of Shares	Date
Francis H Mackay	751,939*	25 February 2002
Michael J Bailey	856,556*	25 February 2002
Andrew P Lynch	381,271*	25 February 2002
Alain F Dupuis	370,096	22 February 2002

*In the case of Messrs Mackay, Bailey and Lynch, the interest has been acquired, and is held, by family trusts in which they have a beneficial interest.

4. Sharesave Bonus Share Issue

The following Directors' rights under an arrangement available to all eligible employees who exercised non-maturing saving-related share options during the Granada Compass merger period (which were granted for nil consideration) have matured, and these Directors have obtained an interest in Shares as described below.

Name	Number of Shares	Date
Francis H Mackay	1,568	22 February 2002
Andrew P Lynch	928	22 February 2002

COMPASS GROUP

5. **Resultant interests**

As a result, on 25 February 2002, the Directors are beneficially interested in Shares as shown below:

Name	Number of Shares	Percentage of issued share capital
Francis H Mackay	2,944,102	0.1322%
Michael J Bailey	1,889,665	0.0848%
Andrew P Lynch	682,056	0.0306%
Alain F Dupuis	886,219	0.0398%

Yours faithfully

Ronald M Morley
Secretary

82-5161

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	Dept Trade & Industry
TIDM	
Headline	Stmt re Compass Grp/Restorama
Released	15:50 26 Feb 2002
Number	0595S

RNS Number:0595S
Dept Trade & Industry
26 February 2002

PRESS RELEASE

COMPASS BID FOR RESTORAMA, RAIL GOURMET AND GOURMET NOVA REFERRED TO THE UK

Competition Minister Melanie Johnson today welcomed the European Commission's decision to refer part of a proposed merger of companies providing foodservices to the UK competition authorities.

The merger would result in the acquisition of Restorama AG, Rail Gourmet Holding AG and part of the business of Gormet Nova by Compass Group PLC.

It has been referred to the UK competition authorities under Article 9 of the EC Merger Regulation.

Melanie Johnson said:

"I am pleased that the Commission has agreed with our request to refer this case to the UK authorities.

"This proposed merger appears to raise competition concerns in relation to on-train foodservices in the UK. These concerns can now be looked at in more detail."

The case will now be considered under the merger provisions of the Fair Trading Act. The EC Merger Regulation requires the consideration of the case to be completed within four months.

NOTES FOR EDITORS

1. Rail Gourmet Holding AG, Restorama AG, Gourmet Nova Finland OY and the Manchester Airport (Sungate) business of Gourmet Nova UK (together 'RGR business') are a group of companies, which constitute part of the foodservice concerns of SAirlines (ultimately owned by SAirgroup ('Swissair')).

2. The proposed concentration between Compass and RGR Business was notified to the European Commission on 14th January 2002 under the terms of the EC Merger Regulation (Council Regulation 4064/89 as amended). In accordance with Article 19 of the Regulation, the UK received a copy of the notification on 16th January 2002.

3.. Under Article 9(2)(a) of the EC Merger Regulation a Member State may inform the European Commission that a

merger threatens to create or strengthen a dominant position as a result of which effective competition will be significantly impeded on a market within that Member State which presents all the characteristics of a distinct market.

4. The Commission has decided to refer the case to the UK insofar as it relates to the market in the UK for on-train foodservices. On referral of a case to a Member State, the Member State has four months to publish any report on the merger or to announce its findings.

5. The UK has previously made twelve Article 9 requests to the Commission for a case to be referred to the UK authorities. These requests were in the cases of Cargill/Cerestar (2001), Govia /Connex South Central (2001), C3d/ Rhone Capital /Go Ahead (2000), Interbrew SA/Bass Holdings Ltd (2000), Nabisco Group Holdings Corp/United Biscuits (Holdings) plc/Horizon Biscuit Company Ltd (2000), Hanson plc/Pioneer International Ltd (2000), Anglo American plc/Tarmac plc (1999), Exxon Corporation/Mobil Corporation (1999), Electricite de France/London Electricity plc (1999), Redland plc/Lafarge SA (1997), GEHE/Lloyds (1996), Tarmac/Steetley (1992).

END

82-5161

COMPASS
GROUP

Fax No. 020 7588 6057

4 March 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 288514

Dear Sir

Compass Group PLC (the ***Company***) announces that on 1 March 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the ***Trust***), subscribed for 232,436 ordinary shares in the Company (***Shares***).

The Shares were subscribed at 498.5p per Share,being the middle market quotation of a Share on 27 February 2002. Following this acquisition, the Trustee distributed all these shares to satisfy participants' entitlement under the Compass Group Commitment Share Plan (the ***Commitment Plan***).

Following the distribution of these shares, no shares are held by the Trustee.

Yours faithfully

Ronald M Morley
Secretary

SEAnnjan05.DOC/3+

Compass Group PLC
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA.
Telephone 01932 573000 Facsimile 01932 569956
Registered number 4083914 Registered in England VAT number 466/4777/01

82-5161

Close

RNS | The company news service from the London Stock Exchange

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	Office of Fair Trading
TIDM	
Headline	Mergers Update
Released	15:00 6 Mar 2002
Number	5043S

RNS Number:5043S
Office of Fair Trading
6 March 2002

"INVITATION TO COMMENT"

The proposed acquisition by Compass Group PLC of Rail Gourmet UK

The Director General of Fair Trading is considering whether the above acquisition qualifies for investigation under the merger provisions of the Fair Trading Act 1973. Should it be found to qualify, the Director General will consider it further with a view to advising the Secretary of State for Trade and Industry under section 76(1) of the Act as to whether or not the merger should be referred to the Competition Commission for investigation and report.

Please send written representations about any competition or public interest implications to:

Ms Angela Pickett
Office Of Fair Trading
1st Floor
1 Poultry
London EC2R 8JR

FAX: 020-7211-8916

to arrive by 13 March 2002.

END

Close

‹ Back / Next ›

82-5161

Close

RNS | The company news service from the London Stock Exchange

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	Compass Group PLC
TIDM	CPG
Headline	Statement re Early Redemption
Released	16:36 7 Mar 2002
Number	6087S

7 March 2002

COMPASS GROUP PLC
Early redemption of £200 million
10 per cent. First Mortgage Debenture Stock 2018 (the "Stock")

Compass Group PLC ("Compass Group"), the world's largest foodservice company, announces that at a meeting of holders of the Stock (the "Stockholders") held today, the resolution (the "Proposal") to approve the early redemption of the Stock, as set out in the Notice of Meeting contained in the circular to Stockholders dated 12th February, 2002 was duly passed by an overwhelming majority.

The register for the Stock was closed on 5th March, 2002 and it is expected that the Stock will be redeemed on 14th March, 2002 (the "Redemption Date"). It is anticipated that cheques in respect of the redemption proceeds, together with accrued interest up to and including the Redemption Date, will be despatched to holders on 14th March, 2002.

In order to receive their entitlement under the Proposal, Stockholders need take no action in relation to their Stock certificates, which will automatically cease to be valid after the Redemption Date and should be destroyed following receipt of the redemption proceeds.

Ends

Note:
Compass Group is the world's largest foodservice company employing over 300,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

END

Close

‹ Back / Next ›

82-5161

COMPASS
GROUP

Fax No. 020 7588 6057

22 March 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 428276

Dear Sir

Compass Group PLC (the ***Company***) announces that on 22 March 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the ***Trust***), subscribed for 42,546 ordinary shares in the Company (***Shares***).

The Shares were subscribed at 476.5p per Share, being the middle market quotation of a Share on 20 March 2002. Following this acquisition, the Trustee distributed 38,675 shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the ***Commitment Plan***) and 3,871 shares to satisfy entitlements under an offer made by the Company to employees at the time of the Granada Compass Merger, whereby employees who exercised non-maturing sharesave options at that time would receive an additional allocation of shares after 27 January 2002.

Following the distribution of these shares, no shares are held by the Trustee.

Yours faithfully

Ronald M Morley
Secretary

Compass Group PLC
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA.
Telephone 01932 573000 Facsimile 01932 569956
Registered number 4083914 Registered in England VAT number 466/4777/01

82-5161

Close

RNS | The company news service from the London Stock Exchange

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	Dept Trade & Industry
TIDM	
Headline	Stmnt re Compass Group PLC
Released	11:00 26 Mar 2002
Number	5837T

RNS Number:5837T
Dept Trade & Industry
26 March 2002

MELANIE JOHNSON REFERS COMPASS GROUP'S ACQUISITION OF RAIL GOURMET HOLDING AG, RESTORAMA AG, AND GOURMET NOVA

The proposed acquisition by Compass Group PLC of Rail Gourmet Holding AG, Restorama AG, and Gourmet Nova was referred to the Competition Commission (CC) today by Competition Minister, Melanie Johnson. Her decision was in accordance with the advice of the Director General of Fair Trading (DGFT).

Miss Johnson said:

"The DGFT has advised me that this proposed acquisition raises competition concerns in the market for on-train food services in the UK.

"The acquisition appears to eliminate a main competitor of Compass, leading to an extremely high market share in the on-train food market.

"I have carefully considered the DGFT's advice and accept his conclusions. I am therefore referring the proposed merger to the Competition Commission so that it can be fully investigated."

The DGFT has advised that this acquisition would give the merged parties a combined market share of 90.9%. In addition, the combined parties would provide the majority of food both at train stations and on trains, which could restrict passenger choice.

The decision to make a reference does not in any way prejudge the question of whether or not the proposed merger would be against the public interest. It is for the CC to report on this after investigation.

The CC will report by 17 June 2002.

Notes for Editors

1. The Fair Trading Act 1973 empowers the Secretary of State to refer to the Competition Commission actual or proposed mergers which create or increase a market share of 25% of the supply of particular goods or services in the UK or a substantial part of the UK, or involve the transfer of assets exceeding £70 million.

2. On 26 February 2002, the European Commission referred part of the above acquisition - on-train food services in the UK - to the UK competition authorities under Article 9 of the EC Merger Regulation (ECMR). The EC has since cleared the remainder of the transaction. Article 9 (6) of the ECMR imposes a four-month deadline from the EC's referral of a Member State's competent authorities to publish any report or announce their findings on examination of the concentration in question. Under Article 7 of the Implementing Regulation (Regulation 47/98/EC), that period will expire on 8 July 2002.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

‹ Back / Next ›

82-5161

COMPASS
GROUP

Fax No. 020 7588 6057

26 March 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 107983

Dear Sir

Compass Group PLC wishes to notify the following change in Directors' interests in ordinary shares in the Company ("Shares").

Annual Bonus satisfied partly in Shares

Michael J Bailey, the Chief Executive of the Company, on 25 March 2002 acquired an interest in 81,212 Shares in connection with his annual bonus for the financial year ended 30 September 2001.

Yours faithfully

Ronald M Morley
Secretary

Compass Group PLC
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA.
Telephone 01932 573000 Facsimile 01932 569956
Registered number 4083914 Registered in England VAT number 466/4777/01

82-5161

COMPASS
GROUP

Fax No. 020 7588 6057

2 April 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 632473

Dear Sir

Compass Group PLC (the ***Company***) announces that on 28 March 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the ***Trust***), subscribed for 62,462 ordinary shares in the Company (***Shares***).

The Shares were subscribed at 469.75p per Share, being the middle market quotation of a Share on 27 March 2002. Following this acquisition, the Trustee distributed all these shares to satisfy participants' entitlement under the Compass Group Commitment Share Plan (the ***Commitment Plan***).

Following the distribution of these shares, no shares are held by the Trustee.

Yours faithfully

Ronald M Morley
Secretary

Compass Group PLC
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA.
Telephone 01932 573000 Facsimile 01932 569956
Registered number 4083914 Registered in England VAT number 466/4777/01

82-5161

Close

RNS | The company news service from the London Stock Exchange

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	Competition Commission
TIDM	
Headline	Merger Update
Released	07:00 1 May 2002
Number	3315V

28/02 1 May 2002

INQUIRY INTO THE ACQUISITION OF RAIL GOURMET HOLDING AG, RESTORAMA AG, GOURMET NOVA BY COMPASS GROUP PLC

Statement of Issues and Hypothetical Remedies

The Competition Commission (the Commission) has sent an issues letter, which also lists some hypothetical remedies, to Compass Group PLC (Compass).

Such letters are always sent to the main parties in a merger inquiry, before the Commission has reached any conclusions. They are designed to highlight the matters which have been identified by the Commission for further consideration. This statement is being made public now to give interested parties an opportunity to bring to the Commission's attention, in the next two weeks, any further points that they wish to see raised. The Commission has reached no conclusions about whether any matter operates or might be expected to operate against the public interest, and if so, what remedies might be appropriate. It will not do so until after it has discussed these issues with Compass.

The issues the Commission is likely to consider are:

1. The appropriate definition of the economic markets affected by the acquisition by Compass of Rail Gourmet Holding AG, Restorama AG and Gourmet Nova's operations in the United Kingdom ("RGUK") in so far as they relate to the supply of on-train food services, in particular:

- whether there is a distinct market for United Kingdom on-train food services, and if so, whether it can be further broken down between logistics and on-board service;
- whether, in terms of services provided, geographical definition, clients and customers, or otherwise, there is a single market for United Kingdom on-train food services, or several distinct markets, or whether they are part of a larger market;
- whether the market for United Kingdom on-train food services essentially consists of a bidding market for a series of contracts let by the train operating companies ("TOCs");
- how the operation of the franchise system affects the bidding market as regards frequency of bidding, the nature of the contract, and the requirements of the regulator;
- the extent to which there is scope for substitution from food services provided to travellers on railway stations and the extent of competition between on-station outlets;
- the extent to which the tender processes with the TOCs are competitive, whether there are sufficient credible bidders in the processes, or whether the TOCs are capable of providing services "in-house".

2. Whether the acquisition is likely to impede competition in the relevant markets identified in the United Kingdom, and, in particular:

- whether any features of the market, such as the contractual framework set by the TOCs, act to restrict competition;
- whether there are significant barriers to entry to, or expansion in, the relevant market (or any sub-division of the market identified);
- whether there are any factors which discourage many general providers of food services from entering the market;
- whether access to necessary infrastructure will be reduced for potential competitors as a result of the acquisition of

RGUK by Compass;

- whether there is any specific expertise and experience required which would not be available to a competitor as a result of the acquisition of RGUK by Compass;
- whether there are any staffing issues that would discourage any competitors or potential competitors;
- whether more than a single contract for the supply of on-train food services with a TOC is required to make entry into the market cost effective;
- whether Compass would have continued to be interested in this market, and bid for any future TOC contracts, if the acquisition of RGUK had not taken place;
- whether there remain any potential competitors for the TOC contracts, and whether they are likely to find it less attractive to bid for such contracts in the future;
- whether the acquisition of RGUK by Compass will enable either RGUK or Compass to exert greater market power when bidding for any future contracts with the TOCs;
- what strategy Compass/RGUK has in relation to the supply of on-train food services;
- whether Compass/RGUK envisages the possibility of operating a branded on-train service instead of merely acting as a logistics supplier;
- whether Compass sees the acquisition of RGUK specifically as an opportunity to make profits through developing these services in the United Kingdom, or simply as part of the package taken on with the European businesses acquired from the Swissair group;
- how Compass/RGUK expects to use any synergies arising from the combination of the two businesses;
- whether changes are envisaged in the contractual relationships with TOCs, which might affect any profits or losses experienced by TOCs in providing food on trains, and prices charged to travellers;
- what are the competitive constraints that would discourage Compass/RGUK from seeking to increase their profit margins when negotiating TOC contracts, where the extra costs is passed on to rail travellers;
- what competitive constraints are there are on Compass/RGUK which would discourage them from seeking to use their combined share of supply on-train food and food at stations to increase prices and/or reduce quality;
- what are the short and long term effects that this acquisition is likely to have on the price and quality of on-train food services.

3. Whether there are likely to be benefits to the public interest or any benefits for competition as a result of the acquisition by Compass of RGUK and if so:

- what are they likely to be;

- to whom will they accrue.

4. In the event that the Commission were to find that the acquisition of RGUK by Compass operates or may be expected to operate against the public interest, it would consider what remedies, behavioural or structural, would be appropriate to safeguard or restore effective competition in the market concerned. These might include:

- a complete divestment of RGUK;
- a divestment of part of the combined Compass / RGUK;
- withdrawal from one or more of RGUK's current contracts with TOCs;
- withdrawal from an existing Compass' contract.
- an undertaking not to bid for one or more future contracts tendered or re-tendered by TOCs (or accept the offer of their renewal);
- an undertaking to seek prior clearance from the OFT before bidding for such future contracts;
- an undertaking to reduce Compass' share of station food service concessions
- an undertaking not to increase Compass' share of station food service concessions from its current level;
- an undertaking relating to fees charged to TOCs;
- any other remedies.

Notes to Editors

1. The reference was made by the Secretary of State for Trade and Industry, under the Fair Trading Act 1973, on 26 March 2002 (see DTI press release P/2002/190).
2. No conclusion will be reached about whether any matters operate or may be expected to operate against the public interest until the Commission submits its report to the Secretary of State on 17 June 2002.

3. This inquiry is being undertaken by a group of four Commission members and is led by Denise Kingsmill, one of the Commission's two deputy chairmen. The other members are Christopher Smallwood, formerly Chief Economist at TSB Group and Economics Editor of the Sunday Times, Robert Turgoose, a corporate finance partner in PricewaterhouseCoopers, and Professor Stephen Wilks, Deputy Vice Chancellor and Professor of Politics at the University of Exeter.
4. Further information can be obtained from the Commission's website at www.competition-commission.org.uk/inquiries/compass.htm
5. Enquiries should be directed to: Francis Royle, Press Officer (020 7271 0242)

END

Close

‹ Back / Next ›

Full Text Announcement

Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Statement re Bond Mandate
Released	09:00 25 Apr 2002
Number	PRNUK-2404

25 April 2002

Compass Group PLC

Bond Mandate

Compass Group PLC announces it has mandated ABN AMRO, Royal Bank of Scotland and Schroder Salomon Smith Barney as joint bookrunners for an inaugural Euro benchmark bond issue and Barclays Capital, Royal Bank of Scotland and Schroder Salomon Smith Barney as joint bookrunners for a Sterling bond issue.

Compass Group is rated Baa1/BBB+ (both with stable outlook) by Moody's and Standard and Poor's. The transactions will be launched, subject to market conditions following an investor roadshow.

Proceeds will be used to refinance existing bank debt.

Ends

Enquiries

Tim Grey / Simon Sporborg, Brunswick 020 7404 5959

Notes to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £9bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com

END

82-5161

Close

RNS | The company news service from the London Stock Exchange

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	Office of Fair Trading
TIDM	
Headline	Merger Update
Released	13:32 1 May 2002
Number	3740V

RNS Number:3740V
Office of Fair Trading
1 May 2002

Report under Section 125(4) of the Fair Trading Act 1973 (the Act)of the Director General's advice dated 19 March 2002 to the Secretary of State for Trade and Industry under Section 76 of the Act.

The Director General has published his advice on the proposed acquisition by Compass Group plc of certain assets of Rail Gourmet Holding AG namely its UK on-train food services business which was referred by the Secretary of State to the Competition Commission on 26 March 2002. This advice can be found on the Office of Fair Trading's website at www.oft.gov.uk and will also appear in the Office's Weekly Gazette and Competition Bulletin.

END

Close

‹ Back / Next ›

82-5161

COMPASS
GROUP

Fax No. 020 7588 6057

1 May 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 044673

Dear Sir

Compass Group PLC (the ***Company***) announces that on 30 April 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the ***Trust***), subscribed for 3,251 ordinary shares in the Company (***Shares***).

The Shares were subscribed at 445.25p per Share, being the middle market quotation of a Share on 26 April 2002. Following this acquisition, the Trustee distributed all the Shares to satisfy entitlements under an offer made by the Company to employees at the time of the Granada Compass Merger, whereby employees who exercised non-maturing sharesave options at that time would receive an additional allocation of Shares after 27 January 2002.

Following the distribution of these shares, no shares are held by the Trustee.

Yours faithfully

Ronald M Morley
Secretary

Compass Group PLC
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA.
Telephone 01932 573000 Facsimile 01932 569956
Registered number 4083914 Registered in England VAT number 466/4777/01

82-5161

Close

Full Text Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Listing Particulars
Released	09:00 7 May 2002
Number	5233V

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 07th May 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	£2,000,000,00 Euro Medium Term Note Programme
ISSUER:	Compass Group Plc
INCORPORATED IN:	England and Wales
AUTHORISED ADVISOR:	Salomon Brothers International Limited Citigroup Centre 33 Canada Square London E14 5LB
INCORPORATED IN:	

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this for

Compass Group Plc
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA

JPMorgan Chase Bank
Trinity Tower
9 Thomas More Street
London E1W 1YT

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service
25 The North Colonnade, London E14 5HS.

END

82-5161

RNS | The company news service from the London Stock Exchange

RNS Home Page Close

Full Text Announcement

‹ Back Next › Other Announcements from this Company ▾ Send to a Friend

Company	Countryside Properties PLC
TIDM	CYD
Headline	Development Letting
Released	11:33 23 May 2002
Number	3273W

For immediate release **23 May 2002**

COUNTRYSIDE PROPERTIES PLC

Office Development pre-let within Chertsey mixed-use scheme

Countryside Properties PLC, the developer of sustainable mixed-use and mixed-tenure projects, has pre-let its new 4,409.2 sq. m. (47,461 sq. ft.) Aymer House office development in Chertsey, Surrey to Compass Group PLC. The site, which is being developed with US developer, Liberty Property Trust, is one of the most significant pre-lettings to be achieved so far this year in the M25 office market.

Compass Group, the world's largest food service company, has taken a pre-letting of the building on a new 20 year lease. Aymer House is due for completion in August this year and will become Compass Group's Corporate office.

The £20 million Aymer House building is the penultimate phase of 'The Chertsey Opportunity', a £70m joint initiative by Countryside Properties PLC and Runnymede Borough Council which is transforming the central area of Chertsey, close to the railway station, into a new central business and residential district. All four previous office phases totalling 108,000 sq ft were also pre-let prior to completion. The final phase, for which a planning application will be submitted shortly, will provide a mixed-use, residential led development, together with retail and restaurant accommodation around a new town square.

Graham Cherry, Chief Executive, Countryside Properties, commented: "We are delighted that Compass has chosen a Countryside development as their Corporate headquarters, confirming the exacting quality we aim to achieve in all of our commercial schemes. This development underlines the continued success of our programme of limited risk commercial projects, while the Chertsey Opportunity project as a whole illustrates our strengths in major mixed-use urban regeneration schemes."

- Ends -

For further information, please contact:

Countryside Properties PLC **01277 260 000**
Graham Cherry, Chief Executive
Guy Lambert, Corporate Communications Manager

Weber Shandwick Square Mile **020 7950 2800**
Nick Oborne, Louise Robson or Stephanie Smart

Notes to Editors

Countryside Properties PLC is one of the UK's leading residential and commercial property developers. It develops sustainable new mixed-use communities mainly through its urban regeneration activities. Countryside's operations are primarily in the South East, but it also has growing activities in the South West and North West of England and South Wales. Based in Brentwood, Essex, the Group is listed on the London Stock Exchange and was recently admitted to the FTSE4Good Index.

The Group has recently published its first Environmental, Social and Ethical Report and will report annually to ensure it remains at the forefront of the industry in this important area. Copies of the report are available to download at www.countryside-properties.com

END

Company website

Close

‹ Back Next ›

82-5161

COMPASS
GROUP

Direct Line: 01932 573159
Fax: 01932 569957
E-mail: andrew.derham@compass-group.co.uk

Fax No: 020 7588 6057

23 May 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 474045

Dear Sir

Compass Group PLC – Executive Share Option Plan (the "Option Plan")

Directors of Compass Group PLC (the "Company") were today granted for nil consideration options under the terms of the Company's Option Plan over ordinary shares of 10 pence each in the share capital of the Company set out below.

Name	Exercise price (pence)	Number of options granted	Normal exercise period (from/to)	Total number of options held following grant
Michael John Bailey	422	500,000	May 2005 - May 2012	3,937,419
Andrew Patrick Lynch	422	350,000	May 2005 - May 2012	1,995,896
Alain Francois Dupuis	422	300,000	May 2005 - May 2012	1,284,000

Yours faithfully

Andrew V Derham

Andrew V Derham
Deputy Company Secretary

82-5161

COMPASS
GROUP

Fax No. 020 7588 6057

24 May 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

AVS Number: 930862

Dear Sir

Compass Group PLC (the ***Company***) announces that on 23 May 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the ***Trust***), subscribed for 59,747 ordinary shares in the Company (***Shares***).

The Shares were subscribed at 422p per Share, being the middle market quotation of a Share on 22 March 2002. Following this acquisition, the Trustee distributed 57,242 shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the ***Commitment Plan***) and 2,505 shares to satisfy entitlements under an offer made by the Company to employees at the time of the Granada Compass Merger, whereby employees who exercised non-maturing sharesave options at that time would receive an additional allocation of shares after 27 January 2002.

Following the distribution of these shares, no shares are held by the Trustee.

Yours faithfully

Ronald M Morley
Secretary

Compass Group PLC
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA.
Telephone 01932 573000 Facsimile 01932 569956
Registered number 4083914 Registered in England VAT number 466/4777/01

82-5161



Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

22 January 2002

Compass Group PLC UPDATE ON OFFER FOR SEIYO FOOD SYSTEMS, INC. - 50.1% ACCEPTANCE CONDITION EXCEEDED

Offer Remains Open Until Close of Business in Japan on 29 January 2002

Compass Group is delighted to confirm that it has been advised that the total of the Compass Group, Saison Network Inc. and Seibu Department Stores, Ltd. shareholdings, and shares tendered under the offer represents 56.8% of the issued share capital of Seiyo - which is in excess of the 50.1% acceptance condition.

The offer will remain open for acceptances and withdrawals up to and including the close of business in Japan on Tuesday 29 January 2002.

ENDS
Enquiries:
Timothy Grey
Brunswick Group
Tel: 07974 982408
Simon Sporborg
Tel: 07974 972442

Notes to editors
1.
Compass Groupcash tender offer for Seiyo: On 11 December 2001, Compass Group PLC announced the launch of a cash tender offer to acquire all the issued share capital of Seiyo. Compass Group also entered into an agreement with Seiyo for Compass to subscribe for 27.5% of Seiyo's enlarged equity. Seiyo's two largest shareholders, Saison Network Inc. and Seibu Department Stores, Ltd., together representing 13.5% of the enlarged equity of Seiyo indicated their support for the offer. Compass has been informed by its tender offer agents, The Nomura Securities Co., Ltd. and Goldman Sachs (Japan) Ltd., that as of the close of business on 21 January 2002, ordinary shares representing 15.8% of the issued share capital of Seiyo have been tendered. The total of the Compass Group, Saison Network Inc. and Seibu Department Stores, Ltd. shareholdings, and shares tendered under the offer represents 56.8% of the issued share capital of Seiyo.<>BR 2.
Compass Group is the world's largest foodservice company employing over 300,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for clients including major employers, educational establishments,

hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

3.

Seiyo: Founded in 1947, Seiyo is based in Tokyo and manages 343 contract outlets for clients and operates 241 concession outlets throughout Japan. Seiyo has announced its intention to sell its CASA high street restaurants operating division.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails or by any means or instrumentality of interstate commerce of, or by any facilities of a national securities exchange of, the United States, nor will it be made in or into Canada or Australia. Accordingly, copies of this announcement and any offer documents are not being, and must not be mailed or otherwise distributed or sent in, into or from, the United States, Canada or Australia.

The contents of this press announcement have been approved by Goldman Sachs International solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000. Goldman Sachs International is acting for Compass Group PLC and for no-one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or the contents of this announcement. Goldman Sachs International can be contacted at Peterborough Court, 133 Fleet Street, London EC4A 2BB.

Back to Latest News Index

82-5161



Search

COMPASS GROUP

Latest News

28 January 2002

COMPASS GROUP PLC ANNOUNCES THREE IMPORTANT CONTRACT WINS IN FRANCE

Compass Group today announces three new significant contract wins for January 2002: Eurotunnel, Mutuelles du Mans and the European Parliament in Strasbourg, totalling more than 22.4m euros (£13.7m) in annual turnover.

EUROTUNNEL - The contract with Eurotunnel has been renewed with effect from 1st January 2002. The five-year contract generates 15.3m euros (£9.4m) in annual turnover, and has been extended to include foodservice and vending for Eurotunnel employees in the UK. The Company will continue to operate the shuttle foodservice for lorry drivers as well as club class car drivers, who will benefit from one of Compass Group's well-known brands, Upper Crust, in France and the UK. The Group will also be responsible for the Ashford Truck Stop providing dedicated facilities for lorry drivers.

MUTUELLES DU MANS - Eurest has been chosen by the Works Council of the Mutuelles du Mans insurance company to provide catering and restaurant services for the company in its head office in Le Mans. This new contract is expected to generate 3.7m euros (£2.2m) in annual turnover. The contract will include the creation of a new company restaurant catering for 650 meals per day. Eurest is also finalising a contract to rejuvenate a second restaurant, "Californie", which will serve 1,100 meals per day. It will also provide a catering service for hospitality events.

EUROPEAN PARLIAMENT OF STRASBOURG - Eurest has won a new contract for the catering services of the European Parliament in Strasbourg. This new five-year contract is expected to generate 3.4m euros (£2.1m) in annual turnover. Eurest will be offering the European Members of Parliament and their civil servants two separate restaurants with an independent self-service restaurant for their visitors, serving up to a total of 1,800 meals per day. They will also be running the hospitality suites for nine receptions rooms and operating four separate bars. A,p>ntoine Cau, Chairman and Chief Executive Western Europe, Compass Group, commented:

"I am delighted with these three significant wins all in different industries, demonstrating our versatility. The renewal and extension of the contract with Eurotunnel demonstrates their confidence in Compass Group's ability to continue to offer a high quality of service as well as a wide and innovative choice for Eurotunnel customers and

employees. We are also very pleased to announce the contract wins for Eurest. Our team's rapid and flexible response to the clients' needs, our expertise and above all our enthusiasm for the projects all ensured that Eurest was selected for these new contracts."

Enquiries

Brunswick Group - UK
Simon Sporborg
Tel: 07974 982 442

Brunswick Group - FRANCE
Caroline Roberts-West / Aurélia de Lapeyrouse
Tel: 00 33 1 53 96 83 83

Notes to Editors

1. Compass Group: Compass Group is the world's largest foodservice company employing over 300,000 people in over 90 countries and with annual revenues in excess of £9bn. (14.3bn euros) Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com.

2. Eurotunnel: Eurotunnel is the market leader for cross-Channel travel between the UK and continental Europe. Since the Channel Tunnel opened in 1994, Eurotunnel has captured 60% of the tourist market and 48% of the freight market.

Eurotunnel has a concession to operate the Channel Tunnel until 2086. In addition to managing the infrastructure, i.e. tunnels, terminals, and track, Eurotunnel also operates tourist (car and and accompanied freight shuttle services between Folkestone, UK and Coquelles, France. In 2000, 2.8 million cars, 80,000 coaches, and 1.1 million trucks travelled through the Channel Tunnel with Eurotunnel, along with 7.1 million passengers on Eurostar services from London to Paris, Lille, and Brussels, and 2.9 million tonnes of through rail freight.

Eurotunnel is a bi-national company with 3,600 French and UK staff.

3. Figures calculated at GBP / Euro conversion rate of 1.63 on 25 January 2002.

Back to Latest News Index

82-5161



Search

COMPASS GROUP

Latest News

30 January 2002

Compass Group PLC confirms acceptance of its offer for Seiyo Food Systems, Inc.

Compass Group is delighted to confirm the successful conclusion of its tender offer for Seiyo Food Systems, Inc. ("Seiyo") of Japan.

Compass Group has been informed by its tender offer agents, The Nomura Securities Co., Ltd. and Goldman Sachs (Japan) Ltd., that at the close of the offer, 57,132,981 ordinary shares, representing 52.4% of the issued share capital of Seiyo, have been tendered. The total of the Compass Group, Saison Network Inc. and Seibu Department Stores, Ltd. shareholdings, and shares tendered under the offer (together, the "Shares") represents 93.4% of the issued share capital of Seiyo. Under Tokyo Stock Exchange rules, it is currently expected that Seiyo's ordinary shares will be delisted, unless the Shares represent less than 80% of the issued share capital of Seiyo at any time during one year following closing of the offer.

Michael J. Bailey, Chief Executive, Compass Group PLC, said:

"We are delighted that our offer for Seiyo has been accepted by a significant number of shareholders and has therefore closed successfully. Seiyo is a strategically important acquisition for Compass Group, as it will enable us to capitalise on and benefit from the substantial long-term growth opportunities in the Japanese foodservice market. Seiyo represents an ideal platform through which to build and enhance our Japanese presence. We welcome the management and staff of Seiyo into the Group."

Compass Group was advised by Goldman Sachs International.

ENDS

Enquiries:
Simon Sporborg, Brunswick Tel: 020 7404 5959

Notes to editors
1. Background to the transaction: On 11 December 2001, Compass Group PLC announced a cash tender offer to acquire all of the issued share capital of Seiyo. Compass Group also entered into an agreement with Seiyo for Compass to subscribe for 27.5% of Seiyo's enlarged equity. Seiyo's two largest shareholders, Saison Network Inc. and Seibu Department Stores, Ltd., together representing

13.5% of the enlarged equity of Seiyo indicated their support for the offer and entered into an agreement to sell their shares to Compass in due course. The offer, made pursuant to a tender offer registration statement filed on 12 December 2001, commenced on that date and closed for acceptances in Japan on Tuesday 29 January 2002.

2. Compass Group is the world's largest foodservice company employing over 300,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

3. Seiyo: Founded in 1947, Seiyo is based in Tokyo and manages 343 contract outlets for clients and operates 241 concession outlets throughout Japan. Seiyo has announced its intention to sell its CASA high street restaurants operating division.

The contents of this press announcement have been approved by Goldman Sachs International solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000. Goldman Sachs International is acting for Compass Group PLC and for no-one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or the contents of this announcement. Goldman Sachs International can be contacted at Peterborough Court, 133 Fleet Street, London EC4A 2BB.

Back to Latest News Index

82-5161



Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us | News

Latest News

13 February 2002

Compass Group PLC £200 million 10 per cent. First Mortgage Debenture Stock due 2018 (the "Stock")

Compass Group PLC ("Compass Group"), the world's largest foodservice company, announces that on 12th February, 2002, it posted a circular to the holders of the Stock (the "Stockholders") which contains, inter alia, a notice to convene an extraordinary meeting of Stockholders on 7th March, 2002. At that meeting, the Stockholders will be asked to consider and pass, if thought fit, a resolution to redeem the Stock in advance of its stated maturity date.

The Stock, which became an economic obligation of Compass Group at the time of the demerger from Granada Compass plc in February, 2001, was originally secured on a number of hotel properties which have subsequently been sold.

Details of the redemption proposals are contained in the circular referred to above. This proposal has been discussed with a special committee of members of the Association of British Insurers. The members of this committee have indicated that they propose to vote in favour of the resolution referred to above.

For further information, please contact

Timothy Grey
Brunswick Group Limited
Tel 020 7404 5959

Back to Latest News Index

82-5161

Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

15 February 2002

Compass Group PLC Chairman's AGM Statement

Compass Group holds its AGM today at the QEII Centre, London (3pm) at which meeting, Francis Mackay Chairman of Compass Group PLC, will say:

"I am pleased to report that trading in the first four months of the current year has been in line with expectations, which gives us confidence in our ability to achieve sales growth in our target range of 6% to 9%. That focus on organic growth will continue to be our primary objective.

"In the first four months of this year, the Group has been awarded many exceptional contracts throughout its business divisions such as:

- In our Remote Site business: where we announced a 10 year contract between ChevronTexaco and Eurest Support Services which we estimate at an annual sales value of $200m pa. This is the largest contract ever awarded in our industry.
- In Sports & Events: where Letheby & Christopher have been awarded a 3 year contract by Octagon Motor Sports at Silverstone worth £5m pa and a 5 year contract with Arena Leisure for six racecourses worth £5m pa. Compass Group is also the official caterer for the current Winter Olympics in Salt Lake City.
- In our Education foodservice business: the Group announces today that Chartwells School Dining Services has been awarded a $17m annual turnover contract with Winston-Salem/Forsyth County Schools in North Carolina, USA. In the UK, Scolarest has been awarded three major education contracts with total annual revenues of £32m, at London City University, University of North London and London Borough of Richmond; and
- In France: the Group recently confirmed the award of three prestigious contacts to provide foodservice for Eurotunnel, Mutuelles du Mans and the European Parliament in Strasborg, with total revenues of over £14m.

"In January of this year we completed the acquisition of Seiyo Foods, a public company in Japan. It is No.3 in the foodservice market in Japan and gives us a platform for further growth in this market,

which is worth some £21 billion per annum.

"In summary, our focus is on organic growth. We do anticipate further infill acquisitions over the next 18 months, all of which will be met from debt facilities. Compass Group is in a strong position to take advantage of the growth potential in the markets in which it operates. We expect to demonstrate strong performance this year and believe we are well placed for future, continuing growth."

ENDS

Enquiries:

Timothy Grey
Brunswick Group
Tel: 07974 982408

Note

Compass Group is the world's largest foodservice company employing over 300,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

Back to Latest News Index

82-5161



Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

21 February 2002

Compass Group PLC
Notice of Interim results

Compass Group PLC confirms it will announce its Interim Results for the six months to 31 March 2002 on 21 May 2002.

Ends

Enquiries:

Cathi Lawrence, Compass Group	+44/0 1932 573000
Tim Grey, Brunswick	+44/0 207 396

Note

Compass Group is the world's largest foodservice company employing over 300,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

Back to Latest News Index

82-5161



Search

COMPASS GROUP

Latest News

21 February 2002

INDUSTRY CLASSIFICATION OF COMPASS GROUP PLC

Compass Group PLC confirms that, after discussions, it has applied to the FTSE Global Classification Committee for reclassification from the "Leisure, Entertainment and Hotels" sector to the "Support Services" sector, which would more appropriately reflect the Group's activities and would move it to the same sector as that of its international peer group comparators.

The result of this application is expected to be known after the close of business on 1st March 2002 following the FTSE's Global Classification Committee Quarterly Meeting on 28th February 2002. Provided the application is successful, the company understands that the sector change will be implemented on 18th March 2002.

Ends

Enquiries:

Cathi Lawrence	Timothy Grey
Compass Group	Brunswick Group
Tel: 01932	Tel: 07974

Note

Compass Group is the world's largest foodservice company employing over 300,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

Back to Latest News Index

Design, Construction and Programming Media Paradigm Ltd

82-5161



Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

04 March 2002

PARTNERSHIP BETWEEN "ASSISTANCE PUBLIQUE - PARIS HOSPITALS" AND COMPASS

Medirest, a Compass group subsidiary, has won an important catering contract with AP-HP worth £26 million over 3 years.

The Paris "Assistance Publique", the authority that manages state hospitals, launched a tender offer in July 2001 for catering in several hospitals and administrative sites. Consequently, Medirest has been chosen to operate the Hôtel Dieu, Antoine Béclère Hospital, Mourier Hospital, la Collégiale and Jean Verdier Hospital and retains the contract with the Georges Pompidou European Hospital, which Medirest operated since 2000. Due to its expertise, Medirest was able to meet the needs of AP.

These contracts, that generate a total turnover of 42.5 million euros (£26 million) over 3 years, will become effective from March 1st 2002. They represent 13,000 meals per day for the patients and hospital staff. The agreement also covers the maintenance of equipment. To develop this new activity, Medirest has kept 200 employees from the last catering company and has hired 15 executives.

Within the framework of its new assignment, Medirest team will also be responsible for the catering services for the famous professor Guy-Grand, Head of the Nutrition Department at the Hôtel Dieu.

Didier Barbaut, Managing Director of Medirest, commented:

"This is a major contract for both parties, and it puts Medirest in a significant position within the public hospitals sector. The winning of this contract is the result of the involvement of Medirest team, which was recognised by AP-HP."

Enquiries:

Timothy Grey/Simon Sporborg
Brunswick Group
Tel: 020 7404 5959

Notes to editors

Compass Group: Compass Group is the world's largest foodservice

company employing over 270,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides catering for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

Back to Latest News Index

82-516

Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

06 March 2002

COMPASS GROUP PLC ANNOUNCES THE ACQUISITION OF BON APPÉTIT

Compass Group PLC is delighted to announce its agreement to acquire Bon Appetit Management Company, a foodservice company based in Palo Alto, California. The consideration payable by Compass Group is $155.8m (£113.7m), which will be paid in cash from banking facilities. This agreement has the support of the Bon Appetit Board and is following agreement with Shidax, the majority shareholder of Bon Appetit Management Company.

Bon Appetit serves more than 150 accounts in 185 locations across the United States, employs 8,000 associates, and in its last financial year (year ended 26th August 2001) had annual sales of $279m with approximately 50% of its clients in the education sector including Santa Clara University, California and the American University in Washington DC.

Gary Green, Chief Executive Compass Group's North American Division, said, "We are delighted with this acquisition. Bon Appetit is highly regarded in our industry and is an excellent fit for the Group - augmenting our existing presence in the education and business and industry sectors."

Fedele Bauccio, co-founder and CEO of Bon Appétit Management Company, said, "We were looking for a company that understood the quality associated with Bon Appetit, and one that would value our culture, our people, and our operating style. I believe we found that with Compass Group. I would never have gone with a company other than Compass Group."

The transaction is expected to complete by the end of the month.

Ends

Enquiries:

Cathi Lawrence, Compass Group PLC
+44/0 1932 573000

Tim Grey, Brunswick
+44/0 207 396 7408

Note:
Compass Group is the world's largest foodservice company employing over 300,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

Back to Latest News Index

82-5161

Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

11 March 2002

Compass Group Meeting

Following the announcement of Compass Group's move to the Support Services sector, the Company is holding an analyst conference, designed for new followers, at Merrill Lynch Financial Centre, London, starting at 2.00pm today. In line with best practice the company makes this announcement to highlight that the presentations will review the business, strategy, marketplace and the Company's financial track record.

There will be no new information on current trading or additional disclosure following the update at the AGM on 15th February 2002, when the Company stated that trading in the first four months of the current year had been in line with expectations and it was confident in its ability to achieve sales growth in its target range of 6% to 9%.

Compass Group will make its pre-close trading statement on 20th March 2002.

Ends

Enquiries:

Timothy Grey/Simon Sporborg
Brunswick
Tel: 020 7404 5959

Note:

Compass Group is the world's largest foodservice company employing over 360,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

Back to Latest News Index

82-5161

Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

12 March 2002

Compass Group PLC
SEIYO FOOD SYSTEMS, INC. -
PARTIAL SALE OF JAPANESE HIGH STREET RESTAURANT BUSINESS

Compass Group announces that its recently acquired subsidiary Seiyo Food Systems, Inc. of Japan has entered into a definitive agreement to sell 120 units of its CASA high street restaurant business to COCO'S JAPAN CO., LTD. for ¥4.8 billion (approximately £26.4 million) in cash. This represents a major step towards Seiyo's previously announced objective to exit from its loss-making high street restaurant business and continue to focus on the contract and concession foodservice market. The purchase price achieved is in line with Compass Group's expectations.

ENDS

Enquiries:
Timothy Grey
Brunswick Group
Tel: 020 7404 5959
Notes to editors

1.
Compass Group cash tender offer for Seiyo:
On 30 January 2002, Compass Group PLC confirmed the successful conclusion of its cash tender offer for Seiyo. Compass Group now owns 80% of Seiyo's issued share capital and has the additional voting support of Seiyo's two largest shareholders, Saison Network Inc. and Seibu Department Stores, Ltd., together representing a further 13.5% of the equity of Seiyo.
2.
Compass Group
is the world's largest foodservice company employing over 360,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

3.
Seiyo:
Founded in 1947, Seiyo is based in Tokyo and manages 343 contract outlets for clients and operates 241 concession outlets throughout Japan. Seiyo announced in December 2001 its intention to sell its CASA high street restaurants operating division. The CASA division comprises a total of 145 high street restaurants. In addition to the 120 units to be sold to COCO'S JAPAN, Seiyo announced in February 2002 that it has reached preliminary agreement with TASCOSYSTEM Co., Ltd. in relation to the sale of a further 11 units for approximately ¥450 million (approximately £2.5 million) in cash.

Back to Latest News Index

82-5161

Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

20 March 2002

COMPASS GROUP TRADING UPDATE: COMPASS GROUP ANNOUNCES STRONG FIRST HALF TRADING

Compass Group will issue its interim results for the six months ending 31 March 2002 on 21 May 2002. Prior to its close period, the Company today issues the following trading update.

Compass Group's strategy continues to be one of achieving strong growth in the expanding £240bn foodservice and vending market, through the development of its sector-focused businesses and the use of its unique portfolio of foodservice brands, growing primarily organically, supplemented with strategic infill acquisitions.

Organic turnover growth
The Groups three geographic regions of the UK, Continental Europe and the rest of the world, and North America have continued to grow their turnover in the first half of the year giving an expected overall increase of 7% on a like for like basis.

Like for like turnover growth for the UK division is expected to be 6% (excluding fuel), in the Continental Europe and the rest of the world division it is expected to be 8% and in the North America division it is expected to be 7%.

Business retention rates in the Group continue in line with the 95% achieved in the last financial year.

Margin growth
Synergies within the UK business are on track to deliver the predicted incremental £20m of benefit for the full year yielding £40m in total for 2002. It is anticipated that an incremental £8m will be achieved in the current half year. Including these synergies, margin improvements continue to be in line with management expectations and a like for like increase in the overall Group margin of between 20 and 30 basis points is expected for the half year.

New Business
New business gains in each of the divisions continue to be strong highlighting the significant growth potential as the trend to outsourcing and further consolidation of the industry continue. Major new contracts signed recently include:

> North America: New business gains in North America continue to be strong.

Today Compass Group announces that Restaurant Associates has won a $5m pa, 5 year contract to cater for 4500 customers daily at Lehman Brothers, New York;

Morrison, acquired by the Group in April 2001, has gained a number of significant contracts in the first half year including a contract to provide over 2,000 meals a day at Owensboro Mercy Health System, Kansas;

Canteen Vending has been awarded a 5 year contract with the Florida Department of Justice with annual turnover of over $6m; and

Chartwells School Dining Services has gained a number of prestige new contracts during the first half including De Paul University, Chicago; Francis Howell School District, Missouri; University of Nevada, Reno and Winston-Salem/Forsyth County Schools, North Carolina.

UK: Six months after its launch into the UK, Restaurant Associates has gained new business worth a combined total turnover of some £60m per annum. Clients include Deutsche Bank, J Walter Thompson and Esporta Plc Health and Fitness Clubs.

Germany: Compass Group today announces that the energy supplier Stadtwerke Munchen, which previously provided foodservice in house, has awarded Eurest and Selecta a contract for foodservice and vending with annual turnover of Euro 2.6m. In Healthcare, Clinic Catering Services have been awarded contracts by hospitals in Mannheim, Cologne and Iserlohn with annual turnover of Euro 7m.

Brazil: Eurest has been awarded a contract to serve 1570 meals a day to Volvo in a contract which was previously self-operated.

France: Earlier this month the Group announced that Medirest had gained a 3 year contract with "Assistance Publique- Paris Hospitals" worth Euro 14m million per annum. This follows the announcement in January of three significant contract wins: Eurotunnel, Mutuelles du Mans and the European Parliament in Strasbourg, worth Euro 22m in annual turnover.

Remote Site: In January the Group announced the signing of a 10-year "Preferred Supplier" agreement with ChevronTexaco, believed to be the largest ever negotiated in the catering industry. The contract has an annual value of more that $200 million when fully mobilised.

Infill Acquisitions
In total, the Group has invested some £500 million, including debt in subsidiaries acquired, on infill acquisitions including the strategically important Seiyo Foods in the first half of the current financial year. Net debt at 31 March 2002 is expected to be approximately £3 billion.

Seiyo Food Systems: In December 2001, the Group announced the acquisition of the leading Japanese foodservice operator, Seiyo Food Systems Inc. for £193 million. On 30 January 2002, the Group completed the acquisition of 80% of Seiyo Foods. Seiyo Foods had net debt of ¥32.8 billion (£182 million) as at 30 September 2001. Seiyo Foods provides the Group with the ideal platform to exploit the opportunities arising from the ongoing development and consolidation of the £21bn Japanese foodservice market.
Seiyo Foods, as stated in December 2001 at the time of Compass Group's announcement of its intention to acquire the company, had already commenced the sale of its loss-making restaurants business, CASA. Earlier in March 2002 Seiyo announced agreement on the disposal of the majority of this business and proceeds from this disposal are in line with Compass Group management expectations.

In addition to the acquisition of Seiyo Foods, the Group has announced two further key acquisitions in the first half which are due to complete shortly:

>

Restorama, Rail Gourmet and parts of Gourmet Nova : In December 2001 the Group announced the acquisition of Restorama AG and Rail Gourmet AG from SAirlines AG and parts of Swissair's Gourmet Nova business for a total consideration of £41million. Restorama provides foodservice in the business and industry sector in Switzerland, Germany and Austria. Rail Gourmet is a leading provider of on board foodservice to customers travelling by rail in Europe.

To date, the Group has completed the acquisition of part of Gourmet Nova for £3m and the acquisition of Restorama and Rail Gourmet is expected to complete shortly. The purchase of Rail Gourmet's UK business is subject to clearance by the UK competition authorities.

Bon Appétit: Earlier this month the Group announced the acquisition in North America of Bon Appétit Management Company for £114 million. This is a strategically important move - strengthening the Group's profile on the US West Coast, in particular in business and industry and in education foodservice.

Tax
The tax rate for 2002 is expected to be 28.0% reflecting the adoption of FRS19 (Deferred Tax). As required by FRS19, the tax rate for 2001 has been restated to reflect its non-cash impact, which will increase the rate for that year by 1.3 percentage points.

Outlook
The Group remains committed to branding, international expansion and market segmentation in foodservice, with a strong focus on organic growth, margin improvement and return on capital employed.

Francis Mackay, Chairman said, "Compass Group is in a strong position to maintain its progress in all divisions. The Group is focused on delivering against its growth targets and delivering shareholder value. We look forward with confidence to achieving annual like for like turnover growth in our target range of 6% to 9%."

Michael J Bailey, Chief Executive commented " I am pleased to report that trading in the first half of the current year is in line with management expectations. Compass Group's unique business model - combining contract and concession foodservice with vending - and the commitment of our employees to delivering against our client and customer expectations has continued to drive excellent business retention and strong new business growth. This gives us confidence as to the continued successful performance of the Group worldwide".

-ENDS -

Compass Group will hold a conference call on Wednesday 20 March 2002. To participate in the call, from 9:00 am dial: +44 (0) 20 8781 0562 or +44 (0) 20 8781 0563.

A replay will be available for five days after the call. The dial in number for this is 020 8288 4459 and the pass code is 699812.

Contacts:
Andrew Lynch, Group Finance Director Compass Group PLC
01932 573000

Timothy Grey Brunswick 020 7404 5959

Notes
1. **Compass Group** is the world's largest foodservice company employing over 360,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com
2. **Compass Group cash tender offer for Seiyo:** On 30 January 2002, Compass Group PLC confirmed the successful conclusion of its cash tender offer for Seiyo. Compass Group now owns 80% of Seiyo's issued share capital and has the additional voting support of Seiyo's two largest shareholders,

Saison Network Inc. and Seibu Department Stores, Ltd., together representing a further 13.5% of the equity of Seiyo.

Back to Latest News Index

82-5161

Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

10 April 2002

Compass Group appoint Peter Blackburn And Sven Kado as Non-Executive Directors

Compass Group PLC announces today that Peter Blackburn and Sven Kado have been appointed as non-executive directors of Compass Group with immediate effect.

Peter Blackburn (age 61) is Chairman of Northern Foods plc and the current President of the Food and Drink Federation. He is also a non-executive director of SIG plc. Mr Blackburn recently retired as Chairman and Chief Executive of Nestlé UK, the British subsidiary of the Swiss food giant having held a number of senior positions with Rowntree Mackintosh plc including Chairman of the UK and Eire Region.

Sven Kado (age 57) is Chairman of Marsh & McLennan Holdings GmbH. In a career spanning more than 30 years, Sven has held a number of senior positions in finance including Chief Financial Officer at Nixdorf Computer AG, Chief Financial Officer at Dyckerhoff AG and senior advisor at Principal Finance Group/Nomura International.

Francis Mackay, Chairman of Compass Group, commented:

"I am delighted to welcome Peter and Sven to the Board of Compass Group. Peter is highly respected in the food and beverage sector and Sven, with his excellent track record in finance, is one of the key figures in Europe and in Germany in particular. I am sure that their experience and expertise will ensure that they make a significant contribution to the development of Compass Group."

Ends

Enquiries:

Ron Morley, Group Secretary Compass Group	01932 573000
Tim Grey, Brunswick	020 7396

Note to editors

Compass Group is the world's largest foodservice company employing over 360,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for

clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

Back to Latest News Index

82-5161

COMPASS GROUP

Compass Group PLC - Re Contract

11 April 2002

Compass Group announces significant contract gain for Morrison in North America

Compass Group PLC is delighted to confirm that its specialist North American healthcare subsidiary, Morrison Management Services, has signed an initial five-year agreement with The Fountains Retirement Communities, Inc., to provide dining services management for 17 of the company's 18 communities across the USA. The agreement, representing more than $100 million in managed volume over five years, marks the largest retirement community alliance in the for-profit senior living market. The Fountains is among America's largest retirement community owner/operator with communities in 12 states.

David Freshwater, chief executive officer for The Fountains, said:

"Morrison's focus on quality, efficiency and resident satisfaction makes it an ideal partner for The Fountains. By partnering with Morrison for our dining services, The Fountains will be able to meet our long-term goals for resident satisfaction, growth and cost savings. Our organization is gaining a trusted partner with vast resources and a personalized focus on resident and associate satisfaction."

Gary Green, Chief Executive of Compass Group's North American Division, commented:

"This is an excellent win for Morrison. The Fountains is a best-in-class retirement community management company that has built a reputation as progressive, innovative and forward-thinking. The Fountains' partnership represents approximately 10 percent of Morrison's Senior Dining managed volume - a significant and prestigious addition to our portfolio of business in the North American healthcare and senior dining market."

Ends

Enquiries:

Cathi Lawrence / Paul Kelly, Compass Group PLC	01932 573000
Tim Grey / Simon Sporborg, Brunswick	020 7396 7408

Notes to Editors

1. Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £9bn. Compass Group has over 360,000

employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com Compass Group's North American Division has annual revenues of more than $4 billion and employs more than 110,000 associates throughout the US and Canada. Compass Group was the Official Catering Services Supplier for the 2002 Olympic and Paralympic Winter Games in Salt Lake City. For more information on the Group visit www.compass-group.com

2. Morrison Management Specialists was acquired by Compass Group in April 2001. It is North America's only company focused exclusively on providing food, nutrition and dining services to the healthcare and senior living markets. Morrison is dedicated to providing its clients with outstanding quality, professional on-site management and cost-effective innovations. The Atlanta-based company operates through Morrison Healthcare Food Services and Morrison Senior Dining, and serves several of the largest and most prominent integrated healthcare systems, hospitals and senior living communities in the United States. For more information, visit Morrison's website at www.IamMorrison.com

82-5161



Search

COMPASS GROUP

Latest News

12 April 2002

Acquisition of the entire issued share capital of Gruppo Events Limited

Compass Group PLC announces that it has acquired the entire issued share capital of Gruppo Events Limited. The consideration payable is approximately £3.6 million, which will be satisfied by the issue of 632,900 ordinary shares in Compass Group PLC and the payment of £650,000 in cash. Subject to performance conditions a further cash amount up to a maximum of £3 million may become payable.

Gruppo Events runs the restaurant and corporate hospitality operations at Somerset House in London.

Ends

Enquiries:

Tim Grey/Simon Sporborg, Brunswick 020 7404 5959

Note to Editors

Compass Group is the world's largest foodservice company employing over 360,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

Back to Latest News Index

82-5161



Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us | News

Latest News

17 April 2002

Compass Group wins two important new UK education contracts

Compass Group PLC is delighted to announce that its specialist education operating company, Scolarest, has been awarded two new local authority contracts to supply school meals in Essex and Bedfordshire. The combined turnover over the lives of the contracts totals £61 million.

For Bedfordshire County Council, Scolarest will provide catering services to 174 schools, serving 18,000 meals a day. The contract has annual revenues of over £5m per annum and represents £39 million over seven years.

For Essex County Council Scolarest will be responsible for foodservice at 350 primary and 30 secondary schools in the county with total turnover of £22 million. The contract is for two years although the council has the option of extending the agreement for a further four years.

Compass Group's UK & Ireland Division Chief Executive, Don Davenport, said:

"These are significant gains for Scolarest and reflect our market leading position as the partner of choice for education authorities. Organisations are increasingly keen to explore the benefits of outsourced catering solutions. We are able to offer the benefits of scale, enhanced quality and service, as well as a flexible and innovative approach to developing bespoke solutions."

Ends

Enquiries:

Cathi Lawrence,Compass Group PLC 01932 573000

Tim Grey / Simon Sporborg, Brunswick 020 7404 5959

Notes to Editors

1. Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £9bn. Compass Group has over 360,000 employees working in more than 90 countries around

the world providing foodservice and hospitality. For more information visit www.compass-group.com
2. Scolarest is the specialist education operating company of Compass Group. In the UK alone it provides a range of catering services to over 2,000 schools, colleges and universities.

Back to Latest News Index

82-516



Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

24 April 2002

Compass Group PLC - New Directors Declarations

Following the appointments of Peter Blackburn and Sven Kado to the Board of Compass Group PLC as non-executive directors on 10 April 2002, Compass Group confirms that there are no details to report under paragraph 6.F.2 (b) to (g) of the UK Listing Authority Listing Rules in respect of either Peter Blackburn or Sven Kado.

Ends

Note to editors

Compass Group is the world's largest foodservice company employing over 360,000 people in over 90 countries and with annual revenues in excess of £9bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

Back to Latest News Index

82-516



Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

25 April 2002

Compass Group PLC - Bond Mandate

Compass Group PLC announces it has mandated ABN AMRO, Royal Bank of Scotland and Schroder Salomon Smith Barney as joint bookrunners for an inaugural Euro benchmark bond issue and Barclays Capital, Royal Bank of Scotland and Schroder Salomon Smith Barney as joint bookrunners for a Sterling bond issue.

Compass Group is rated Baa1/BBB+ (both with stable outlook) by Moody's and Standard and Poor's. The transactions will be launched, subject to market conditions following an investor roadshow.

Proceeds will be used to refinance existing bank debt.

Ends

Enquiries

Tim Grey / Simon Sporborg, Brunswick 020 7404 5959

Notes to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £9bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com

Back to Latest News Index

82-516

Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us | News

Latest News

08 May 2002

Compass Group Presentation at Lehman Brothers 2002 Global Services Conference

Michael J Bailey, Chief Executive of Compass Group PLC is today speaking at the Lehman Brothers 2002 Global Services Conference, The Millennium Broadway Hotel, New York City.

He will give an overview of Compass Group's businesses and the Group strategy. The presentation contains no new information on current trading or future performance but will refer to the trading update issued by the company on 20th March 2002, prior to its close period. In the statement the company referred to its expectations for its first half year, prior to interim results to be reported on 21st May 2002, and stated: "The Group remains committed to branding, international expansion and market segmentation in foodservice, with a strong focus on organic growth, margin improvement and return on capital employed."

The presentation summary slides will be available on the Company's website (www.compass-group.com) later today.

Ends

Enquiries:

Tim Grey / Simon Sporborg, Brunswick 020 7404 5959

Notes to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £9bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com

Back to Latest News Index

82-516



Search

COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

14 May 2002

Compass Group PLC wins Boeing Contract

Compass Group PLC, announced today that Eurest Dining Services, Canteen Vending and minority-owned partner Thompson Hospitality have been awarded a 10-year contract to provide food and vending services to Boeing locations in the Puget Sound area of Washington State; Portland, OR and Wichita, KS. In addition, the 20-year Compass Group relationship at the Boeing location in El Segundo, CA has also been extended. In total, the contract with Boeing represents annual revenues of about $40 million per annum.

Eurest, Canteen Vending and Thompson Hospitality will provide full-service dining, food plazas, deli locations, vending, hospitality and coffee service to a population of more than 80,000 employees. The contract is expected to take effect in July.

Gary Green, Chief Executive Officer, North America, commented:

'We are delighted that Boeing has awarded us with a substantial portion of their foodservice business and are very excited about our growing partnership. This is a significant contract for the Group.'

Candace Ismael, vice president of Supplier Management and Procurement in Boeing Shared Services Group, commented:

'The contract with Compass Group and Thompson exemplifies both good value for Boeing and the mutual success made possible through strategic alliances between forward-thinking companies. As the customer, Boeing benefits from the combined strengths of both companies.'

Ends

Enquiries:

Tim Grey / Simon Sporborg, Brunswick 020 7404 5959

Notes to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £9bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information

visit www.compass-group.com. In North America the Group employs more than 116,000 associates throughout the US and Canada. Compass Group was the official catering services supplier for the 2002 Olympic and Paralympic Winter Games in Salt Lake City. Compass Group provided catering and concession services to the 3500 residents of the Olympic Village as well as more than 125,00 people daily, including members of the worldwide media, judges and officials.

Thompson Hospitality LLC was formed in partnership with Compass Group in 1997 to concentrate on the contract foodservice business. Thompson Hospitality Corporation, along with its subsidiary, Thompson Hospitality Services, is among the USA's largest minority-owned businesses, employing over 2000 associates. Thompson Hospitality has been featured on the Black Enterprise list of largest companies since its inception in 1992.

The Boeing Company is the world's leading aerospace company, with its heritage mirroring the history of flight. Boeing is the largest manufacturer of satellites, commercial jetliners and military aircraft with company revenues of $58 billion in 2001. Chicago-based Boeing has customers in 145 countries, employees in more than 60 countries and operations in 26 states. Boeing and its subsidiaries employ close to 179,000 people.

Cathi Lawrence
Corporate Communications Director
Compass Group PLC
Telephone: +44/0 1932 573034/3
Fax: +44/0 1932 573 105
www.compass-group.com

Back to Latest News Index

82-5161

COMPASS
GROUP

Issued 21st May 2002

COMPASS GROUP PLC

INTERIM UNAUDITED RESULTS
FOR THE SIX MONTHS ENDED 31 MARCH 2002

Compass Group reports a solid performance for the 6 months ended 31 March 2002. All divisions have delivered strong organic growth and margin improvements within the Group's target ranges.

Highlights

- Turnover up 23% to £5,014 million.
- Total operating profit before goodwill amortisation and exceptional items up 24% to £333 million.
- Improvement in free cash flow (before capital expenditure) from £31 million to £216 million.
- Dividend per share up 11% at 2.1 pence per share.
- Underlying 11% improvement in earnings per share.
- Contract retention rate maintained at over 95%.
- Strong like for like growth in turnover of 7% and margins of 30 Basis Points.

Compass Group is pleased to announce a number of significant new contract wins and contract extensions including:

UK

- Select Service Partner has signed a series of new airport contracts at Liverpool (7 year contract), Glasgow (8 years) and Exeter (5 years) plus a new contract at Prestwick (10 years) with annual turnover of more than £11.5 million.

Germany and Belgium

- Eurest has cemented its relationship with Ford by retaining the contract for factories in Cologne and Aachen and has also been awarded new contracts at Saarluis in Germany and at Genk and Lommel in Belgium (both previously self-operated). The annual value of these contracts is Euro 8m.

North America

- Last week the Group announced that Eurest Dining Services, Canteen Vending and minority-owned partner Thompson Hospitality had signed a 10 year contract with Boeing with annual revenues of US$40 million.

Francis Mackay, Chairman, said:

"The foodservice market continues to grow for contract foodservice providers as the trend towards outsourcing continues. We are the clear market leader and we continue to gain market share but still have only a small share of the worldwide market. We look forward with confidence to a future of continuing growth as well as margin improvement."

Michael J Bailey, Chief Executive, said:

"We have continued to make a number of impressive high profile contract gains and our contract retention rates are robust. We expect a reduction in acquisition activity going forward and with our focus on organic growth coupled with the integration of past acquisitions we remain confident that our expectations of organic turnover and margin rate increases will be delivered."

Enquiries:

21 May 2002			
Francis Mackay	Chairman	Compass Group PLC	020 7404 5959
Michael J Bailey	Chief Executive	Compass Group PLC	020 7404 5959
Andrew Lynch	Finance Director	Compass Group PLC	020 7404 5959
Timothy Grey/Simon Sporborg		Brunswick Group Ltd	020 7404 5959
Thereafter			
Francis Mackay		Compass Group PLC	01932 573 000
Michael J Bailey		Compass Group PLC	01932 573 000
Andrew Lynch		Compass Group PLC	01932 573 000

Website
www.compass-group.com

(continued)

CHAIRMAN'S STATEMENT

The successful growth of the Group over the years has been achieved through a combination of acquisitions and organic growth with steady margin improvement. This growth has been achieved within our core foodservice markets - a strategy which will be continued.

On 10 April 2002 we strengthened the Group Board with the addition of two new non-executive directors.

Peter Blackburn is Chairman of Northern Foods plc and the current President of the Food and Drink Federation. He is also a non-executive director of SIG plc. Mr Blackburn recently retired as Chairman and Chief Executive of Nestlé UK, the British subsidiary of the Swiss food giant having held a number of senior positions with Rowntree Mackintosh plc including Chairman of the UK and Eire Region.

Sven Kado is Chairman of Marsh & McLennan Holdings GmbH. In a career spanning more than 30 years, Sven has held a number of senior positions in finance including Chief Financial Officer at Nixdorf Computer AG, Chief Financial Officer at Dyckerhoff AG and senior advisor at Principal Finance Group/Nomura International.

I am delighted to welcome Peter and Sven to the Board of Compass Group. Peter is highly respected in the food and beverage sector and Sven, with his excellent track record in finance, is a well known business figure in Europe and in Germany in particular. I am sure that their experience and expertise will ensure that they make a significant contribution to the development of Compass Group.

Both will be members of the Audit, Remuneration and Nomination committees in addition to their roles on the Group Board.

Dividend

An interim dividend of 2.1p (net) per ordinary share of 10p each has been declared on the existing share capital, an increase of 11% over last year's figure.

Payment will be made on 3 October 2002 to shareholders on the register at the close of business on 23 August 2002. The ex-dividend date will be 21 August 2002.

Prospects

The foodservice market continues to grow for contract foodservice providers as the trend towards outsourcing continues. We are the clear market leader but still have only a small share of the worldwide market. We look forward with confidence to a future of continuing growth as well as margin improvement.

F H Mackay
Chairman

CHIEF EXECUTIVE'S REPORT

I am pleased to report that we have achieved another half year of record turnover and operating profits. Group margins continue to improve. Reported turnover increased by 23% to £5,014 million, whilst like for like turnover growth was 7%.

	2002 £m	Reported Growth %	Like for Like Growth %
Turnover			
UK	1,254	9	6
Continental Europe and the rest of the world	1,754	25	8
North America	1,805	37	7
	4,813	24	7
UK fuel	201	(4)	(4)
Total	5,014	23	7
Operating Profit			
UK	149	13	10
Continental Europe and the rest of the world	94	34	10
North America	86	41	11
Total	329	25	11

Like for like growth adjusts for acquisitions, disposals and exchange rate movements and compares the results against the half-year for 2001, which have been prepared on a consistent basis. Operating profit is before goodwill amortisation and exceptional items and excludes associates.

Operating profit before goodwill amortisation, exceptional items and associates was up 25% at £329 million (2001: £263 million) and profit before taxation, goodwill amortisation and exceptional items was 10% up at £258 million (2001: £234 million) when compared with the first half of last year. On a like for like basis, total operating profit before exceptional items and goodwill amortisation increased by 11%.

Like for like margins in all operating divisions continue to improve. Synergies within the UK business are on track to deliver the predicted incremental £20m of benefit for the full year, giving rise to £40m of total synergies for 2002. An incremental £8m was achieved in the current half year. Including these synergies, margin improvements continue to be in line with management expectations and a like for like increase in the overall Group margin of 30 basis points has been achieved - 60 basis points in the UK, 20 basis points in Continental Europe and rest of the world, and 20 basis points in North America.

Exceptional items total £15 million of which £5 million relates to the final cost of the UK integration of Granada Restaurants. In addition, exceptional items include the final cost of a commitment plan of £10 million entered into to retain senior employees. This plan will result in the issue of 9,931,031 new Compass Group shares of which 7,988,197 had been issued as at 31 March 2002. The goodwill amortisation in the period was £117 million.

The tax rate for the first half of 2002 is 28.0% on the profit on ordinary activities before taxation, goodwill amortisation and exceptional items. The Directors believe this to be a prudent estimate of the full year rate. The Group has adopted FRS 19 "Deferred Tax" for the first time this half year. FRS 19 does not have an impact on tax paid and the effect on the restated 2001 tax charge is explained in note 4 to the Interim financial statements.

Basic earnings per share before goodwill amortisation and exceptional items on a reported basis decreased from 8.5 pence to 8.0 pence. However, 2001's half year results benefited from the inclusion of £103 million of imputed interest income, relating to the unwinding of the discounting of the hotel disposal proceeds, which did not attract tax. Calculating 2001 on a proforma basis for a normal tax charge would give earnings per share growth in the half year to 31 March 2002 of 11%.

The Group continues to deliver strong rates of business retention, demonstrating the benefit of focus on improving client and customer satisfaction levels, and a retention rate of over 95% has again been achieved.

Compass Group is pleased to announce a number of significant new contract wins and contract extensions including:

UK

- Select Service Partner has signed a series of new airport contracts at Liverpool (7 year contract), Glasgow (8 years) and Exeter (5 years) plus a new contract at Prestwick (10 years) with annual turnover of more than £11.5 million.

Germany and Belgium

- Eurest has cemented its relationship with Ford by retaining the contract for factories in Cologne and Aachen and has also been awarded new contracts at Saarluis in Germany and at Genk and Lommel in Belgium (both previously self-operated). The annual value of these contracts is Euro 8m.

North America

- Last week the Group announced that Eurest Dining Services, Canteen Vending and minority-owned partner Thompson Hospitality had signed a 10 year contract with Boeing with annual revenues of US$40 million.

DIVISIONAL PERFORMANCE

United Kingdom

The UK has had a good first half year with like for like growth within our target ranges as shown by the following chart.

UK like for like results

	Turnover			Operating Profit		
	2002	2001	Growth	2002	2001	Growth
	£m	£m	%	£m	£m	%
Total excluding Roadside and Fuel	966	915	6	91	81	12
Roadside						
- Motorway estate	140	132	6	22	20	10
- Other roadside estate	117	110	6	21	19	11
- Standalone Travelodge	27	25	8	11	10	10
	284	267	6	54	49	10
Total excluding fuel	1,250	1,182	6	145	130	11
Fuel	201	209	(4)	4	5	(20)
Total	1,451	1,391	4	149	135	10

Growth in contract and concessions has been aided by the following notable contract gains and extensions.

i) Business and Industry
Major developments during the period include:
- Land Securities Trillium: a 10 year contract worth £15m a year to provide catering services to the BBC in London and Scotland;
- Restaurant Associates: six months after its UK launch the division has gained 12 new contracts with a combined total turnover of £60 million. Clients include Deutsche Bank, J Walter Thompson and Esporta plc;
- Other notable contract wins and extensions include: Inland Revenue, Centrica, Clerical Medical and Norwich Union Healthcare.

ii) Leisure and Hospitality
Letheby & Christopher have won the following notable contracts:
- Arena Leisure: a five year deal to provide specialist catering services at six of the UK's most popular racecourses. Annual turnover £5.5 million;
- Silverstone: a three year, £5 million per annum contract with Octagon Motorsports to operate conferencing, banqueting and hospitality catering services.

iii) Education

Scolarest have secured the following notable contract gains:

- Bedfordshire County Council: a seven year contract, valued at £5.5 million per annum to provide catering services at 174 schools;
- Essex County Council: a two year contract, valued at £11 million per annum for catering services at 380 schools;
- City University: a ten year contract with annual turnover of £1.7 million;
- University of North London: a ten year contract with annual turnover of £1.1 million.

The pleasing 6% like for like growth in turnover for the Roadside Division is being driven by the continuing introduction of Group brands into these locations and positive results from the upgrading of the first 14 Little Chef sites. A further 11 Little Chef sites are expected to be upgraded in the second half of the year.

North America

Turnover of £1,805 million was 37% up on the preceding year and operating profit (before goodwill amortisation) of £86 million was 41% up (£61 million). Like for like turnover growth was 7% and the margin on a like for like basis was up from 4.6 % in 2001 to 4.8%.

The growth in like for like turnover of 7% has been calculated excluding current year acquisition turnover of £23m and adjusting 2001's reported results of £1,315m for the pre-acquisition results of 2001's acquisitions (£313m) and translation differences of £32m. Healthcare and education have delivered strong like for like turnover growth of 14% and 16% respectively with the tougher economic environment that has existed in North America having a detrimental effect on the division's existing business and industry and vending estate. Record net new contract gains, stimulated by increased interest in outsourcing, have helped the business and industry division grow by 4% and contain vending's reduction to 3%, both on a like for like basis. Concessions grew a pleasing 10% fuelled by good contract gains at sporting venues.

Notable events during the period included the following major contract gains:

i) Business and Industry

- Restaurant Associates has signed a five year contract with Lehman Brothers in New York to cater for 4,500 customers, worth $5m a year;

- Eurest in Canada has signed contracts with IBM, TD Bank Financial Group, Celestica and Oracle. The contract with IBM is worth $7m a year.

ii) Healthcare

- Morrison Management Services, acquired by the Group in April 2001, announced in April 2002 that it had signed an initial five year agreement with The Fountains Retirement Communities Inc., to provide dining services management for 17 communities across the USA. The agreement, worth more than $20m annually in managed volume, marks the largest retirement community alliance in the for-profit senior living market. Morrison has also gained the contracts to serve 1,000 people daily at the Good Samaritan Hospital in Vincennes, Indiana and 2,000 meals daily at Owensboro Mercy Health System in Kansas.

iii) Education

- Today Compass Group announces that Chartwells School Dining Services has gained the contract with the Louisiana State University (LSU) to provide foodservice at all LSU sporting events building on Chartwell's existing business with LSU. American Football games at LSU regularly attract over 80,000 spectators. Chartwells has gained a number of prestigious new contracts during the first half including St Louis University, State University of New York-Purchase, Oakland University, Michigan and Winston-Salem/Forsyth County Schools, North Carolina. These contracts represent annual revenues of $ 39.5million.

Continental Europe and the Rest of the World

Turnover of £1,754 million was 25% up from £1,403 million and operating profit excluding associates (before goodwill amortisation) of £94 million was 34 % up from £70 million. Like for like turnover was up 8% and the like for like margin of 5.6 % was also up from 5.4%.

Notable events during the period included the following major contract gains:

i) Business and Industry

- France: in January, the Group gained three significant contracts with Eurotunnel, Mutuelles du Mans and the European Parliament in Strasbourg, totalling more than Euro 22 million in annual turnover;
- Japan: Compass Group Japan has won the contract to provide catering services for Asahi National Broadcasting, serving over 650,000 meals a year with annual turnover of ¥220 million;

  In addition, contracts awarded included
  - NTT for ¥1.6 billion turnover per annum;
  - Mitsui Sumitomo for ¥157 million turnover per annum;
  - GKN for ¥73 million turnover per annum.

- Turkey: a contract with Genoto, a subsidiary of Volkswagen, for sites in five cities, and a contract with Pepsi Cola for two bottling factories in Ankara and Izmir;
- Germany: a contract with Stadtwerke München has been awarded to Eurest and Selecta. The contract, which was previously self-operated, reflects the benefit of being able to offer vending alongside foodservice and has annual revenues of Euro 3 million.

ii) Vending

- Selecta, acquired by the Group in May 2001, continues to add value to our total foodservice offering, particularly in partnership with Eurest. In the period Selecta has installed over 2,500 machines in Compass-operated locations.

iii) Healthcare

- Norway: Medirest has been awarded the contract for the newly built Norland Hospital BF patient hotel in Bodo with annual revenues in excess of Euro 1 million;
- France: a three year contract with Assistance Publique – Paris Hospitals worth Euro 14 million per annum;
- Australia: recent contract gains include the Mountain View Retirement Home in Murwillimbah, part of Australian Retirement Homes Group and the Adventist Retirement Village in Victoria Point, which was previously self-operated.

iv) Concessions

- Germany: SSP has been awarded a 10 year contract for the newly refurbished Terminal C at Dusseldorf International Airport with annual revenues of Euro 3 million;
- Hong Kong: two new units in the arrivals hall at Hong Kong International Airport - the contract is for 7 years with annual revenues of over HK$20 million;
- Austria: a 10 year contract to provide food and beverage services at the International Airport of Innsbruck, the country's second largest airport with annual revenues of Euro 1 million.

v) Remote Site

- In January the Group announced the signing of a "preferred supplier" agreement with Chevron Texaco believed to be the largest ever negotiated in the catering industry. The contract will have annual value of more than US$200 million when fully mobilised. Operations in Kazakhstan are now fully operational with ESS preparing more than 10,000 meals a day.

vi) Education

- In Japan a contract with the Osaka Industrial University has been won with annual revenues of ¥42 million per annum.

FINANCING

Cash flow generation from operations continues to be strong with a positive free cash flow before capital expenditure in the period of £216 million (2001: £31 million). This is after a working capital outflow of £106 million (2001: £98 million). Capital expenditure absorbed £193 million in the half year resulting in a free cash flow after capital expenditure of £23 million (2001: £(111) million).

Net debt at 31 March 2002 of £2,998 million has increased from £2,390 million at 30 September 2001 principally as a result of spending £502 million on acquisitions including debt in subsidiaries acquired.

In May 2002, the Group has broadened its sources of finance and extended the maturity profile of its debt by raising US$ 750 million from the US private placement market, Euro 600 million by way of a first Euro denominated public bond and £200 million with a new Sterling public bond.

The proceeds of some £1 billion will be used to repay existing bank debt. Bank facilities of £1 billion mature in June 2002.

Moody's Investors Service and Standard & Poor's have recently confirmed their credit ratings for Compass Group of Baa1 and BBB + respectively. Both ratings have a stable outlook.

ACQUISITIONS

With the acquisition of Seiyo Food Systems, the Group has made an important strategic move resulting in a market-leading position in Japan.

On 30 January 2002, the Group completed the acquisition of 80% of Seiyo Foods for £325 million including net debt assumed and costs. Seiyo provides the Group with the ideal platform to exploit the opportunities arising from the ongoing development and consolidation of the £21 billion Japanese foodservice market. Seiyo has a strong presence in each of the key market segments of contract catering, concessions and motorway service areas. Seiyo also has a 24.7% investment in Yoshinoya D&C Co. Ltd, a leading Tokyo listed Japanese fast food retailer.

At the time of Compass Group's announcement of its intention to acquire Seiyo Foods, the company had already commenced the sale of its loss-making restaurants business, CASA. In March 2002 Seiyo announced agreement on the disposal of substantially all of this business and proceeds from this disposal , which are due to be received in May 2002, are in line with Compass Group management expectations.

In addition to the acquisition of Seiyo Foods, the Group has announced two further key acquisitions in the first half, which completed just after the half year end;

- **Restorama, Rail Gourmet and parts of Gourmet Nova:** In December 2001, the Group announced the acquisition of Restorama AG and Rail Gourmet AG from SAirlines AG and parts of Swissair's Gourmet Nova business for a total consideration of £41m. Restorama provides foodservice in the business and industry sector in Switzerland, Germany and Austria. Rail Gourmet is a leading provider of on board foodservice to customers travelling by rail in Europe. The UK part is subject to clearance by the Competition Commission with an announcement due by 8 July 2002.

- **Bon Appétit:** In March 2002, the Group announced the acquisition in North America of Bon Appétit Management Company for £114 million. This is an important move, strengthening the Group's profile on the US West Coast, in particular in business and industry and education foodservice.

OUTLOOK

We have continued to make a number of impressive high profile contract gains and our contract retention rates are robust. We expect a reduction in acquisition activity going forward and with our focus on organic growth coupled with the integration of past acquisitions we remain confident that our expectations of organic turnover and margin rate increases will be delivered.

Michael J Bailey
Chief Executive

Enquiries:

21 May 2002			
Francis Mackay	Chairman	Compass Group PLC	020 7404 5959
Michael J Bailey	Chief Executive	Compass Group PLC	020 7404 5959
Andrew Lynch	Finance Director	Compass Group PLC	020 7404 5959
Timothy Grey/Simon Sporborg		Brunswick Group Ltd	020 7404 5959
Thereafter			
Francis Mackay		Compass Group PLC	01932 573 000
Michael J Bailey		Compass Group PLC	01932 573 000
Andrew Lynch		Compass Group PLC	01932 573 000

Website
www.compass-group.com

Notes:

(1) **Compass Group** is the world's largest foodservice company employing over 360,000 people in over 90 countries and with annual revenues in excess of £10bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and railway stations throughout USA, Europe and developing markets in Asia and South America.

The Group owns and operates major foodservice brands including Au Bon Pain, Harry Ramsden's, Little Chef, Upper Crust and Ritazza which are available to its clients and customers through its sector brands including Eurest, Scolarest, Medirest and Morrisons, Canteen Vending and Selecta, Select Service Partner and Moto.

(2) **Results Presentation and Teleconferences:**

- An **analyst presentation and conference call** will take place at 09.30 London time on Tuesday, 21 May 2002 at The Merrill Lynch Financial Centre, 2 King Edward Street, London EC1. Analysts or investors unable to attend the meeting in person may access it either via telephone or internet. The telephone dial in numbers are +44 (0) 20 8240 8245 or +44 (0) 20 8781 0571.

  Synchronised presentation slides and a live audio stream can be accessed on the internet at http://www.genesysrichmedia.com/compassgroup/21052002/default.htm

  Remote participants will not be able to ask questions during the meeting.

  An **audio replay** of the presentation will be available for 7 days (until 28 May) by dialing +44 (0)20 8288 4459, passcode 630112.

- A **conference call for US analysts and investors** will take place at 17:00 London time / 12:00 New York time on Tuesday, 21 May 2002. The telephone dial in numbers are 1 415 217 0050 and 1 303 713 7888. There will be a live Q and A session with management following the presentation. Synchronised slides and a live audio stream can be accessed on the internet at http://www.genesysrichmedia.com/compassgroup/21052002pm/default.htm

INDEPENDENT REVIEW REPORT TO COMPASS GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 March 2002 which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2002.

Deloitte & Touche
Chartered Accountants

Hill House
1 Little New Street
London EC4A 3TR

21 May 2002

COMPASS GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 31 March 2002

	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed As restated £m	Year ended 30 Sep 2001 Audited As restated £m
Turnover (note 2)					
Continuing operations	4,884	-	4,884	4,079	8,716
Acquisitions	130	-	130	-	-
	5,014	-	5,014	4,079	8,716
Operating costs (note 3)	(4,685)	(132)	(4,817)	(3,970)	(8,374)
Operating profit					
Continuing operations	326	(127)	199	109	342
Acquisitions	3	(5)	(2)	-	-
	329	(132)	197	109	342
Share of operating profits of associated undertakings					
Continuing operations	1	-	1	4	5
Acquisitions	3	-	3	-	-
	4	-	4	4	5
Total operating profit : Group and share of associated undertakings (note 2)	333	(132)	201	113	347
Reversal of discounting of net proceeds from disposal of businesses to net present value	-	-	-	103	127
Other interest receivable and similar income	12	-	12	7	17
Total interest receivable and similar income	12	-	12	110	144
Interest payable and similar charges	(87)	-	(87)	(144)	(237)
Net interest	(75)	-	(75)	(34)	(93)
Profit on ordinary activities before taxation	258	(132)	126	79	254
Tax on profit on ordinary activities (note 4)	(72)	4	(68)	(16)	(92)
Profit on ordinary activities after taxation	186	(128)	58	63	162
Equity minority interests	(8)	-	(8)	(7)	(16)
Profit for the financial period	178	(128)	50	56	146
Equity dividends (note 5)	(47)	-	(47)	(42)	(126)
Profit for the period retained	131	(128)	3	14	20
Basic earnings per ordinary share (note 6)			2.2p	2.5p	6.6p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items (note 6)	8.0p			8.5p	20.0p
Diluted earnings per ordinary share (note 6)			2.2p	2.5p	6.5p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items (note 6)	7.9p			8.4p	19.8p

The half year results are unaudited but have been reviewed by the auditors. The above amounts are derived from continuing operations. The results for the year ended 30 September 2001 do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985 and have been extracted from the Group's published accounts for that year which have been filed with the Registrar of Companies. The audit report on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

COMPASS GROUP PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the six months ended 31 March 2002

	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed As restated £m	Year ended 30 Sep 2001 Audited As restated £m
Profit for the financial period	**50**	56	146
Currency translation differences on foreign currency net investments	**(46)**	(62)	(84)
Total gains and losses recognised in the period	**4**	(6)	62
Prior year adjustment (note 4)	**(7)**		
Total gains and losses recognised since last annual report	**(3)**		

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS
For the six months ended 31 March 2002

	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed As restated £m	Year ended 30 Sep 2001 Audited As restated £m
Profit for the financial period	**50**	56	146
Dividends	**(47)**	(42)	(126)
	3	14	20
Currency translation differences on foreign currency net investments	**(46)**	(62)	(84)
Issue of shares	**42**	11	24
Shares to be issued	**(23)**	13	28
Net reduction in shareholders' funds	**(24)**	(24)	(12)
Opening shareholders' funds	**2,782**	2,798	2,798
Prior year adjustment (note 4)	**-**	(4)	(4)
Opening shareholders' funds as restated	**2,782**	2,794	2,794
Closing shareholders' funds as restated	**2,758**	2,770	2,782

COMPASS GROUP PLC

CONSOLIDATED BALANCE SHEET
As at 31 March 2002

	Notes	31 Mar 2002 Reviewed £m	31 Mar 2001 Reviewed As restated £m	30 Sep 200 Audite As restate £r
Fixed assets				
Intangible assets		**4,424**	3,203	4,20
Tangible assets		**2,237**	1,727	2,08
Investments		**147**	117	2
		6,808	5,047	6,30
Current assets				
Stocks		**204**	160	18
Debtors: amounts falling due within one year		**1,359**	1,064	1,17
amounts falling due after more than one year		**370**	167	28
Businesses held for resale		**122**	2,821	7
Investments		**12**	-	1
Cash at bank and in hand		**402**	468	69
		2,469	4,680	2,42
Creditors: amounts falling due within one year		**(2,935)**	(2,669)	(2,83
Net current (liabilities)/assets		**(466)**	2,011	(415
Total assets less current liabilities		**6,342**	7,058	5,89
Creditors: amounts falling due after more than one year		**(3,087)**	(3,893)	(2,69
Provisions for liabilities and charges	7	**(400)**	(359)	(37
Equity minority interests		**(97)**	(36)	(3
Net assets		**2,758**	2,770	2,78
Capital and reserves				
Called up share capital		**223**	221	22
Shares to be issued		**9**	17	3
Share premium account	8	**62**	1	11
Merger reserve	8	**4,170**	4,170	4,17
Profit and loss account	8	**(1,706)**	(1,639)	(1,653
Total equity shareholders' funds		**2,758**	2,770	2,782

COMPASS GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 31 March 2002

	£m	Half year ended 31 Mar 2002 Reviewed £m	£m	Half year ended 31 Mar 2001 Reviewed £m	£m	Year ended 30 Sep 2001 Audited £m
Net cash inflow from operating activities (note I)		**328**		239		748
Exceptional reorganisation costs		**(15)**		(19)		(44)
Net cash inflow after exceptional items		**313**		220		704
Dividends from associated undertakings		**-**		-		2
Returns on investments and servicing of finance						
Interest received	**10**		5		16	
Interest paid	**(86)**		(152)		(258)	
Interest element of finance lease rental payments	**(2)**		(1)		(3)	
Dividends paid to minority interests	**(1)**		(1)		(5)	
Net cash outflow from returns on investments and servicing of finance		**(79)**		(149)		(250)
Taxation						
Tax received	**16**		5		19	
Tax paid	**(34)**		(45)		(118)	
Net tax paid		**(18)**		(40)		(99)
Free cash flow before capital expenditure and financial investments		**216**		31		357
Capital expenditure and financial investment						
Purchase of tangible fixed assets	**(216)**		(155)		(355)	
Sale of tangible fixed assets	**23**		13		30	
Sale/purchase of own shares, net	**-**		-		1	
Total capital expenditure and financial investment		**(193)**		(142)		(324)
Acquisitions and disposals						
Purchase of subsidiary companies and investments in associated undertakings	**(244)**		(302)		(1,337)	
Net (costs) / proceeds from hotel disposal	**(15)**		211		2,806	
Sale of subsidiary companies	**-**		25		25	
Total acquisitions and disposals		**(259)**		(66)		1,494
Equity dividends paid		**(42)**		(121)		(121)
Net cash (outflow)/inflow from investing activities		**(494)**		(329)		1,049
Net cash (outflow)/inflow before financing		**(278)**		(298)		1,406
Financing						
Issue of ordinary share capital	**6**		11		24	
Debt due within a year:						
Decrease in bank loans and loan notes	**(492)**		(454)		(430)	
Debt due after a year:						
Increase/ (decrease) in bank loans and loan notes	**481**		668		(440)	
Capital element of finance lease rentals	**(7)**		(5)		(15)	
Net cash (outflow)/inflow from financing		**(12)**		220		(861)
(Decrease)/increase in cash in the period		**(290)**		(78)		545
Reconciliation of net cash flow to movement in net debt (note II)						
(Decrease)/increase in cash in the period		**(290)**		(78)		545
Cash inflow/(outflow) from change in debt and lease finance		**18**		(209)		885
Change in net debt resulting from cash flows		**(272)**		(287)		1,430
Changes in finance leases and loans acquired with subsidiaries		**(266)**		(12)		(73)
Effect of foreign exchange rate change		**(70)**		(54)		(51)
Movement in net debt in the period		**(608)**		(353)		1,306
Opening net debt		**(2,390)**		(3,696)		(3,696)
Closing net debt		**(2,998)**		(4,049)		(2,390)

COMPASS GROUP PLC

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 31 March 2002

		Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed £m	Year ended 30 Sep 2001 Audited £m
I	**Reconciliation of operating profit to net cash inflow from operating activities:**			
	Operating profit before goodwill amortisation and exceptional items	333	268	676
	Depreciation	113	83	170
	EBITDA	446	351	846
	(Profit) on disposal of fixed assets and businesses	-	(1)	(7)
	Share of profit of associated undertakings	(4)	(5)	(7)
	Decrease in provisions for liabilities and charges	(8)	(8)	(33)
	Increase in stocks	(11)	(6)	(8)
	Increase in debtors	(147)	(127)	(153)
	Increase in creditors	52	35	110
	Net cash inflow from operating activities	328	239	748

		1 Oct 2001 £m	Cash flow £m	Exchange Movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	31 Mar 2002 £m
II	**Analysis of net debt:**						
	Cash at bank and in hand	692	(293)	3	-	-	402
	Overdrafts	(47)	3	-	-	-	(44)
		645	(290)	3	-	-	358
	Debt due within one year	(437)	492	(6)	(110)	(327)	(388)
	Debt due after one year	(2,547)	(481)	(66)	(148)	327	(2,915)
	Finance leases	(51)	7	(1)	-	(8)	(53)
		(3,035)	18	(73)	(258)	(8)	(3,356)
	Total	(2,390)	(272)	(70)	(258)	(8)	(2,998)

Other non-cash changes in respect of debt represent amounts which were previously considered repayable in more than one year now due in less than one year.

NOTES TO THE FINANCIAL STATEMENTS
For the six months ended 31 March 2002

1. Basis of preparation

The results of Compass Group PLC for the six months ended 31 March 2002 have been prepared on the basis of the accounting policies disclosed in the 2001 Annual Report with the exception that deferred taxation is now stated in accordance with FRS19, "Deferred Tax" on a full liability basis and comparative financial information has been restated as necessary.

Certain items in the interim accounts as at 31 March 2001 have been restated on a consistent basis with the treatment adopted in the accounts as at 30 September 2001.

COMPASS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2002

2. Turnover and operating profit	Continuing Operations £m	Acquisitions £m	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed £m	Year ended 30 Sep 2001 Audited £m
Turnover					
Foodservice					
Geographical analysis:					
- United Kingdom	**1,451**	**4**	**1,455**	1,361	2,877
- Continental Europe and the rest of the world	**1,651**	**103**	**1,754**	1,403	3,013
- North America	**1,782**	**23**	**1,805**	1,315	2,826
	4,884	**130**	**5,014**	4,079	8,716
Operating profit (before goodwill amortisation and exceptional items)					
Foodservice					
- The Company and its subsidiary companies	**326**	**3**	**329**	263	669
- Associated undertakings	**1**	**3**	**4**	5	7
	327	**6**	**333**	268	676
Geographical analysis:					
- United Kingdom					
The Company and its subsidiary companies	**149**	**-**	**149**	132	377
Associated undertakings	**1**	**-**	**1**	1	1
- Continental Europe and the rest of the world					
The Company and its subsidiary companies	**92**	**2**	**94**	70	153
Associated undertakings	**-**	**3**	**3**	4	6
- North America	**85**	**1**	**86**	61	139
	327	**6**	**333**	268	676
Amortisation of goodwill:					
- United Kingdom	**(75)**	**-**	**(75)**	(72)	(149)
- Continental Europe and the rest of the world	**(14)**	**(4)**	**(18)**	(8)	(31)
- North America	**(23)**	**(1)**	**(24)**	(6)	(25)
	(112)	**(5)**	**(117)**	(86)	(205)
Exceptional items:					
- United Kingdom	**(12)**	**-**	**(12)**	(69)	(115)
- Continental Europe and the rest of the world	**(2)**	**-**	**(2)**	-	(6)
- North America	**(1)**	**-**	**(1)**	-	(3)
	(127)	**(5)**	**(132)**	(155)	(329)
Total operating profit	**200**	**1**	**201**	113	347

Total operating profit after goodwill amortisation and exceptional items for the half year ended 31 March 2002 relates to foodservice analysed as UK £63 million, Continental Europe and the rest of the world £77 million, and North America £61 million, (2001 half year: £(8) million, £66 million and £55 million respectively and full year ended 30 September 2001: £114 million, £122 million and £111 million respectively).

COMPASS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2002

3. Exceptional operating items – continuing operations	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed £m	Ye ende 30 Sep 20C Audite £
Reorganisation			
- costs incurred	**3**	15	4
- accrued costs	**2**	4	1
- assets written off	**-**	37	4
Employee share schemes	**10**	13	2
	15	69	12

During 2000, the Group acquired Granada Restaurants and has since combined this with the Group's existing UK operations. Costs incurred relate to reorganisation costs of the UK business and the writing off of the net book amount of duplicate assets. Employee share schemes relate to the Commitment Plan which was entered into with effect from 27 July 2000 to retain senior employees which matured on 27 January 2002 and will result in the issue of 9,931,031 new Compass Group PLC shares of which 7,988,197 had been issued as at 31 March 2002.

4. Tax on profit on ordinary activities	Half year ended 31 Mar 2002 Reviewed £m	Half year ended 31 Mar 2001 Reviewed As restated £m	Year ended 30 Sep 2001 Audited As restated £m
UK corporation tax	**29**	17	37
Overseas tax payable	**27**	18	52
	56	35	89
UK deferred tax	**15**	5	25
Impact of discounting UK deferred tax	**(2)**	(1)	(2)
Overseas deferred tax	**8**	5	27
Impact of discounting on overseas deferred tax	**(5)**	(4)	(14)
	72	40	125
Adjustments in respect of prior years:			
UK corporation tax	**(4)**	-	1
Overseas tax payable	**-**	(4)	(3)
	68	36	123
Overseas tax on share of profits of associated undertakings	**4**	1	4
Total tax charge before exceptional items	**72**	37	127
Tax on exceptional items:			
UK corporation tax	**-**	(6)	(18)
UK deferred tax	**(4)**	(15)	(17)
Tax on ordinary activities after exceptional items	**68**	16	92

United Kingdom corporation tax has been charged at 30% (2001: 30%). The Group tax charge is reduced below this rate since tax is charged at a lower effective rate on overseas earnings.

FRS 19 "Deferred Tax" has been adopted with a consequential restatement of prior periods. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group has decided to adopt the policy of discounting deferred tax balances as permitted by FRS 19.

COMPASS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2002

4. Tax on profit on ordinary activities (continued)

The effect of the restatement of 2001 is to increase the tax charge on profit on ordinary activities before taxation, goodwill amortisation and exceptional items, having excluded imputed interest income, which does not attract tax, ("the ordinary tax charge") by 1.3 percentage points. This equates to £6m in the year to 30 September 2001 and £2m in the half year to 31 March 2001.

The ordinary tax charge for the year to 30 September 2001 has increased by £6m as described above, but there is an additional exceptional UK deferred tax credit of £6m. The total tax charge has thus remained constant at £92m. However, the restatement has increased the currency translation loss on foreign currency net investment by £3m from £81m to £84m.

For the half year to 31 March 2001 the net impact is to reduce the total tax charge from £29m to £16m. The ordinary tax charge has been increased by £2m but there is an exceptional UK deferred tax credit of £15m giving a net reduction of £13m.

5. Dividends	Per share	Half year ended 31 Mar 2002 Reviewed £m	Per share	Half year ended 31 Mar 2001 Reviewed £m	Per share	Year ended 31 Sep 2001 Audited £m
Dividends on ordinary shares of 10p each						
Interim	**2.1p**	**47**	1.9p	42	1.9p	42
Final	**-**	**-**	-	-	3.8p	84
	2.1p	**47**	1.9p	42	5.7p	126

6. Earnings per share	Half year ended 31 Mar 2002 Before goodwill amortisation and exceptional items Reviewed £m	Half year ended 31 Mar 2002 After goodwill amortisation and exceptional items Reviewed £m	Half year ended 31 Mar 2001 Before goodwill amortisation and exceptional items Reviewed As restated £m	Half year ended 31 Mar 2001 After goodwill amortisation and exceptional items Reviewed As restated £m	Year ended 30 Sep 2001 Before goodwill amortisation and exceptional items Audited As restated £m	Year ended 30 Sep 2001 After goodwill amortisation and exceptional items Audited As restated £m
Attributable profit for basic and diluted earnings per share	**178**	**50**	189	56	446	146
	millions	millions	millions	millions	millions	millions
Average number of shares in issue	**2,221**	**2,221**	2,214	2,214	2,215	2,215
Shares to be issued	2	2	2	2	10	10
Average number of shares for basic earnings per share	**2,223**	**2,223**	2,216	2,216	2,225	2,225
Dilutive share options	**34**	**34**	32	32	26	26
Average number of shares for diluted earnings per share	**2,257**	**2,257**	2,248	2,248	2,251	2,251
Basic earnings per share	**8.0p**	**2.2p**	8.5p	2.5p	20.0p	6.6p
Diluted earnings per share	**7.9p**	**2.2p**	8.4p	2.5p	19.8p	6.5p

Earnings per share before goodwill amortisation and exceptional items has been shown to disclose the impact of goodwill amortisation and exceptional items on underlying earnings.

COMPASS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2002

7. Provisions for liabilities and charges	Insurance, pensions and other post employment benefits £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2001	(219)	(69)	(78)	(11)	(377)
Arising from acquisitions	(17)	(8)	(5)	-	(30)
Expenditure in the period	1	6	1	-	8
Charged to profit and loss account	(3)	-	-	-	(3)
Credited to profit and loss account	-	2	-	-	2
Currency adjustment	(1)	1	-	-	-
At 31 March 2002	(239)	(68)	(82)	(11)	(400)

Insurance, pensions and other post employment benefits relate to the costs of self funded pension and insurance schemes or statutory retirement arrangements and are essentially long term in nature. Onerous contracts represent the liabilities in respect of leases on non-utilised properties and other contracts. The duration of these contracts ranges from 2 to 17 years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

			Consolidated profit and loss account		
8. Reserves	Share premium account £m	Merger reserve £m	Before goodwill written off £m	Goodwill written off £m	Total £m
At 1 October 2001	11	4,170	479	(2,132)	(1,653)
Foreign exchange reserve movements	-	-	(46)	-	(46)
Premium on ordinary shares issued, net of expenses	51	-	(10)	-	(10)
Retained profit for the period	-	-	3	-	3
At 31 March 2002	62	4,170	426	(2,132)	(1,706)

9. Post balance sheet events

On 6 March 2002, the Group announced the acquisition of Bon Appétit Management Company for US$ 156 million (£114m). This acquisition was completed in April 2002.

The Group announced on 24 December 2001 the acquisition of Restorama AG and Rail Gourmet AG and parts of Swissair's Gourmet Nova business for a total consideration of CHF 97 million (£41m). The acquisition of parts of Gourmet Nova completed in the six months to 31 March 2002 and completion of the remaining businesses took place on 5 April 2002 with the payment of the balance of consideration due of CHF 85 million including debt assumed (£35 million).

Since 31 March 2002, the Group has raised some £1 billion of finance which will be used to repay existing debt as detailed in the Chief Executive's Report.

COMPASS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2002

10. Exchange rates	Translation rate	Closing rate
Exchange rates for major currencies used during the period after taking into account the Group's hedging arrangements were:		
Australian Dollar	2.63	2.67
Canadian Dollar	2.08	2.27
Danish Krone	12.16	12.13
Euro	1.63	1.63
Norwegian Krone	12.95	12.58
Swedish Krona	15.14	14.75
Swiss Franc	2.48	2.39
US Dollar	1.37	1.42

11. This announcement is being sent to all shareholders on the register at 20 May 2002 and is available to the general public at Cowley House, Guildford Street, Chertsey, Surrey, KT16 9BA (the company's registered office) during office hours.

=END=